Filed Pursuant to General Instruction II.L of Form F-10
File No. 333-282467

PROSPECTUS SUPPLEMENT

To the Short Form Base Shelf Prospectus Dated October 1, 2024

Secondary Offering	October 4, 2024

$139,904,763

24,761,905 Common Shares

This prospectus supplement (this “Prospectus Supplement”), together with the accompanying short form base shelf prospectus dated October 1, 2024 (the “Shelf Prospectus”), qualifies the distribution (the “Offering”) of 24,761,905 common shares (the “Offered Shares”) in the share capital of Equinox Gold Corp. (“Equinox Gold”, the “Company”, “we”, “us” or “our”) at a price of $5.65 per Offered Share (the “Offering Price”) by Ninety Fourth Investment Company LLC (the “Selling Shareholder”), an indirectly wholly-owned subsidiary of Mubadala Investment Company PJSC (“Mubadala”). The Offering is being made pursuant to an underwriting agreement dated October 4, 2024 (the “Underwriting Agreement”) among the Company, the Selling Shareholder and BMO Nesbitt Burns Inc. (“BMO”), as underwriter (the “Underwriter”). The Offering is being made concurrently in Canada under the terms of this Prospectus Supplement and in the United States under the terms of the Company’s registration statement on Form F-10 (File No. 333-282467) (the “Registration Statement”), filed with the United States Securities and Exchange Commission (the “SEC”), of which this Prospectus Supplement forms a part. See “Plan of Distribution (Conflict of Interest)”. The Company will not receive any of the proceeds of the Offering. See “Use of Proceeds” and “Selling Shareholder”.

Mubadala currently beneficially owns 44,761,905 common shares of the Company (the “Common Shares”), representing approximately 9.45% of the issued and outstanding Common Shares on an as-converted basis, including the Offered Shares and 20,000,000 Common Shares underlying the 2020 Notes (as defined herein) held directly by MDC Industry Holding Company LLC (“MDCI”), an indirectly wholly-owned subsidiary of Mubadala and an affiliate of the Selling Shareholder. Upon completion of the Offering, Mubadala will beneficially own approximately 4.22% of the issued and outstanding Common Shares on an as-converted basis, which represents 20,000,000 Common Shares underlying the 2020 Notes. See “Selling Shareholder”.

The Offering Price has been determined by arm’s length negotiations between the Selling Shareholder and the Underwriter, with reference to the prevailing market price of the Common Shares.

The Common Shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) and on the NYSE American LLC (the “NYSE American”) under the symbol “EQX”. On October 3, 2024, the last trading day before the date hereof, the closing price per share of our Common Shares was C$7.91 on the TSX and $5.85 on the NYSE American.

Price $5.65 per Offered Share

	Price to the Public	Underwriting Commission(1)	Net Proceeds to the Selling Shareholder(2)
Per Offered Share	$5.65	$0.226	$5.424
Total	$139,904,763.25	$5,596,190.53	$134,308,572.72

Notes:

(1)

Pursuant to the Underwriting Agreement, the Selling Shareholder has agreed to pay to the Underwriter a cash fee (the “Underwriting Commission”) representing 4.0% of the aggregate gross proceeds of the Offering.

(2)

After deducting the Underwriting Commission, but before deducting the expenses of the Selling Shareholder related to the Offering, which will be paid by the Selling Shareholder from the proceeds of the Offering. See “Use of Proceeds”.

The Underwriter, as principal, conditionally offers the Offered Shares, subject to prior sale, if, as and when sold by the Selling Shareholder and accepted by the Underwriter in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution (Conflict of Interest)” and subject to approval of certain Canadian legal matters on behalf of the Company by Blake, Cassels & Graydon LLP, certain United States legal matters on behalf of the Company by Paul, Weiss, Rifkind, Wharton & Garrison LLP, certain Canadian legal matters on behalf of the Underwriter by Stikeman Elliott LLP, certain United States legal matters on behalf of the Underwriter by Skadden, Arps, Slate, Meagher & Flom LLP, certain Canadian legal matters on behalf of the Selling Shareholder by McCarthy Tétrault LLP and certain United States legal matters on behalf of the Selling Shareholder by Akin Gump Strauss Hauer & Feld LLP.

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. See “Purchasers’ Statutory Rights”.

Subscriptions for the Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. See “Plan of Distribution (Conflict of Interest)”.

It is expected that the completion of the sale of the Offered Shares pursuant to the Offering (the “Closing”) will take place on or about October 9, 2024, or on such other date as may be agreed upon by the Company, the Selling Shareholder and the Underwriter and, in any event, on or before a date not later than 42 days from the date of this Prospectus Supplement (the “Closing Date”). Except as may be otherwise agreed by the Company, the Selling Shareholder and the Underwriter, the Offering will be conducted under the book-based system operated by CDS Clearing and Depository Services Inc. (“CDS”). A subscriber who purchases Offered Shares will receive only a customary confirmation from the registered dealer from or through whom Offered Shares are purchased and who is a CDS participant. CDS will record the CDS participants who hold Offered Shares on behalf of owners who have purchased Offered Shares in accordance with the book-based system. See “Plan of Distribution (Conflict of Interest)”.

In connection with the Offering and subject to applicable laws, the Underwriter may over-allot or effect transactions that stabilize or maintain the market price of the Common Shares in accordance with applicable market stabilization rules. Such transactions, if commenced, may be discontinued at any time. The Offered Shares sold by the Underwriter to the public will initially be offered at the Offering Price. After the Underwriter has made a reasonable effort to sell all of the Offered Shares at the Offering Price specified on the cover page, the Underwriter may change the Offering Price and the other selling terms to an amount not greater than the Offering Price set forth on the cover page, and the compensation realized by the Underwriter will be decreased by the amount that the aggregate price paid by the purchasers for the Offered Share is less than the gross proceeds paid by the Underwriter to the Selling Shareholder. The Underwriter may decrease the price for which the Offered Shares are distributed from the Offering Price. See “Plan of Distribution (Conflict of Interest)”.

This Offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this Prospectus Supplement and the accompanying Shelf Prospectus in accordance with Canadian disclosure requirements. Investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated herein by reference have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and thus may not be comparable to financial statements of United States companies.

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Purchasers of the Offered Shares should be aware that the acquisition, holding or disposition of the Offered Shares may have tax consequences both in Canada and the United States. Such consequences for purchasers who are resident in, or citizens of, Canada or the United States may not be described fully herein. Prospective purchasers are advised to consult their own tax advisors regarding the application of Canadian and/or U.S. federal income tax laws to their particular circumstances, as well as any other provincial, state, foreign and other tax consequences of acquiring, holding or disposing of the Offered Shares and related securities. See “Certain Canadian Federal Income Tax Considerations” and “Certain U.S. Federal Income Taxation Considerations”.

NEITHER THE SEC, NOR ANY STATE SECURITIES REGULATOR, HAS APPROVED OR DISAPPROVED THE SECURITIES OFFERED HEREBY OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING SHELF PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

An affiliate of BMO is a lender to the Company under the Company’s fourth amended and restated credit agreement dated May 13, 2024, as amended by a first amending agreement dated as of May 15, 2024 (the “Amended Credit Agreement”). Consequently, the Company may be considered to be a “connected issuer” as defined in National Instrument 33-105 – Underwriting Conflicts of the Underwriter to BMO under applicable securities laws in certain Canadian provinces and territories. See “Conflict of Interest”.

Investing in the Offered Shares involves a high degree of risk. You should carefully review the risks outlined in the “Risk Factors” section and elsewhere in this Prospectus Supplement and the accompanying Shelf Prospectus and the documents incorporated by reference herein and therein for a discussion of certain considerations relevant to an investment in the Offered Shares. See “Cautionary Note Regarding Forward-Looking Information” and “Risk Factors”.

The Company’s head and registered office is located at Suite 1501 – 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8.

Unless otherwise indicated, all dollar amounts and references to “$” are to United States dollars and references to “C$” are to Canadian dollars.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that we are incorporated or organized under the laws of a foreign country, that some or all of our officers and directors may be residents of a foreign country, that the Underwriter and that some or all of the experts named in this Prospectus Supplement and accompanying Shelf Prospectus may be residents of a foreign country and that all or a substantial portion of the assets of the Company and said persons may be located outside the United States. See “Enforceability of Civil Liabilities”.

Marshall Koval and Fraz Siddiqui, both directors of the Company, reside outside of Canada and have appointed Equinox Gold Corp., located at Suite 1501, 700 West Pender Street, Vancouver, British Columbia, V6C 1G8, Canada as their agent for service of process in Canada. The Selling Shareholder is organized under the laws of a foreign jurisdiction and has appointed McCarthy Tétrault LLP, located at 745 Thurlow Street, Suite 2400, Vancouver, British Columbia, V6E 0C5, Canada as its agent for service of process in Canada. See “Agent for Service of Process”. Each of Gabriel Secrest, P.E., Laurie M. Tahija, P.E., Stephen La Brooy, FAusIMM, Mark B. Mathisen, C.P.G., R. Douglas Bartlett, PG, C.P.G., Bruce Davis, FAusIMM, Nathan Robison, P.E., Jeffrey Woods, SME MMAS, Hugo R. A. Filho, MAusIMM (CP), Felipe M. Araújo, MAusIMM (CP), Gunter C. Lipper, M.Sc., FAusIMM, Tiãozito V. Cardoso, MBA, FAusIMM and César A. Torresini, FAusIMM, each a “qualified person” under National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and each required to file a consent with this Prospectus Supplement, also reside outside of Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or that resides outside of Canada, even if the person or company has appointed an agent for service of process in Canada.

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ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this Prospectus Supplement, which describes the terms of the Offering and adds to and updates information contained in the accompanying Shelf Prospectus and the documents incorporated by reference therein. The second part is the Shelf Prospectus, which gives more general information, some of which may not apply to the Offering. This Prospectus Supplement is deemed to be incorporated by reference into the Shelf Prospectus solely for the purpose of this Offering.

None of the Company, the Selling Shareholder or the Underwriter have authorized anyone to provide readers with information different from that contained in this Prospectus Supplement and the accompanying Shelf Prospectus (or incorporated by reference herein or therein). Neither the Company nor the Selling Shareholder take responsibility for, and can provide assurance as to the reliability of, any other information that others may give readers of this Prospectus Supplement and the accompanying Shelf Prospectus. If the description of the Offered Shares or any other information varies between this Prospectus Supplement and the accompanying Shelf Prospectus (including the documents incorporated by reference herein and therein), you should rely on the information in this Prospectus Supplement. The Offered Shares are not being offered in any jurisdiction where the offer or sale is not permitted.

Readers should not assume that the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Shelf Prospectus is accurate as of any date other than the date of this Prospectus Supplement and the accompanying Shelf Prospectus or the respective dates of the documents incorporated by reference herein or therein, unless otherwise noted herein. It should be assumed that the information appearing in this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated by reference herein and therein are accurate only as of their respective dates. The business, financial condition, results of operations and prospects of the Company may have changed since those dates.

This Prospectus Supplement shall not be used by anyone for any purpose other than in connection with the Offering. The Company does not undertake to update the information contained or incorporated by reference herein or in the Shelf Prospectus, except as required by applicable securities laws. Information contained on, or otherwise accessed through, the Company’s website shall not be deemed to be a part of this Prospectus Supplement or the accompanying Shelf Prospectus and such information is not incorporated by reference herein or therein.

CAUTIONARY NOTE TO UNITED STATES INVESTORS REGARDING PRESENTATION OF

FINANCIAL INFORMATION

We are permitted under the multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States to prepare this Prospectus Supplement and the accompanying Shelf Prospectus, including the documents incorporated by reference herein and therein, in accordance with the requirements of Canadian securities law, which differ from the requirements of United States securities laws. Financial statements included or incorporated by reference herein have been prepared in accordance with IFRS and thus may not be comparable to financial statements of United States companies.

CAUTIONARY NOTE TO UNITED STATES INVESTORS REGARDING PRESENTATION OF

MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

Disclosure regarding the Company’s mineral properties, including with respect to mineral reserve and mineral resource estimates included in this Prospectus Supplement and the accompanying Shelf Prospectus, and the documents incorporated by reference herein and therein, was prepared in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the SEC generally applicable to U.S. companies. Accordingly, information contained in this Prospectus Supplement and the accompanying Shelf Prospectus is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This Prospectus Supplement, the accompanying Shelf Prospectus, and the documents incorporated by reference herein and therein, contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and forward-looking information within the meaning of Canadian securities laws. All statements, other than statements of historical fact, are forward-looking statements. Such forward-looking statements and information include, but are not limited to:

•	information regarding the intentions of the Selling Shareholder and the Underwriter to complete the Offering on the terms and conditions described herein;

•	the expected timing and completion of the Offering;

•	the potential for the Underwriter to over-allot or undertake market stabilization transactions;

•	the strategic vision for the Company and expectations regarding exploration potential, production capabilities and future financial or operational performance, including investment returns;

•	the Company’s ability to achieve its 2024 production and cost guidance;

•	the Company’s ability to achieve commercial production at Greenstone (as defined herein);

•

the Company’s ability to successfully advance its growth and development projects, including the expansion projects planned at Castle Mountain (as defined herein), Los Filos (as defined herein) and Aurizona (as defined herein);

•

the expected benefits of financings, dividend distribution, the Company’s ability to cover debt obligations, ability to maintain lending arrangements, ability to provide returns, overhead and operating costs, risk management, the Company’s share price, the market price for gold, and risks relating to widespread epidemics or pandemic out-breaks;

•	the Company’s ability to successfully renegotiate existing community, land access and stakeholder agreements at Los Filos and the potential impact on Los Filos if those negotiations are unsuccessful;

•	the strength of the Company’s balance sheet and the Company’s liquidity;

•

the impact of the geotechnical event in the Piaba pit at Aurizona, including the Company’s ability to mitigate impacts on planned 2024 production from Aurizona, the effectiveness the Company’s remediation activities to enhance stability of the Piaba pit and nearby infrastructure, and the Company’s ability to develop a plan to remediate the long-term stability as well as to continue partial mining of the Piaba pit;

•	the expectations for the Company’s investments in Versamet Royalties Corporation (“Versamet”) and Bear Creek Mining Corporation (“Bear Creek”); and

•	the conversion of Mineral Resource (within the meaning of NI 43-101) to Mineral Reserve (within the meaning of NI 43-101).

Forward-looking statements or information generally identified by the use of the words “will”, “advancing”, “strategy”, “plans”, “budget”, “anticipated”, “expected”, “estimated” and similar expressions and phrases or statements that certain actions, events or results “may”, “could”, “should”, “will be taken” or “be achieved”, or the negative connotation of such terms, are intended to identify forward-looking statements and information. Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. The Company has based these forward-looking statements and information on the Company’s current expectations and projections about future events and these assumptions include:

•	the Company’s ability to achieve the exploration, production, cost and development expectations for its respective operations and projects;

•	the Company’s ability to achieve commercial production at Greenstone in accordance with expectations;

•	that existing assets are retained and continue to produce at current rates;

•	prices for gold remaining as estimated;

•	currency exchange rates remaining as estimated;

•	the Company’s ability to identify and implement opportunities to mitigate the impact of the geotechnical event at Aurizona;

•	that all necessary permits, licenses and regulatory approvals are received in a timely manner;

•	expansion projects at Los Filos, Castle Mountain and Aurizona being completed and performed in accordance with current expectations;

•	the mine plans and estimated development schedules remaining consistent with the plans outlined in the technical report for each project;

•	tonnage of ore to be mined and processed;

•	ore grades and recoveries;

•	availability of funds for the Company’s projects and future cash requirements;

•	capital, decommissioning and reclamation estimates;

•	Mineral Reserve and Mineral Resource estimates and the assumptions on which they are based;

•	prices for energy inputs, labor, materials, supplies and services;

•	that there are no labor-related disruptions and no unplanned delays or interruptions in scheduled construction, development and production, including by blockade or industrial action;

•	the Company’s history and relationships with workers, unions, communities and other stakeholders;

•	the Company’s ability to comply with environmental, health and safety laws and other regulatory requirements;

•	the strategic visions of Versamet and Bear Creek, and their respective abilities to successfully advance their businesses;

•	the ability of Bear Creek to successfully operate the Mercedes mine and to meet its payment commitments to the Company; and

•	the ability of Equinox Gold to work productively with its Indigenous partners at Greenstone and its community partners at Los Filos.

While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this Prospectus Supplement, the accompanying Shelf Prospectus, and the documents incorporated by reference herein and therein. The Company cautions that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this Prospectus Supplement, the accompanying Shelf Prospectus, and the documents incorporated by reference herein and therein, and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation:

•	fluctuations in gold prices;

•	fluctuations in prices for energy inputs, labor, materials, supplies and services;

•	fluctuations in currency markets;

•	recent market events and conditions;

•

construction and operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, geotechnical failures, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding, fires and severe weather);

•	inadequate insurance, or inability to obtain insurance to cover these risks and hazards;

•	employee relations;

•	relationships with, and claims by, local communities and Indigenous populations;

•	the effect of blockades and community issues on the Company’s production and cost estimates;

•	the Company’s ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all;

•	changes in laws, regulations and government practices, including mining, environmental and export and import laws and regulations;

•	legal restrictions relating to mining;

•	risks relating to expropriation;

•	increased competition in the mining industry;

•	the failure by Bear Creek to meet its payment commitments to the Company; and

•

those factors identified in the Annual Information Form (as defined herein) under the heading “Risks Related to the Business”, together with the risks identified in the Shelf Prospectus, this Prospectus Supplement and the Annual MD&A (as defined herein).

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements and information. Forward-looking statements and information are designed to help readers understand management’s views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable securities laws, the Company does not assume any obligation and does not intend to update or to publicly announce the results of any change to any forward-looking statement or information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If the Company updates any one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements and information contained in Prospectus Supplement, the accompanying Shelf Prospectus, and the documents incorporated by reference herein and therein, are expressly qualified in their entirety by this cautionary statement. See “Risk Factors” in this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated by reference herein and therein for a discussion of certain factors investors should carefully consider before deciding to invest in the Offered Shares.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Shelf Prospectus solely for the purposes of the Offering.

Information has been incorporated by reference in this Prospectus Supplement from documents filed with the securities commissions or similar authorities in each of the provinces and territories of Canada and filed with, or furnished to, the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Equinox Gold Corp. by mail at Suite 1501 – 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8, or by telephone at +1 604-558-0560 and are also available electronically under the Company’s profile on System for Electronic Data Analysis and Retrieval + (“SEDAR+”) at www.sedarplus.ca and on the SEC’s Electronic Document Gathering and Retrieval system (“EDGAR”) at www.sec.gov. The filings of the Company on SEDAR+ and EDGAR are not incorporated by reference in this Prospectus Supplement except as specifically set out herein.

The following documents, filed by the Company with securities commissions or similar regulatory authorities in Canada, which have also been filed with, or furnished to, the SEC, are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement and the accompanying Shelf Prospectus:

1.	annual information form of the Company dated February 22, 2024 for the year ended December 31, 2023 (the “Annual Information Form”);

2.

audited consolidated financial statements of the Company as of and for the years ended December 31, 2023 and 2022, together with the notes thereto and the reports of the independent registered public accounting firm thereon;

3.	management’s discussion and analysis of the Company for the three months and year ended December 31, 2023 (the “Annual MD&A”);

4.

condensed consolidated interim financial statements of the Company as of and for the three and six months ended June 30, 2024 and 2023, together with the notes thereto (the “Interim Financial Statements”);

5.	management’s discussion and analysis of the Company for the three and six months ended June 30, 2024 (the “Q2 MD&A”);

6.	management information circular of the Company dated March 25, 2024, prepared for the purposes of the annual general meeting of the shareholders of the Company held on May 9, 2024;

7.

the “template version” (as such term is defined in National Instrument 41-101 – General Prospectus Requirements (“NI 41-101”)) of the term sheet in respect of the Offered Shares dated October 3, 2024 (the “Term Sheet”); and

8.

material change report of the Company dated May 3, 2024, relating to the acquisition of the remaining 40.0% interest in Greenstone, not already owned by the Company (the “Acquisition”), the Term Loan (as defined herein) and the closing of a bought deal public offering (the “April Offering”).

Any document of the type referred to in paragraphs (1) – (8) above or similar material and any documents required by section 11.1 of Form 44-101F1 of National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference into a short form prospectus, including any annual information forms, all material change reports (excluding confidential reports, if any), all annual and interim financial statements and management’s discussion and analysis relating thereto, information circular or amendments thereto and any template version of “marketing materials” (as defined in NI 41-101) filed by the Company with any securities commissions or similar regulatory authority in Canada after the date of this Prospectus Supplement and during the period that this Prospectus Supplement is effective, will be deemed to be incorporated by reference in this Prospectus Supplement and will automatically update and supersede information contained or incorporated by reference in this Prospectus Supplement. The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Company and readers should review all information contained in this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated or deemed to be incorporated by reference herein and therein.

Any statement contained in this Prospectus Supplement, in the accompanying Shelf Prospectus or in any document incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded, for purposes of this Prospectus Supplement, to the extent that a statement contained herein or in the accompanying Shelf Prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein or in the accompanying Shelf Prospectus modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus Supplement.

Documents and information in an annual report on Form 40-F or a report on Form 6-K filed or furnished by the Company with or to the SEC under the Exchange Act, from the date of this Prospectus Supplement and prior to the completion of the Offering, shall be deemed incorporated by reference into this Prospectus Supplement and the Registration Statement of which this Prospectus Supplement forms a part, if and to, the extent in the case of any Report on Form 6-K, expressly provided in such document. In addition, we may incorporate by reference into this Prospectus Supplement, or the Registration Statement of which it forms a part, other information from documents that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act, if and to the extent expressly provided therein.

References to our website in any documents that are incorporated by reference into this Prospectus Supplement and the Shelf Prospectus do not incorporate by reference the information on such website into this Prospectus Supplement or the Shelf Prospectus, and we disclaim any such incorporation by reference.

MARKETING MATERIALS

In connection with the Offering, the Underwriter may use “marketing materials” (as such term is defined in NI 44-101 – Short Form Prospectus Distributions). The marketing materials do not form part of this Prospectus Supplement and the Shelf Prospectus to the extent that the contents of the marketing materials have been modified or superseded by a statement contained in this Prospectus Supplement. Any template version of any “marketing materials” filed after the date of this Prospectus Supplement and before the termination of the distribution of the securities offered pursuant to this Prospectus Supplement (together with the Shelf Prospectus) is deemed to be incorporated by reference in this Prospectus Supplement.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents referred to in the Shelf Prospectus or in this Prospectus Supplement have been or will (through post-effective amendment or incorporation by reference) be filed with the SEC as part of the Registration Statement on Form F-10 of which this Prospectus Supplement and the Shelf Prospectus forms a part:

1.	the documents referred to under the heading “Documents Incorporated by Reference” in this Prospectus Supplement and in the Shelf Prospectus;

2.	consent of auditors;

3.	consents of the “qualified persons” referred to in this Prospectus Supplement under “Interests of Experts”;

4.	powers of attorney from certain of the Company’s officers and directors; and

5.	the Underwriting Agreement in respect of the Offering among the Company, the Selling Shareholder and the Underwriter.

FINANCIAL INFORMATION

Unless otherwise indicated, all financial information included and incorporated by reference in this Prospectus Supplement is determined using IFRS, which differs from United States generally accepted accounting principles.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

The financial statements of the Company incorporated by reference in this Prospectus Supplement are reported in American dollars. Unless otherwise indicated, all dollar amounts and references to “$” are to United States dollars and references to “C$” are to Canadian dollars.

The following table sets forth for each period indicated: (i) the exchange rates in effect at the end of the period; (ii) the high and low exchange rates during such period; and (iii) the average exchange rates for such period, for one Canadian dollar, expressed in U.S. dollars, as quoted by the Bank of Canada.

	Year ended December 31,		Six months ended June 30,
	2023	2022	2024	2023
	$	$	$	$
Closing	0.7561	0.7383	0.7306	0.7553
High	0.7617	0.8031	0.7510	0.7604
Low	0.7207	0.7217	0.7235	0.7243
Average	0.7410	0.7692	0.7361	0.7421

On October 3, 2024, the last trading day preceding the date of this Prospectus Supplement, the daily exchange rate as quoted by the Bank of Canada was C$1.00 = $0.7386 ($1.00 = C$1.3540).

THE COMPANY

The following description of the Company is, in some instances, derived from selected information about us contained in the documents incorporated by reference into this Prospectus Supplement. This description does not contain all of the information about us and our properties and business that you should consider before investing in any securities. You should carefully read the Prospectus Supplement and the Shelf Prospectus, including the section titled “Risk Factors”, as well as the documents incorporated by reference into this Prospectus Supplement and the Shelf Prospectus, before making an investment decision.

Corporate Structure

Equinox Gold is a growth-focused mining company delivering on its strategy of creating the premier Americas gold producer. In its first six years the Company has grown from a single-asset developer to a multi-asset gold producer with a portfolio of gold mines in the Americas, a multi-million-ounce gold reserve base and a strong growth profile from a pipeline of expansion projects.

Equinox Gold was created with the strategic vision of building a diversified, Americas-focused gold company that will responsibly and safely produce more than one million ounces of gold annually, bring long-term social and economic benefits to its host communities, create a safe and rewarding workplace for its employees and contractors and provide above average investment returns to its shareholders. To achieve its growth objectives, Equinox Gold intends to expand production from its current asset base through exploration and development and will also consider opportunities to acquire other companies, producing mines and development projects that fit the Company’s portfolio and strategy.

As of the date of this Prospectus Supplement, Equinox Gold’s operating mines and development projects are as follows:

Name of Mineral Property	Ownership	Location	Status
Greenstone Mine (“Greenstone”)	100%	Ontario, Canada	Producing

Mesquite Mine (“Mesquite”)	100%	California State, USA	Producing

Castle Mountain Gold Mine (“Castle Mountain”)	100%	California State, USA	Phase 1 – Residual leaching Permitting Phase 2 expansion

Los Filos Mine Complex (“Los Filos”)	100%	Guerrero State, Mexico	Producing

Aurizona Gold Mine (“Aurizona”)	100%	Maranhão State, Brazil	Producing Advancing study for potential expansion

Fazenda Gold Mine (“Fazenda”)	100%	Bahia State, Brazil	Producing

RDM Gold Mine (“RDM”)	100%	Minas Gerais State, Brazil	Producing

Santa Luz Gold Mine (“Santa Luz”)	100%	Bahia State, Brazil	Producing

Equinox Gold’s material assets are Greenstone, Mesquite, Castle Mountain, Los Filos, Aurizona, Fazenda and Santa Luz. Equinox Gold has an experienced management team with a history of creating shareholder value and operational success. Equinox Gold’s corporate strategy is to continue to build on its existing portfolio of producing gold assets in the Americas.

Recent Developments

Since the date of the Shelf Prospectus, there have been no recent developments.

RISK FACTORS

An investment in the Offered Shares is highly speculative and involves significant risks. In addition to the other information included or incorporated by reference in this Prospectus Supplement, or the Shelf Prospectus, any prospective investor should carefully consider the risks described below before purchasing any of the Offered Shares distributed under this Prospectus Supplement. If any of the following risks actually occur, our business, financial condition, results of operations and prospects could materially suffer. As a result, the trading price of our securities, including our Common Shares, could decline, and investors might lose all or part of their investment. The risks set out below are not the only risks we face; risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, results of operations and prospects. Prospective investors should also refer to the other information set forth or incorporated by reference in this Prospectus Supplement and the Shelf Prospectus, including the risk factors identified in the Annual Information Form, the Annual MD&A, the Q2 MD&A, our consolidated financial statements and related notes and technical reports and any subsequently filed documents incorporated by reference.

Risks Relating to the Offering and the Securities

The Common Shares are subject to market price volatility

The market price for the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond our control, including but not limited to the following:

•	actual or anticipated fluctuations in the Company’s quarterly results of operations;

•	actual or anticipated fluctuations to the capital requirements of the Company’s properties;

•	actual or anticipated fluctuations to the price of gold and other metals;

•	changes in the Company’s estimates of its future results of operations;

•	changes in forecasts, estimates or recommendations of securities research analysts regarding the Company’s future results of operations or financial performance;

•

changes in the economic, operating, performance or market valuations of other companies in the industry in which the Company operates or of other companies that investors deem comparable to the Company;

•

failure of securities analysts to initiate or maintain coverage of us, changes in ratings and financial estimates and the publication of other news by any securities analysts who follow us, or our failure to meet these estimates or the expectations of investors;

•	release or expiration of lock-up or other transfer restrictions on outstanding Common Shares or securities issuable upon exchange of options;

•	fluctuations in trading volume of the Common Shares and fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

•	changes in general political, geopolitical, economic, industry and market conditions and trends;

•	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business or industry;

•	lawsuits threatened or filed against us for claims relating to intellectual property, employment issues, or otherwise;

•	sales or perceived intent to sell Common Shares by our insiders or the issuance of additional Common Shares by us;

•	the size of the public float of the Common Shares;

•	changes to the composition of our board of directors, our management or other key personnel;

•	short sales, hedging, and other derivative transactions involving the Common Shares; and

•	news reports relating to trends, concerns, competitive developments, regulatory changes and other related issues in our industry or target markets.

Financial markets have recently experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of public entities and that have, in many cases, been unrelated to the operating performance, underlying asset values or prospects of such entities. Accordingly, the market price of the Common Shares may decline even if our business, financial condition and results of operations or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. As well, certain institutional investors may base their investment decisions on consideration of our environmental, governance and social practices and performance against such institutions’ respective investment guidelines and criteria, and failure to satisfy such criteria may result in limited or no investment in, or disposition of, the Common Shares by those institutions, which could materially adversely affect the trading price of the Common Shares. There can be no assurance that fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue for a protracted period of time, our business, financial condition and results of operations could be materially adversely affected and the trading price of the Common Shares could also be materially adversely affected. In addition, securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Need for future financing

The future development of the Company’s business will require additional financings or refinancings. There are no assurances that such financing or refinancing will be available, or if available, available on terms acceptable to the Company. If sufficient capital is not available, the Company may be required to delay the expansion of its business and operations, which could have a material adverse effect on the Company’s business, financial condition, prospects or results of operations.

The Company has outstanding convertible and derivative securities which, if exercised, could cause dilution to existing shareholders

The exercise of any of stock options, share units, other share-based compensation, convertible debentures and notes and share purchase warrants and the subsequent resale of such Common Shares in the public market, or the perception that such resales may occur, could adversely affect the prevailing market price of the Common Shares and the Company’s ability to raise equity capital in the future at a time and price which it deems appropriate. The Company may also enter into commitments in the future which would require the issuance of additional Common Shares and it may grant additional share purchase warrants, stock options and other securities convertible into Common Shares. Any share issuances from the Company’s treasury will result in immediate dilution to existing shareholders’ percentage interest in the Company.

Dilution from equity financing could negatively impact holders of Common Shares

The Company may from time to time raise funds through the issuance of Common Shares or the issuance of debt instruments or other securities convertible into Common Shares. The Company cannot predict the size or price of future issuances of Common Shares or the size or terms of future issuances of debt instruments or other securities convertible into Common Shares, or the effect, if any, that future issuances and sales of the Company’s securities will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares, or the perception that such sales could occur, may adversely affect prevailing market prices of the Offered Shares. With any additional sale or issuance of Common Shares, or securities convertible into Common Shares, investors will suffer dilution to their voting power and the Company may experience dilution in its earnings per share.

Sales by existing shareholders can reduce Common Share prices

Sales of a substantial number of Common Shares in the public market could occur at any time. MDCI may elect to exercise its right to convert some or all of the 2020 Notes into Common Shares prior to their maturity date and may subsequently sell some or all of those Common Shares. These sales, or the market perception that the beneficial owners of a large number of Common Shares intend to sell Common Shares, could reduce the market price of the Common Shares. If this occurs and continues, it could impair the Company’s ability to raise additional capital through the sale of securities.

There is no assurance of a sufficient liquid trading market for the Common Shares in the future

Shareholders of the Company may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. There can be no assurance that there will be sufficient liquidity of the Company’s Common Shares on the trading market, and that the Company will continue to meet the listing requirements of the TSX or the NYSE American or achieve listing on any other public listing exchange.

Canadian investors may find it difficult to enforce civil liabilities against our directors and officers residing outside of Canada and the Selling Shareholder and its affiliates

Some the Company’s directors and officers are residents of countries other than Canada, and the Selling Shareholder and its affiliates are organized under the laws of a foreign jurisdiction. All or a substantial portion of the assets of such persons are located outside Canada. As a result, it may be difficult for Canadian investors to initiate a lawsuit within Canada against the Selling Shareholder and these non-Canadian residents. In addition, it may not be possible for Canadian investors to collect from these non-Canadian residents’ judgments obtained in courts in Canada predicated on the civil liability provisions of securities legislation of certain of the provinces and territories of Canada. It may also be difficult for Canadian investors to succeed in a lawsuit in foreign jurisdictions, based solely on violations of Canadian securities laws.

U.S. investors may find it difficult to enforce U.S. judgments against the Company, the Selling Shareholder and its affiliates

The Company is incorporated under the laws of British Columbia, Canada, the majority of the Company’s directors and officers are not residents of the United States and the Selling Shareholder and its affiliates are organized under the laws of a jurisdiction other than the United States. In addition, all or a substantial portion of the Company’s assets and the assets of these persons are located outside of the United States. As a result, it may be difficult for U.S. investors to effect service of process within the United States upon the Company, the Selling Shareholder, its affiliates or upon such persons who are not residents of the United States, or to realize in the United States upon judgments of U.S. courts predicated upon civil liabilities under U.S. securities laws. A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons, the Selling Shareholder, its affiliates or the Company predicated solely upon such civil liabilities.

Investors may lose their entire investment

An investment in the Offered Shares is speculative and may result in the loss of an investor’s entire investment. Only potential investors who are experienced in high-risk investments and who can afford to lose their entire investment should consider an investment in the Company.

USE OF PROCEEDS

The net proceeds from the sale of the Offered Shares are solely for the account of the Selling Shareholder. The Company is not issuing or selling any securities under the Offering and, accordingly, will not receive any proceeds from the Offering.

The estimated net proceeds received by the Selling Shareholder from the Offering will be $134,308,572.72 (determined after deducting the Underwriting Commission of $5,596,190.53 and before deducting estimated expenses of the Selling Shareholder related to the Offering). In accordance with the Underwriting Agreement, all of the Selling Shareholder’s expenses incurred in connection with the Offering will be borne by the Selling Shareholder.

PRIOR SALES

For the 12-month period prior to the date of this Prospectus Supplement, the Company has issued the following Common Shares:

Date	Number of Common Shares	Price per Security(1)(2)(3)	Reason for Issuance
November 14, 2023	1,250	C$5.19	Common Shares issued pursuant to the exercise of options
November 14, 2023	1,250	C$4.56	Common Shares issued pursuant to the exercise of options
November 20, 2023	3,100	C$6.55	Common Shares issued pursuant to the vesting of performance share units
November 22, 2023	2,000	C$6.53	Common Shares issued pursuant to the vesting of performance share units
November 29, 2023	8,730	C$5.65	Common Shares issued pursuant to the exercise of options
November 30, 2023	2,000	C$7.20	Common Shares issued pursuant to the vesting of restricted share units
December 1, 2023	12,265	C$5.25	Common Shares issued pursuant to the exercise of options
December 1, 2023	7,000	C$5.25	Common Shares issued pursuant to the exercise of options
December 5, 2023	2,640	C$5.25	Common Shares issued pursuant to the exercise of options
December 14, 2023	550	C$7.20	Common Shares issued pursuant to the vesting of restricted share units
December 18, 2023	10,360	C$5.25	Common Shares issued pursuant to the exercise of options
December 22, 2023	13,240	C$5.25	Common Shares issued pursuant to the exercise of options
December 2023	3,982,507	$4.99	Common Shares issued pursuant to ATM Program
December 2023	1,375,800	C$6.70	Common Shares issued pursuant to ATM Program
January 11, 2024	1,360	C$5.25	Common Shares issued pursuant to the exercise of options
January 12, 2024	8,495	C$6.02	Common Shares issued pursuant to the exercise of options
January 16, 2024	382,009	C$6.12	Common Shares issued pursuant to the vesting of restricted share units

Date	Number of Common Shares	Price per Security(1)(2)(3)	Reason for Issuance
January 16, 2024	3,355	C$6.02	Common Shares issued pursuant to the vesting of performance restricted share units
January 22, 2024	21,818	C$5.25	Common Shares issued pursuant to the exercise of options
January 24, 2024	39,401	C$6.01	Common Shares issued pursuant to the vesting of restricted share units
January 24, 2024	78,699	C$6.01	Common Shares issued pursuant to the vesting of restricted share units
January 25, 2024	21,818	C$5.25	Common Shares issued pursuant to the exercise of options
January 26, 2024	10,360	C$5.25	Common Shares issued pursuant to the exercise of options
January 30, 2024	630	C$5.25	Common Shares issued pursuant to the exercise of options
January 30, 2024	5,440	C$5.25	Common Shares issued pursuant to the exercise of options
January 2024	3,135,119	$4.52	Common Shares issued pursuant to ATM Program
January 2024	1,491,600	C$6.08	Common Shares issued pursuant to ATM Program
February 9, 2024	967	C$6.12	Common Shares issued pursuant to the vesting of restricted share units
February 27, 2024	9,333	C$5.68	Common Shares issued pursuant to the vesting of restricted share units
February 27, 2024	300	C$5.57	Common Shares issued pursuant to the vesting of restricted share units
February 27, 2024	2,200	C$5.68	Common Shares issued pursuant to the vesting of restricted share units
February 2024	291,332	$4.10	Common Shares issued pursuant to ATM Program
February 2024	173,900	C$5.55	Common Shares issued pursuant to ATM Program
March 6, 2024	3,737	C$5.19	Common Shares issued pursuant to the exercise of options
March 8, 2024	47,188	C$5.19	Common Shares issued pursuant to the exercise of options
March 11, 2024	31,808	C$5.19	Common Shares issued pursuant to the exercise of options
March 19, 2024	56,110	C$5.19	Common Shares issued pursuant to the exercise of options
March 25, 2024	61,072	C$5.19	Common Shares issued pursuant to the exercise of options
March 26, 2024	30,000	C$5.19	Common Shares issued pursuant to the exercise of options
March 27, 2024	36,978	C$5.19	Common Shares issued pursuant to the exercise of options
March 2024	3,815,361	$4.70	Common Shares issued pursuant to ATM Program
March 2024	1,595,000	C$6.35	Common Shares issued pursuant to ATM Program
April 1, 2024	13,607	C$7.50	Common Shares issued pursuant to the vesting of restricted share units
April 2, 2024	21,573	C$5.19	Common Shares issued pursuant to the exercise of options
April 2, 2024	2,000	C$8.27	Common Shares issued pursuant to the vesting of restricted share units

Date	Number of Common Shares	Price per Security(1)(2)(3)	Reason for Issuance
April 3, 2024	80,000	C$5.19	Common Shares issued pursuant to the exercise of options
April 4, 2024	20,000	C$4.56	Common Shares issued pursuant to the exercise of options
April 8, 2024	3,333	C$8.49	Common Shares issued pursuant to the vesting of restricted share units
April 15, 2024	2,550	C$8.10	Common Shares issued pursuant to the vesting of restricted share units
April 18, 2024	10,000	C$8.07	Common Shares issued pursuant to the vesting of performance share units
April 18, 2024	6,800	C$8.07	Common Shares issued pursuant to the vesting of restricted share units
April 18, 2024	6,050	C$8.09	Common Shares issued pursuant to the vesting of restricted share units
April 18, 2024	7,850	C$8.12	Common Shares issued pursuant to the vesting of restricted share units
April 26, 2024	56,419,000	$5.30	Common Shares issued pursuant to the April Offering
May 13, 2024	42,000,000	$5.95	Common Shares issued pursuant to the Acquisition
May 27, 2024	61,110	C$5.65	Common Shares issued pursuant to the exercise of options
May 31, 2024	1,309	C$5.65	Common Shares issued pursuant to the exercise of options
June 3, 2024	8,730	C$5.65	Common Shares issued pursuant to the exercise of options
June 6, 2024	26,190	C$5.65	Common Shares issued pursuant to the exercise of options
June 17, 2024	10,476	C$5.65	Common Shares issued pursuant to the exercise of options
July 11, 2024	1,400	C$8.05	Common Shares issued pursuant to the vesting of restricted share units
August 29, 2024	4,333	C$7.59	Common Shares issued pursuant to the vesting of restricted share units
August 29, 2024	17,333	C$7.58	Common Shares issued pursuant to the vesting of restricted share units
September 11, 2024	12,433	C$7.30	Common Shares issued pursuant to the vesting of restricted share units
September 12, 2024	49,600	C$7.50	Common Shares issued pursuant to the vesting of restricted share units
September 17, 2024	4,350	C$8.57	Common Shares issued pursuant to the vesting of restricted share units
September 27, 2024	28,933	C$8.71	Common Shares issued pursuant to the vesting of restricted share units
October 1, 2024	30,000	C$8.23	Common Shares issued pursuant to the vesting of performance restricted share units
October 2, 2024	15,000	C$8.34	Common Shares issued pursuant to the vesting of performance restricted share units
October 3, 2024	24,761,905	$5.25	Common Shares issued pursuant to the conversion of convertible notes
October 3, 2024	30,000	C$8.33	Common Shares issued pursuant to the vesting of performance restricted share units

Notes:

(1)	The “price per security” in the table above indicates the exercise price for Common Shares issued pursuant to vesting of options and common share purchase warrants.

(2)	The “price per security” in the table above indicates the market price for Common Shares issued pursuant to the ATM Program and vesting of restricted share units.
(3)	The “price per security” in the table above indicates the conversion price for Common Shares issued pursuant to conversion of certain 2019 Notes (as defined herein).

For the 12-month period prior to the date of this Prospectus Supplement, the Company has not issued any securities that are convertible or exchangeable into Common Shares.

On March 29, 2024, the Company agreed with existing noteholders to amend certain terms of the $139.7 million principal amount of 5.00% convertible notes originally due on April 12, 2024 (the “2019 Notes”), including to extend the maturity date by six months to October 12, 2024. There were no changes to the conversion price of the 2019 Notes.

On March 29, 2024, the Company agreed with existing noteholders to amend certain terms of the $139.3 million principal amount of 4.75% convertible notes originally due on March 10, 2025 (the “2020 Notes”), including to extend the maturity date by six months to September 10, 2025. In addition, the conversion price of the 2020 Notes was amended from $7.80 to $6.50. Following the amendment, the 2020 Notes are convertible into 20,000,000 Common Shares, an additional 3,571,236 Common Shares.

TRADING PRICE AND VOLUME

The Common Shares are listed and posted for trading on the TSX and the NYSE American under the symbol “EQX”. The following table sets forth, for the periods indicated, the high and low sale prices per Common Share and the total monthly trading volumes, as reported on TSX, during the 12 months preceding the date of this Prospectus Supplement.

Month	High (C$)	Low (C$)	Total Volume
October 2023	6.48	5.46	9,050,259
November 2023	7.50	6.04	8,026,216
December 2023	7.54	6.06	8,630,433
January 2024	6.52	5.82	9,090,443
February 2024	6.30	5.36	8,630,370
March 2024	8.28	5.48	13,734,007
April 2024	8.79	7.12	23,513,140
May 2024	8.00	6.87	14,037,209
June 2024	7.62	6.95	12,484,603
July 2024	8.43	6.99	12,594,768
August 2024	8.15	6.18	14,471,438
September 2024	8.75	7.04	18,227,480
October 2024(1)	8.46	7.74	2,368,979

Source: Bloomberg

Notes:

(1)	For the period beginning October 1, 2024, to October 3, 2024, the last trading day prior to the date of this Prospectus Supplement.

The following table sets forth, for the periods indicated, the high and low sale prices per Common Share and the total monthly trading volumes, as reported on the NYSE American, during the 12 months preceding the date of this Prospectus Supplement.

Month	High ($)	Low ($)	Total Volume
October 2023	4.74	4.00	3,145,280
November 2023	5.52	4.36	2,467,823
December 2023	5.59	4.47	3,514,275
January 2024	4.89	4.31	2,598,971
February 2024	4.66	3.96	2,614,242
March 2024	6.11	4.04	4,934,263
April 2024	6.49	5.18	6,276,820
May 2024	5.90	5.01	4,823,351
June 2024	5.56	5.05	10,379,188
July 2024	6.15	5.11	4,462,431
August 2024	6.00	4.50	5,132,626
September 2024	6.11	6.00	8,922,138
October, 2024(1)	6.26	5.72	958,905

Source: Bloomberg

Notes:

(1)	For the period beginning October 1, 2024, to October 3, 2024, the last trading day prior to the date of this Prospectus Supplement.

On October 3, 2024 the last trading day prior to the date of this Prospectus Supplement, the closing price of the Common Shares on the TSX was C$7.91 and on the NYSE American was $5.85.

SELLING SHAREHOLDER

The Selling Shareholder under this Offering is Ninety Fourth Investment Company LLC, an indirectly wholly-owned subsidiary of Mubadala. The Selling Shareholder has agreed to sell 24,761,905 Common Shares to the Underwriter pursuant to the Underwriting Agreement, as described under the heading “Plan of Distribution (Conflict of Interest)”. The estimated net proceeds received by the Selling Shareholder from the Offering will be approximately $134,308,572.72 (determined after deducting the Underwriting Commission of $5,596,190.53 and before deducting estimated expenses of the Selling Shareholder related to the Offering).

On October 3, 2024 MDCI, an indirectly wholly-owned subsidiary of Mubadala, converted $130 million principal amount of the 2019 Notes into 24,761,905 Common Shares at a conversion price of $5.25, which Common Shares were registered in the name of the Selling Shareholder on October 3, 2024. MDCI continues to hold $130 million principal amount of 2020 Notes.

Mubadala currently beneficially owns 44,761,905 Common Shares, representing approximately 9.45% of the issued and outstanding Common Shares on an as-converted basis, including the Offered Shares and 20,000,000 Common Shares underlying the 2020 Notes. Upon completion of the Offering, Mubadala will beneficially own approximately 4.22% of the issued and outstanding Common Shares on an as-converted basis, which represents 20,000,000 Common Shares underlying the 2020 Notes.

The following table sets forth information with respect to the ownership of Common Shares by the Selling Shareholder as of the date hereof, as adjusted to reflect the completion of the Offering.

	Common Shares Currently Owned				Common Shares to be Owned Immediately Following Closing(1)
Name of Selling Shareholder	Number of Common Shares		Percentage of Total Outstanding Common Shares	Common Shares Being Sold Pursuant to the Offering	Number of Common Shares	Percentage of Total Outstanding Common Shares
Ninety Fourth Investment Company LLC	24,761,905	(1)	5.46%(2)	24,761,905	0	0%(3)(4)

Notes:

(1)

In addition to the 24,761,905 Common Shares offered under this Offering, Mubadala is the beneficial owner of the $130 million principal amount of 2020 Notes that are directly held by MDCI, which are convertible into 20,000,000 Common Shares.

(2)

4.84% on a fully-diluted basis (assuming all outstanding securities issued by the Company are converted into, exercised, exchanged or redeemed for Common Shares). Including the 20,000,000 Common Shares underlying the 2020 Notes directly held by MDCI, Mubadala beneficially owns 9.45% of the Common Shares on an as-converted basis, and 8.74% on a fully-diluted basis.

(3)	Immediately following Closing, Mubadala will continue to beneficially own the 20,000,000 Common Shares underlying the 2020 Notes that are held directly by MDCI.
(4)

Immediately following the closing of the Offering, the 20,000,000 Common Shares underlying the 2020 Notes directly held by MDCI and beneficially owned by Mubadala will represent 4.22% of the outstanding Common Shares on a an as-converted basis, and 3.91% of the Common Shares on a fully-diluted basis.

CONSOLIDATED CAPITALIZATION

Other than as set forth below, there have been no material changes in the Company’s consolidated share capital and loan capital since June 30, 2024, the date of the Interim Financial Statements.

On October 3, 2024, MDCI converted $130 million principal amount of the 2019 Notes into 24,761,905 Common Shares at a conversion price of $5.25, which Common Shares were registered in the name of the Selling Shareholder on October 3, 2024. MDCI no longer holds any 2019 Notes.

DESCRIPTION OF SECURITIES

Common Shares

The Company is authorized to issue an unlimited number of Common Shares without par value. As at the date of this Prospectus Supplement, there are 453,489,047 Common Shares issued and outstanding, which includes 24,761,905 Common Shares issued in connection with the conversion of the 2019 Notes.

The shareholders of the Company are entitled to one vote for each Common Share on all matters to be voted on by the shareholders. Each Common Share is equal to every other Common Share and all Common Shares participate equally on liquidation, dissolution or winding up of our Company, whether voluntary or involuntary, or any other distribution of our assets among our shareholders for the purpose of winding up our affairs after the Company has paid out its liabilities. The shareholders are entitled to receive pro rata such dividends as may be declared by the Company’s board of directors out of funds legally available for such purpose and to receive pro rata the remaining property of the Company upon dissolution. No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights, and no provisions for redemption, retraction, purchase or cancellation, surrender, sinking fund or purchase fund. Provisions as to the creation, modification, amendment or variation of such rights or such provisions are contained in the Business Corporations Act (British Columbia) (the “BCBCA”) and the articles of the Company.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date prior to the date hereof, a general summary of the principal Canadian federal income tax considerations under the Tax Act and the Regulations generally applicable to a holder who acquires an Offered Share as beneficial owner pursuant to this Prospectus Supplement who, at all relevant times, for the purposes of the Tax Act, deals at arm’s length with the Company, the Selling Shareholder and the Underwriter, is not affiliated with the Company, the Selling Shareholder or the Underwriter, and will acquire and hold such Offered Shares as capital property (each, a “Holder”), all within the meaning of the Tax Act. The Offered Shares will generally be considered to be capital property to a Holder provided the Holder does not use or hold (and will not use or hold) the Offered Shares in the course of carrying on a business of trading or dealing in securities and such Holder has not acquired (and will not acquire) the Offered Shares in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary does not apply to (a) a Holder that is a “financial institution” for purposes of the mark-to-market rules contained in the Tax Act; (b) a Holder an interest in which is or would constitute a “tax shelter investment” as defined in the Tax Act; (c) a Holder that is a “specified financial institution” as defined in the Tax Act; (d) a Holder that is a corporation resident in Canada (for the purpose of the Tax Act) or a corporation that does not deal at arm’s length (for purposes of the Tax Act) with a corporation resident in Canada, and that is or becomes as part of a transaction or event or series of transactions or events that includes the acquisition of the Offered Shares, controlled by a non-resident person, or group of non-resident persons not dealing with each other at arm’s length, for the purposes of the foreign affiliate dumping rules in Section 212.3 of the Tax Act; (e) a Holder that has made a functional currency election to report its “Canadian tax results”, as defined in the Tax Act, in a currency other than Canadian currency; (f) a Holder that is exempt from tax under the Tax Act; (g) a Holder that has entered into, or will enter into, a “synthetic disposition arrangement”, “synthetic equity arrangement”, or a “derivative forward agreement” with respect to the Offered Shares as those terms are defined in the Tax Act; (h) a Holder that receives dividends on Offered Shares under or as part of a “dividend rental arrangement” as defined in the Tax Act, or (i) a Holder that is otherwise of special status or in special circumstances. Such Holders should consult their own tax advisors with respect to an investment in the Offered Shares.

This summary does not address the deductibility of interest by a Holder who has borrowed money or otherwise incurred debt in connection with the acquisition of the Offered Shares.

This summary is based upon the facts set out in this Prospectus Supplement, the provisions of the Tax Act and the Regulations in force as of the date prior to the date hereof, any specific proposals to amend the Tax Act and the Regulations (the “Tax Proposals”) which have been publicly and officially announced by or on behalf the Minister of Finance (Canada) prior to the date hereof, the current provisions of the Canada United States Tax Convention (1980) (the “Canada U.S. Tax Convention”), and our understanding of the administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) published in writing by the CRA prior to the date hereof. This summary assumes that the Tax Proposals will be enacted in the form proposed and does not take into account or anticipate any other changes in law, whether by way of judicial, legislative or governmental decision or action, or change in administrative policies or assessing practices of the CRA, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations discussed herein. No assurances can be given that the Tax Proposals will be enacted as proposed or at all, or that legislative, judicial or administrative changes will not modify or change the statements expressed herein.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in the Offered Shares. This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or income tax advice to any particular Holder, and no representations concerning the tax consequences to any particular Holder are made. Holders should consult their own income tax advisors with respect to the tax consequences of acquiring Offered Shares pursuant to the Offering applicable to them based on their own particular circumstances, including the application and effect of the income and other tax laws of any country, province or other jurisdiction that may be applicable to the Holder. This summary does not address any tax considerations applicable to persons other than Holders and such persons should consult their own tax advisors regarding the consequences of acquiring, holding and disposing of Offered Shares under the Tax Act and any jurisdiction in which they may be subject to tax. Holders should consult their own income tax advisors with respect to the tax consequences applicable to them based on their own particular circumstances.

Currency

Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Offered Shares (including dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars based on the exchange rates as determined in accordance with the Tax Act.

Residents of Canada

The following portion of this summary is generally applicable to a Holder who, for the purposes of the Tax Act, is resident or deemed to be resident in Canada at all relevant times (each, a “Resident Holder”). Certain Resident Holders whose Offered Shares might not otherwise qualify as capital property may be entitled to make an irrevocable election pursuant to subsection 39(4) of the Tax Act to have the Offered Shares, and every other “Canadian security” (as defined by the Tax Act) owned by such Resident Holder in the taxation year of the election and in all subsequent taxation years, deemed to be capital property. Resident Holders should consult their own tax advisors for advice as to whether an election under subsection 39(4) of the Tax Act is available or advisable in their particular circumstances.

Taxation of Dividends

Dividends received or deemed to be received on the Offered Shares in the taxation year of a Resident Holder will be included in computing a Resident Holder’s income for the year. In the case of a Resident Holder who is an individual (including certain trusts), dividends (including deemed dividends) received on the Offered Shares will be included in the Resident Holder’s income and be subject to the gross-up and dividend tax credit rules applicable to “taxable dividends” received by an individual from “taxable Canadian corporations”, including the enhanced gross-up and dividend tax credit for “eligible dividends” (each as defined in the Tax Act) properly designated as such by the Company in accordance with the Tax Act. There may be limitations on the ability of the Company to designate dividends as eligible dividends.

In the case of a Resident Holder that is a corporation, such dividends (including deemed dividends) received on the Offered Shares will be included in the Resident Holder’s income for the taxation year and will generally be deductible in computing such Resident Holder’s taxable income for the taxation year, subject to all restrictions under the Tax Act. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received (or deemed to be received) by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A Resident Holder that is a “private corporation” or “subject corporation” (as such terms are defined in the Tax Act) may be liable to pay a tax (refundable in certain circumstances) under Part IV of the Tax Act on dividends received or deemed to be received on the Offered Shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income for the taxation year. A “subject corporation” is generally a corporation (other than a private corporation) resident in Canada and controlled directly or indirectly by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts).

A Resident Holder that is throughout the relevant taxation year a “Canadian controlled private corporation” (as defined in the Tax Act) or that is or is deemed to be a “substantive CCPC” (as defined in the Tax Act) at any time in a taxation year, may be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income”, which is defined in the Tax Act to include an amount in respect of dividends or deemed dividends that are not deductible in computing the Resident Holder’s taxable income for the taxation year.

Disposition of Offered Shares

A Resident Holder who disposes of, or is deemed to have disposed of, an Offered Share (other than a disposition to the Company that is not a sale in the open market in the manner in which shares are normally purchased by any member of the public in the open market) will generally realize a capital gain (or incur a capital loss) equal to the amount by which the proceeds of disposition in respect of the Offered Share exceed (or are exceeded by) the aggregate of the adjusted cost base to the Resident Holder of such security immediately before the disposition or deemed disposition and any reasonable expenses incurred for the purpose of making the disposition. The adjusted cost base to a Resident Holder of an Offered Share will be determined by averaging the cost of that Offered Share with the adjusted cost base (determined immediately before the acquisition of the Offered Share) of all other Common Shares held as capital property at that time by the Resident Holder. The tax treatment of capital gains and capital losses is discussed in greater detail below under the subheading “Taxation of Capital Gains and Losses”.

Taxation of Capital Gains and Losses

Subject to the proposals originally released on June 10, 2024, with revised proposals released on August 12, 2024 and September 23, 2024 (the “Capital Gains Proposals”), generally one half of any capital gain (a “taxable capital gain”) realized by a Resident Holder must be included in the Resident Holder’s income for the taxation year in which the disposition occurs. Subject to and in accordance with the provisions of the Tax Act, currently one half of any capital loss incurred by a Resident Holder (an “allowable capital loss”) must generally be deducted from taxable capital gains realized by the Resident Holder in the taxation year in which the disposition occurs. Allowable capital losses in excess of taxable capital gains for the taxation year of disposition generally may be carried back and deducted in the three preceding taxation years or carried forward and deducted in any subsequent year against net taxable capital gains (but not against other income) realized in such years, in the circumstances and to the extent provided in the Tax Act.

Pursuant to the Capital Gains Proposals, the capital gains inclusion rate applicable for the purposes of determining a Resident Holder’s taxable capital gains and allowable capital losses for a particular taxation year is proposed to increase from one-half to two-thirds for any capital gains or losses realized on or after June 25, 2024. The one-half inclusion rate for capital gains will continue to apply to individuals (other than most types of trusts) up to a maximum of C$250,000 of net capital gains realized in any taxation year. Certain limits to the availability of the C$250,000 amount may apply. The Capital Gains Proposals also include transitional rules that effectively adjust a Resident Holder’s capital gains inclusion rate for taxation years beginning on or before June 24, 2024 and ending on or after June 25, 2024 to generally include only one-half of net capital gains realized (or deemed to be realized) on or before June 24, 2024 and further propose to adjust the value of capital losses realized in previous years so that two-thirds of capital losses realized prior to 2024 will be deductible against capital gains included in income regardless of the inclusion rate. The Capital Gains Proposals are complex and their application to a particular Resident Holder will depend on the Resident Holder’s particular circumstances. Resident Holders should consult their own tax advisors with respect to the Capital Gains Proposals.

A capital loss realized on the disposition or deemed disposition of an Offered Share by a Resident Holder that is a corporation may in certain circumstances be reduced by the amount of dividends received or deemed to have been received by the Resident Holder on the Offered Shares to the extent and in the circumstances prescribed by the Tax Act. Similar rules may apply where a corporation is, directly or indirectly through a trust or partnership, a member of a partnership or a beneficiary of a trust that owns Offered Shares. A Resident Holder to which these rules may be relevant is urged to consult their own tax advisor.

A Resident Holder that is throughout the relevant taxation year a “Canadian controlled private corporation” (as defined in the Tax Act) or, at any time in a relevant taxation year, a “substantive CCPC” (as defined in the Tax

Act), may be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income” (as defined in the Tax Act), which is defined to include an amount in respect of taxable capital gains.

Minimum Tax

Capital gains realized and taxable dividends received (or deemed to be received) by a Resident Holder who is an individual or a trust, other than certain specified trusts, may give rise to minimum tax under the Tax Act. Resident Holders should consult their own advisors with respect to the application of minimum tax.

Non-Residents of Canada

The following portion of this summary is generally applicable to a Holder who, for purposes of the Tax Act and any applicable tax treaty or convention and at all relevant times, is not resident or deemed to be resident in Canada and does not use or hold, and is not deemed to use or hold, Offered Shares in connection with a business carried on in Canada (each, a “Non-Resident Holder”). The term “U.S. Holder,” for the purposes of this summary, means a Non-Resident Holder who, for purposes of the Canada U.S. Tax Convention, is at all relevant times a resident of the United States and is a “qualifying person” (within the meaning of the Canada U.S. Tax Convention) eligible for the full benefits of the Canada U.S. Tax Convention. In some circumstances, persons deriving amounts through fiscally transparent entities (including limited liability companies) may be entitled to benefits under the Canada U.S. Tax Convention. U.S. Holders are urged to consult their own tax advisors to determine their entitlement to benefits under the Canada U.S. Tax Convention and related compliance requirements based on their particular circumstances.

Special considerations, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada and elsewhere or is an “authorized foreign bank” (as defined in the Tax Act). Such Non-Resident Holders should consult their own advisors.

Taxation of Dividends

Subject to an applicable tax treaty or convention, dividends paid or credited, or deemed to be paid or credited, to a Non-Resident Holder on the Offered Shares will be subject to Canadian withholding tax under the Tax Act at the rate of 25% of the gross amount of the dividend unless reduced by the terms of an applicable tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident. For example, such rate is generally reduced under the Canada U.S. Tax Convention to 15% if the beneficial owner of such dividend is a U.S. Holder. The rate of withholding tax may be reduced to 5% if the beneficial owner of such dividend is a U.S. Holder that is a corporation that owns, directly or indirectly, at least 10% of the voting stock of the Company. The Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting (the “MLI”) of which Canada is a signatory, affects many of Canada’s tax treaties (but not the Canada U.S. Tax Convention), including the ability to claim benefits thereunder. Non-Resident Holders should consult their own tax advisors to determine their entitlement to benefits under any applicable income tax treaty or convention based on their particular circumstances.

Disposition of Offered Shares

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident Holder on a disposition or deemed disposition of Offered Shares, unless the Offered Shares constitute “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of the disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident at the time of the disposition (including as a result of the application of the MLI).

Generally, as long as the Offered Shares are, at the time of disposition, listed on a “designated stock exchange” as defined in the Tax Act (which currently includes the TSX and the NYSE American), the Offered Shares will not constitute taxable Canadian property of a Non-Resident Holder, unless at any time during the 60 month period immediately preceding the disposition or deemed disposition the following two conditions are met concurrently: (a) the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm’s length, partnerships whose members include, either directly or indirectly through one or more partnerships, the Non-Resident Holder and/or persons with whom the Non-Resident Holder does not deal at arm’s length, or any combination of the foregoing, owned 25% or more of the issued shares of any class or series of shares of the capital stock of the Company, and (b) more than 50% of the fair market value of the Offered Shares was derived directly or indirectly, from one or any combination of real or immovable property situated in Canada, “Canadian resource properties” or “timber resource properties” (each as defined in the Tax Act), and options in respect of, interests in, or, for civil law, rights in, any such property (whether or not such property exists). Notwithstanding the foregoing, an Offered Share may also be deemed to be taxable Canadian property to a Non-Resident Holder in certain other circumstances under the Tax Act.

If the Offered Shares are, or are deemed to be, taxable Canadian property of a Non-Resident Holder and any capital gain that would be realized on the disposition thereof is not exempt from tax under the Tax Act or pursuant to an applicable income tax treaty or convention (including as a result of the application of the MLI), the income tax consequences described above under “Residents of Canada – Disposition of Offered Shares” and “Residents of Canada—Taxation of Capital Gains and Losses” will generally apply to the Non-Resident Holder.

Non-Resident Holders whose Offered Shares may constitute taxable Canadian property or treaty-protected property should consult their own advisors regarding the tax and compliance considerations that may be relevant to them.

CERTAIN U.S. FEDERAL INCOME TAXATION CONSIDERATIONS

The following is a discussion of certain U.S. federal income tax consequences of the acquisition, ownership and disposition of the Offered Shares that are applicable to a U.S. Holder, as defined below, that acquires Offered Shares pursuant to this Prospectus Supplement. This discussion is not a complete analysis or listing of all of the possible tax consequences of such transactions and does not address all tax considerations that might be relevant to particular holders in light of their personal circumstances or to persons that are subject to special tax rules. In particular, the information set forth below deals only with U.S. Holders that will hold Offered Shares as capital assets for U.S. federal income tax purposes (generally, property held for investment) and that do not own, and are not treated as owning, 10% or more of the total combined voting power or value of all classes of the Company’s stock. In addition, this discussion of the U.S. federal income tax consequences does not address U.S. federal income tax considerations applicable to investors subject to special rules under U.S. federal income tax law, such as: financial institutions; regulated investment companies; real estate investment trusts; tax-exempt entities; insurance companies; persons holding the Offered Shares as part of a hedging, integrated or conversion transaction, constructive sale or “straddle”; persons who acquired Common Shares through the exercise or cancellation of employee stock options or otherwise as compensation for their services; U.S. expatriates; persons subject to the alternative minimum tax; persons that generally mark their securities to market for U.S. federal income tax purposes; dealers or traders in securities or currencies; or holders whose functional currency is not the U.S. dollar.

This discussion does not address estate and gift tax, any U.S. federal tax other than income tax, or tax consequences under any state, local or non-U.S. laws.

For purposes of this section, a “U.S. Holder” is a beneficial owner of Offered Shares that is: (1) an individual who is a citizen or resident alien of the United States as determined for U.S. federal income tax purposes; (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust (A) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust or (B) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership or other pass-through entity for U.S. federal income tax purposes is a beneficial owner of Offered Shares, the tax treatment of a partner or other owner will generally depend upon the status of the partner (or other owner) and the activities of the entity. A U.S. Holder that is a partner (or other owner) of a pass-through entity that acquires Offered Shares is urged to consult its own tax advisor regarding the tax consequences of acquiring, owning and disposing of Offered Shares.

The following discussion is based upon the U.S. Internal Revenue Code of 1986, as amended, U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. The Company has not requested, and will not request, a ruling from the Internal Revenue Service (the “IRS”) with respect to any of the U.S. federal income tax consequences described below, and as a result there can be no assurance that the IRS will not disagree with or challenge any of the conclusions described herein.

The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of Offered Shares and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder or prospective holder is made. Prospective purchasers are urged to consult their own tax advisors as to the particular consequences to them under U.S. federal, state and local, and applicable non-U.S., tax laws of the acquisition, ownership and disposition of Offered Shares.

Distributions

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” the gross amount of any distribution made by the Company (without reduction for any Canadian income tax withheld from such distribution) will generally be subject to U.S. federal income tax as dividend income to the extent paid out of the Company’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such amount will be includable in gross income by a U.S. Holder as ordinary income on the date that the U.S. Holder actually or constructively receives the distribution in accordance with its regular method of accounting for U.S. federal income tax purposes. The amount of any distribution made by the Company in property other than cash will be the fair market value of such property on the date of the distribution (reduced by any liabilities assumed by the U.S. Holder). Dividends paid by the Company will not be eligible for the dividends received deduction allowed to corporations.

Subject to applicable exceptions with respect to short-term and hedged positions, certain dividends received by non-corporate U.S. Holders from a “qualified foreign corporation” may be eligible for reduced rates of taxation. A qualified foreign corporation includes a non-U.S. corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that the U.S. Treasury Department determines to be satisfactory for these purposes and that includes an exchange of information provision. The U.S. Treasury Department has determined that the income tax treaty between the United States and Canada meets these requirements, and the Company believes that it is eligible for the benefits of this treaty. A non-U.S. corporation is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on ordinary shares that are readily tradable on an established securities market in the United States. U.S. Treasury guidance indicates that the Company’s Common Shares will qualify as readily tradable on an established securities market in the United States; however, there can be no assurance that Offered Shares will be considered readily tradable on an established securities market in the United States in future years. Dividends received by U.S. investors from a non-U.S. corporation that was a passive foreign investment company (“PFIC”) in either the taxable year of the distribution or the preceding taxable year will not constitute dividends eligible for the reduced rates of taxation described above. Instead, such dividends would be subject to tax at ordinary income rates.

To the extent that a distribution exceeds the amount of the Company’s current and accumulated earnings and profits, as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of capital, causing a reduction in the U.S. Holder’s adjusted tax basis in Offered Shares held by such U.S. Holder (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by such U.S. Holder upon a subsequent disposition of Offered Shares), with any amount that exceeds the adjusted tax basis being treated as a capital gain recognized on a sale, exchange or other taxable disposition (as discussed below). However, the Company does not intend to maintain calculations of its earnings and profits in accordance with U.S. federal income tax principles, and a U.S. Holder should therefore assume that any distribution by the Company with respect to the Offered Shares will be treated as a dividend for U.S. federal income tax purposes.

For U.S. foreign tax credit purposes, dividends received by a U.S. Holder with respect to the common shares of a non-U.S. corporation generally constitute foreign source income and “passive category” income. However, subject to certain exceptions, a portion of the dividends paid by a non-U.S. corporation will be treated as U.S. source income for U.S. foreign tax credit purposes, in proportion to its U.S. source earnings and profits, if U.S. persons collectively own, directly or indirectly, 50% or more of the voting power or value of the non-U.S. corporation’s common shares. If a portion of any dividends paid with respect to the common shares are treated as U.S. source income under these rules, it may limit the ability of a U.S. Holder to claim a foreign tax credit for any Canadian withholding taxes imposed in respect of such dividend, although certain elections under the Code and the U.S.-Canada Income Tax Treaty may be available to mitigate these effects. The rules governing the foreign tax credit are complex and involve the application of rules that depend upon your particular circumstances. Accordingly, U.S. Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances, including the impact of, and any exception available to, the special income sourcing rule described in this paragraph.

Sale, Exchange or Other Taxable Disposition of Offered Shares

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other taxable disposition of Offered Shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in the Offered Shares. If any non-U.S. tax is imposed on the sale, exchange or other disposition of the Offered Shares, a U.S. Holder’s amount realized will include the gross amount of the proceeds of the disposition before deduction of the tax. A U.S. Holder’s initial tax basis in the Offered Shares generally will equal the cost of such Offered Shares. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or long-term capital loss if, on the date of sale, exchange or other disposition, the Offered Shares were held by the U.S. Holder for more than one year. For both corporate and non-corporate U.S. Holders, the deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder from the sale or other disposition of Offered Shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

Passive Foreign Investment Company Considerations

Special, generally unfavourable, U.S. federal income tax rules apply to U.S. persons owning stock of a PFIC. A non-U.S. corporation will be considered a PFIC for any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable “look through” rules, either (1) at least 75 percent of its gross income is “passive” income (the “income test”) or (2) at least 50 percent of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). For purposes of determining whether a non-U.S. corporation will be considered a PFIC, such non-U.S. corporation will be treated as holding its proportionate share of the assets and receiving directly its proportionate share of the income of any other corporation in which it owns, directly or indirectly, more than 25 percent (by value) of the stock or any partnership in which it owns at least a 25 percent interest (by value). PFIC status is fundamentally factual in nature. It generally cannot be determined until the close of the taxable year in question and is determined annually.

The Company believes that it currently is not a PFIC for U.S. federal income tax purposes and does not expect to be treated as a PFIC for U.S. federal income tax purposes in the current taxable year or in the near future. However, the determination of PFIC status for any year is very fact specific, being based on the types of income the Company earns and the types and value of the Company’s assets from time to time, all of which are subject to change, as well as, in part, the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In particular, the Company’s belief and expectations regarding its PFIC status is based in part on its determination that its income from sales of commodities is active income. As a result, there can be no assurance in this regard, and the IRS may challenge the Company’s classification. Accordingly, it is possible that the Company may be classified as a PFIC in the current taxable year or in future years. If the Company is classified as a PFIC in any year during which a U.S. Holder holds Common Shares, the Company generally will continue to be treated as a PFIC as to such U.S. Holder in all succeeding years, regardless of whether the Company continues to meet the income or asset test discussed above.

If the Company were classified as a PFIC for any taxable year during which a U.S. Holder holds Common Shares, such U.S. Holder would be subject to increased tax liability (generally including an interest charge) upon the sale, exchange or other disposition of Common Shares or upon the receipt of certain distributions treated as “excess distributions.” An excess distribution generally would be the portion of any distributions to a U.S. Holder with respect to Common Shares during a single taxable year that are in total greater than 125% of the average annual distributions received by such U.S. Holder with respect to such Common Shares during the three preceding taxable years or, if shorter, during such U.S. Holder’s holding period for such Common Shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the sale or other disposition of the Common Shares ratably over its holding period for Common Shares. Such amounts would be taxed as ordinary income at the highest applicable rate in effect to individuals or corporations, as appropriate, for each taxable year of the holding period, and amounts allocated to prior taxable years would be subject to an interest charge at a rate applicable to underpayments of tax.

If the Company were classified as a PFIC, certain elections could be available to mitigate the consequences described above. If the Common Shares are regularly traded on a registered national securities exchange or certain other exchanges or markets, then such Common Shares will constitute “marketable stock” for purposes of the PFIC rules. The Company expects that the Common Shares will constitute “marketable stock” for purposes of the PFIC rules. U.S. Holders that make a “mark-to-market election” with respect to such marketable stock would not be subject to the foregoing PFIC rules. After making such an election, a U.S. Holder generally would include as ordinary income each year during which the election is in effect and during which the Company is a PFIC the excess, if any, of the fair market value of Common Shares at the end of the taxable year over the U.S. Holder’s adjusted tax basis in such Common Shares. These amounts of ordinary income would not be eligible for the favourable tax rates applicable to qualified dividend income or long-term capital gains. A U.S. Holder with a mark-to-market election in effect also would be allowed to take an ordinary loss in respect of the excess, if any, of its adjusted tax basis in Common Shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income that was previously included as a result of the mark-to-market election). A U.S. Holder’s tax basis in Common Shares would be adjusted to reflect any income or loss amounts resulting from a mark-to-market election. If made, a mark-to-market election would be effective for the taxable year for which the election was made and for all subsequent taxable years unless the Common Shares ceased to qualify as “marketable stock” for purposes of the PFIC rules or the IRS consented to the revocation of the election. Such election will not apply, however, to any subsidiaries of the Company that are PFICs, and, as a result, an electing U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any such subsidiaries. In the event that the Company is classified as a PFIC, U.S. Holders are urged to consult their own tax advisor regarding the availability of the mark-to-market election, and whether the election would be advisable in their particular circumstances.

The PFIC tax rules outlined above also would not apply to a U.S. Holder that elected to treat the Company as a “qualified electing fund” or “QEF”. An election to treat the Company as a QEF will not be available, however, if the Company does not provide the information necessary to make such an election. The Company does not expect to provide the information necessary to make a QEF election, and thus, the QEF election will not be available with respect to Common Shares.

As discussed above in “Distributions,” notwithstanding any election made with respect to the Common Shares, if the Company is a PFIC in either the taxable year of the distribution or the preceding taxable year, dividends received with respect to Common Shares will not qualify for reduced rates of taxation.

The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition of Common Shares, the consequences to them of an investment in a PFIC, any elections available with respect to the Common Shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of Common Shares of a PFIC.

Receipt of Non-U.S. Currency

The gross amount of any payment in a currency other than U.S. dollars will be included by each U.S. Holder in income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such U.S. Holder actually or constructively receives the payment in accordance with its regular method of accounting for U.S. federal income tax purposes regardless of whether the payment is in fact converted into U.S. dollars at that time. If the non-U.S. currency is converted into U.S. dollars on the date of the payment, the U.S. Holder should not be required to recognize any foreign currency gain or loss with respect to the receipt of non-U.S. currency. If, instead, the non-U.S. currency is converted at a later date, any currency gains or losses resulting from the conversion of the non-U.S. currency will be treated as U.S. source ordinary income or loss for U.S. foreign tax credit purposes. U.S. Holders are urged to consult their own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of non-U.S. currency.

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Offered Shares generally may be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income that is subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all non-U.S. taxes paid (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, U.S. Holders are urged to consult their own tax advisors regarding the U.S. foreign tax credit rules.

Additional Tax on Net Investment Income

U.S. Holders that are individuals, estates or trusts are required to pay an additional 3.8% tax on the lesser of (1) the U.S. Holder’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold. A U.S. Holder’s “net investment income” generally includes, among other things, dividends and net gains from disposition of property (other than property held in the ordinary course of the conduct of a trade or business). Accordingly, dividends on and capital gain from the sale, exchange or other taxable disposition of the Offered Shares may be subject to this additional tax. U.S. Holders are urged to consult their own tax advisors regarding the additional tax on net investment income.

Information Reporting and Backup Withholding

In general, dividends paid to a U.S. Holder in respect of Offered Shares and the proceeds received by a U.S. Holder from the sale, exchange or other disposition of Offered Shares within the United States or through certain U.S.-related financial intermediaries will be subject to U.S. information reporting rules, unless a U.S. Holder is a corporation or other exempt recipient and properly establishes such exemption. Backup withholding may apply to such payments if a U.S. Holder does not establish an exemption from backup withholding and fails to provide a correct taxpayer identification number and make any other required certifications.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

In addition, U.S. Holders should be aware of reporting requirements with respect to the holding of certain foreign financial assets, including stock of foreign issuers which is not held in an account maintained by certain financial institutions, if the aggregate value of all of such assets exceeds $50,000. U.S. Holders must attach a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their return for each year in which they hold our Common Shares. U.S. Holders should also be aware that if the Company were to be classified as a PFIC, they would generally be required to file IRS Form 8261, Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund, during any taxable year in which such U.S. Holder recognizes gain or receives an excess distribution or with respect to which the U.S. Holder has made certain elections. U.S. Holders are urged to consult their own tax advisors regarding the application of the information reporting rules to the Offered Shares and their particular situations.

EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISORS ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN THE OFFERED SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

PLAN OF DISTRIBUTION (CONFLICT OF INTEREST)

The Company and the Selling Shareholder have entered into the Underwriting Agreement with the Underwriter, pursuant to which the Selling Shareholder has agreed to sell and the Underwriter has agreed to purchase, as principal, subject to compliance with the terms and conditions contained in the Underwriting Agreement, a total of 24,761,905 Offered Shares at the Offering Price of $5.65 per Offered Share, payable in cash to the Selling Shareholder against delivery of such Offered Shares on the Closing Date. The Company will not be entitled to any of the proceeds from the sale of the Offered Shares. The obligations of the Underwriter under the Underwriting Agreement are conditional and may be terminated at its discretion on the basis of “material change out”, “disaster out”, “regulatory out”, and “breach out” termination provisions in the Underwriting Agreement and may also be terminated upon the occurrence of certain other stated events. The Underwriter is, however, obligated to take up and pay for all of the Offered Shares offered by this Prospectus Supplement if any Offered Shares are purchased under the Underwriting Agreement, subject to certain exceptions.

The Selling Shareholder will pay to the Underwriter the Underwriting Commission of 4.0% of the gross proceeds of the Offering. The Offering Price was determined by arm’s length negotiation between the Selling Shareholder and the Underwriter, with reference to the prevailing market price of the Common Shares.

The Offered Shares will be offered in each of the provinces and territories of Canada, except Québec, in the United States and, subject to applicable law, in certain jurisdictions outside of Canada and the United States through the Underwriter either directly or through its Canadian or U.S. broker-dealer affiliates or agents in accordance with the Underwriting Agreement.

Pursuant to rules and policy statements of certain securities regulators, the Underwriter may not, at any time during the period of distribution under the Offering, bid for or purchase Offered Shares for its own account or for accounts over which it exercises control or direction. The foregoing restriction is subject to certain exceptions, including (i) a bid or purchase permitted under the Universal Market Integrity Rules for Canadian Marketplaces administered by the Investment Industry Regulatory Organization of Canada relating to market stabilization and passive market making activities; (ii) a bid or purchase made for or on behalf of a customer where the order was not solicited during the period of the distribution, provided that the bid or purchase was for the purpose of maintaining a fair and orderly market and not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, such securities; or (iii) a bid or purchase to cover a short position entered into prior to the commencement of the prescribed restricted period. Consistent with these requirements, and in connection with the Offering, the Underwriter may over-allot and effect transactions which are intended to stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market. If these activities are commenced, they may be discontinued by the Underwriter at any time. The Underwriter may carry out these transactions on the TSX and the NYSE American, in the over-the-counter market or otherwise.

The Underwriter and its affiliates have performed investment banking, commercial banking and advisory services for the Company from time to time for which they have received customary fees and expenses. The Underwriter and its affiliates may, from time to time, engage in transactions with and perform services for the Company in the ordinary course of their business.

The Offered Shares sold by the Underwriter to the public will initially be offered at the Offering Price specified on the cover page. After the Underwriter has made a reasonable effort to sell all of the Offered Shares at the Offering Price specified on the cover page, the Underwriter may decrease the Offering Price to an amount not greater than the Offering Price set forth on the cover page, and the compensation realized by the Underwriter will be decreased by the amount that the aggregate price paid by the purchasers for the Offered Share is less than the gross proceeds paid by the Underwriter to the Selling Shareholder. The decrease in the Offering Price will not decrease the amount of net proceeds of the Offering to the Selling Shareholder.

Each of the Company and the Selling Shareholder have agreed, pursuant to the Underwriting Agreement, to indemnify and save harmless the Underwriter and its subsidiaries and affiliates, and each of their respective directors, officers, employees, partners, agents, and shareholders against certain liabilities, including civil liabilities under Canadian and United States securities legislation in certain circumstances or to contribute to payments the Underwriter may have to make because of such liabilities.

The Company has also agreed in the Underwriting Agreement that the Company will not, directly or indirectly, issue any Common Shares or securities or other financial instruments convertible into or having the right to acquire Common Shares (other than pursuant to rights or obligations under securities or instruments outstanding) or enter into any agreement or arrangement under which the Company acquires or transfers to another, in whole or in part, any of the economic consequences of ownership of Common Shares, or agree to become bound to do so, or disclose to the public any intention to do so, for a period of 45 days following the Closing Date without the prior written consent of the Underwriter, which consent will not be unreasonably withheld provided that, notwithstanding the foregoing, the Company may (i) grant options, share units or other securities pursuant to the Company’s stock option plan or other equity compensation plans made in accordance with the terms of such plans, and issue Common Shares upon the exercise of such options or vesting of such securities; or (ii) issue equity securities pursuant to the exercise or conversion, as the case may be, of any warrants, incentive securities or other convertible securities of the Company outstanding as of October 3, 2024.

The Selling Shareholder has agreed in the Underwriting Agreement that it shall not and shall cause or direct its affiliates not to, directly or indirectly, without the prior written consent of the Underwriter, which consent will not be unreasonably withheld, (i) offer, sell, contract to sell, pledge, grant any option to purchase, lend or otherwise dispose of any Common Shares held by the Selling Shareholder as of the Closing Date, or any options or warrants to purchase any Common Shares, or any securities convertible into, exchangeable for or that represent the right to receive Common Shares (such options, warrants or other securities, collectively, “Derivative Instruments”) in each case held by the Selling Shareholder as of the Closing Date; (ii) engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) which is designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge or other disposition (whether by the Selling Shareholder or someone other than the Selling Shareholder), or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of any Common Shares or Derivative Instruments held by the Selling Shareholder as of the Closing Date, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of Common Shares or other securities, in cash or otherwise; or (iii) agree to or publicly announce any intention to do any of the foregoing things, for a period from the date hereof ending 45 days after the Closing Date, provided that, the foregoing shall not apply to (a) pledges or security interests, provided that the pledgee or beneficiary of the security interest agrees in writing for the benefit of the Underwriter to be bound by restrictions set out in the Underwriting Agreement; (b) transfers pursuant to a bona fide third party take-over bid made to all shareholders of the Company, a plan of arrangement or amalgamation involving a change of control of the Company, or similar acquisition or business combination transaction provided that in the event that the take-over bid, plan of arrangement or amalgamation, or acquisition or business combination transaction is not completed, any Common Shares, as applicable, held by the Selling Shareholder remain subject to the restrictions contained in the Underwriting Agreement; (c) transfers made as bona fide gifts or charitable contributions, provided that any transferee agrees in writing to be bound by the same restrictions contained in the Underwriting Agreement; (d) transfers required by operation of law, (e) transfers to affiliates of the Selling Shareholder, provided that such affiliate agrees in writing to be bound by the same restrictions contained in the Underwriting Agreement; or (f) distributions to any corporation, partnership, limited partnership, limited liability company, governmental entity or other entity, in each case, that (1) controls, or is controlled by or is under common control with, the Selling Shareholder, or (2) is directly or indirectly wholly owned by the Government of the Emirate of Abu Dhabi; provided that any such corporation, partnership, limited partnership, limited liability company, governmental entity or other entity agrees in writing to be bound by the same restrictions contained in the Underwriting Agreement.

Subscriptions for the Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Except as may be otherwise agreed by the Company, the Selling Shareholder and the Underwriter, the Offering will be conducted under the book-based system operated by CDS. No certificates evidencing the Offered Shares will be issued to purchasers of the Offered Shares. A purchaser who purchases Offered Shares will receive only a customary confirmation from the registered dealer from or through whom Offered Shares are purchased and who is a CDS participant. CDS will record the CDS participants who hold Offered Shares on behalf of owners who have purchased Offered Shares in accordance with the book-based system.

The Selling Shareholder expects that delivery of the Offered Shares will be made against payment therefor on the Closing Date, which will be the fourth business day following the date of pricing of the Offered Shares. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, investors who wish to trade Offered Shares prior to the Closing Date may be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Investors who wish to trade Offered Shares prior to the Closing Date should consult their own advisors.

Conflict of Interest

Bank of Montreal, an affiliate of BMO, is a lender to the Company under the Company’s Amended Credit Agreement. Consequently, the Company may be considered a “connected issuer” to BMO under applicable securities laws in certain Canadian provinces and territories.

The Amended Credit Agreement consists of a $700 million revolving credit facility (the “Revolving Credit Facility”) available for general corporate purposes, which matures on July 28, 2026 and a $500 million non-revolving term loan (the “Term Loan”), which matures on May 13, 2027. As at June 30, 2024, the carrying amounts of the Revolving Credit Facility and the Term Loan were $588.8 million and $489.0 million, respectively. The Company is in compliance with all material terms of the agreements governing the Revolving Credit Facility and the Term Loan and none of the lenders under the Revolving Credit Facility or the Term Loan have waived any breach by the Company thereunder since the execution of the Amended Credit Agreement (with the exception of immaterial waivers given for specific covenants and administrative matters in the ordinary course). The Revolving Credit Facility and the Term Loan are secured by way of all asset security granted by the Company and each of its subsidiaries other than immaterial subsidiaries.

The decision to distribute the Offered Shares hereunder and the determination of the terms of the distribution were made through arm’s length negotiations between the Selling Shareholder and the Underwriter. The lenders under the Amended Credit Agreement did not have any involvement in such decision or determination. BMO and its affiliates will not receive any direct benefit from the Offering other than receipt of the Underwriting Commission.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Company are KPMG LLP, Chartered Professional Accountants through its offices located on the 11th Floor at 777 Dunsmuir Street, Vancouver, British Columbia, Canada V7Y 1K3. KPMG LLP has confirmed that it is independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation, and that they are independent accountants with respect to the Company under all relevant U.S. professional and regulatory standards.

As of the date of this Prospectus Supplement, the transfer agent and registrar for the Company’s Common Shares in Canada and the United States, respectively, is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia, Toronto, Ontario and New York, New York.

INTEREST OF EXPERTS

The following are the names of persons or companies (a) that are named as having prepared or certified a report, valuation, statement or opinion included in or included by reference in this Prospectus Supplement; and (b) whose profession or business gives authority to the statement, report or valuation made by the person or Equinox Gold:

•

Gary Methven, P.Eng., Paul Salmenmaki, P.Eng., Mo Molavi, P.Eng., Eugene Tucker, P.Eng., each of whom is, or was at the time of filing of the report, of AMC Mining Consultants; Glenn Bezuidenhout, FSAIMM, of Lycopodium Minerals Canada Ltd. and Riley Devlin, P.Eng., of StruthersTech Technical Solutions Ltd., each of whom is, or was at the time of filing the report, independent of the Company; and Kelly Boychuk, P.Eng., Ali Shahkar, P.Eng., Paul Sterling, P.Eng., and Travis O’Farrell, P.Eng., each of whom is, or was at the time of filing the report, an employee of Equinox Gold, prepared the technical report entitled “Updated Technical Report for the Los Filos Mine Complex, Guerrero State, Mexico” dated effective June 30, 2022;

•

Eleanor Black, P.Geo. and Trevor Rabb, P.Geo., each of Equity Exploration Consultants Ltd.; Neil Lincoln, P.Eng. and Gordon Zurowski, P.Eng., each of AGP Mining Consultants Inc., each of whom is independent of the Company and named as having prepared the technical report entitled “Technical Report on the Aurizona Gold Mine Expansion Pre-Feasibility Study Maranhão, Brazil” dated effective September 20, 2021;

•

Bruce Davis, FAusIMM of BD Resource Consulting, Inc.; Nathan Robison, P.E., of Robison Engineering Company; Ali Shahkar, P.Eng., of Lions Gate Geological Consulting Inc.; Robert Sim, P.Geo., of SIM Geological Inc.; Jeffrey Woods, SME MMAS, of Woods Process Services LLC; and Gordon Zurowoski, P.Eng., of AGP Mining Consultants Inc., prepared the technical report entitled “Technical Report on the Mesquite Gold Mine, California, U.S.A” dated effective December 31, 2019;

•

Felipe M. Araújo, MAusIMM (CP), Hugo R. A. Filho, FAusIMM (CP), Gunter C. Lipper, M.Sc., FAusIMM, César A. Torresini, FAusIMM and Tiãozito V. Cardoso, MBA, FAusIMM, each of whom is, or was at the time of filing of the report, an employee of Equinox Gold, prepared the technical report entitled “NI 43-101 Technical Report on the Fazenda Brasileiro Gold Mine, Bahia State, Brazil” dated effective December 31, 2020;

•

Gabriel Secrest, P.E. and Laurie M. Tahija, Q.P., each of whom is, or was at the time of filing of the report of M3 Engineering & Technology Corporation; Eleanor Black, P.Geo. and Trevor Rabb, P. Geo., each of Equity Exploration Consultants Ltd.; John Nilsson, P.Eng., of Nilsson Mine Services Ltd.; and R. Douglas Bartlett, PG, C.P.G., of Geo-Logic Associates Inc., prepared the technical report entitled “Technical Report on the Castle Mountain Project Feasibility Study” dated effective February 26, 2021;

•

Hugo R.A. Filho, MAusIMM (CP), an employee of Equinox Gold at the time of filing of the report; Mark B. Mathisen, C.P.G. and Grant A. Malensek, M.Eng./P.Geo., each of SLR International Corporation (formerly Roscoe Postle Associates Inc.); and Stephen La Brooy, FAusIMM and Tommaso R. Raponi, P.Eng., each of Ausenco Engineering Canada Inc., prepared or certified the technical report entitled “NI 43-101 Technical Report on the Santa Luz Project, Bahia State, Brazil” dated effective June 30, 2020;

•

Alexandre Dorval, P.Eng., Réjean Sirois, P.Eng., Nicolas Vanier, P.Eng. and Carl Michaud, P.Eng., each of G Mining Services Inc.; Ken Bocking, P.Eng., of WSP Global Inc.; Michelle Fraser, P.Geo., of Stantec Consulting Limited; Pierre Roy, P.Eng., of Soutex Inc.; and Darrol van Deventer, P.Eng., of Equinox Gold, prepared or certified the technical report entitled “Technical Report on the Greenstone Gold Mine, Geraldton, Ontario” dated effective June 30, 2024; and

•

Doug Reddy, MSc, P.Geo., Equinox Gold’s Chief Operating Officer, Scott Heffernan, MSc, P.Geo., Equinox Gold’s EVP Exploration and Ali Shahkar P.Eng., Equinox Gold’s Director, Mineral Resources are “Qualified Persons” under NI 43-101 and are named as having reviewed and approved the disclosure of the consolidated Mineral Reserves and Mineral Resources contained in the Annual Information Form, the Annual MD&A and the Shelf Prospectus.

As at the date of this Prospectus Supplement, to the best knowledge of Equinox Gold, the aforementioned persons, collectively, held less than one percent of the securities of Equinox Gold when they prepared or certified a report, valuation, statement or opinion, as applicable, referred to above and as at the date hereof, and they did not receive any direct or indirect interest in any securities of Equinox Gold or of any associate or affiliate of Equinox Gold in connection with the preparation or certification of such report, valuation, statement or opinion, as applicable.

As at the date of this Prospectus Supplement, other than Doug Reddy, Scott Heffernan, Kelly Boychuck Gunter C. Lipper, César A. Torresini, Paul Sterling, Ali Shahkar and Darrol van Deventer, none of the aforementioned persons is or is currently expected to be elected, appointed or employed as a director, officer or employee of Equinox Gold or of any associate or affiliate of Equinox Gold.

TOP-UP RIGHT

Pursuant to the investor rights and governance agreement, dated April 11, 2019, between the Selling Shareholder and the Company, as amended on November 20, 2022 and April 23, 2024 (the “Investor Rights Agreement”), so long as MDCI continues to own 10% or more of the outstanding Common Shares (calculated on a partially diluted basis in accordance with the Investor Rights Agreement), MDCI has the right to maintain its pro rata interest in the Company in connection with any future sales or issuances of the Company’s securities. Following Closing, MDCI will beneficially own less than 10% of the outstanding Common Shares (calculated on a partially diluted basis in accordance with the Investor Rights Agreement). The Investor Rights Agreement shall terminate upon the date that MDCI beneficially owns less than 10% of the outstanding Common Shares (calculated on a partially diluted basis in accordance with the Investor Rights Agreement) for a continuous period of at least 30 days.

AGENT FOR SERVICE OF PROCESS

Marshall Koval and Fraz Siddiqui, two directors of the Company, reside outside of Canada and the Selling Shareholder is organized under the laws of a foreign jurisdiction. These persons and company have appointed the following agents for service of process in Canada:

Name of Person	Name and Address of Agent
Marshall Koval	Equinox Gold Corp. Suite 1501 – 700 West Pender Street, Vancouver, British Columbia, Canada V6C 1G8
Fraz Siddiqui	Equinox Gold Corp. Suite 1501 – 700 West Pender Street, Vancouver, British Columbia, Canada V6C 1G8
Ninety Fourth Investment Company LLC	McCarthy Tétrault LLP 745 Thurlow Street, Suite 2400, Vancouver, British Columbia, Canada V6E 0C5

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process. See “Risk Factors”.

LEGAL MATTERS

Certain legal matters relating to the Offered Shares offered by this Prospectus Supplement will be passed upon on our behalf by (i) Blake, Cassels & Graydon LLP, with respect to matters of Canadian law; and (ii) Paul, Weiss, Rifkind, Wharton & Garrison LLP, with respect to matters of United States law. In addition, certain legal matters in connection with the Offering will be passed upon for the Underwriter by (i) Stikeman Elliott LLP with respect to matters of Canadian law; and (ii) Skadden, Arps, Slate, Meagher & Flom LLP with respect to matters of United States law. Further, certain legal matters in connection with the Offering will be passed upon for the Selling Shareholder by (i) McCarthy Tétrault LLP, with respect to matters of Canadian law; and (ii) Akin Gump Strauss Hauer & Feld LLP, with respect to matters of United States law. As of the date of this Prospectus Supplement, the partners, counsel and associates of each of Blake, Cassels & Graydon LLP, Stikeman Elliott LLP and McCarthy Tétrault LLP, respectively as a group, beneficially own directly and indirectly, less than 1% of the outstanding Common Shares.

AVAILABLE INFORMATION

The Company has filed with the SEC the Registration Statement on Form F-10 under the U.S. Securities Act with respect to the Offered Shares. This Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein, which form a part of the Registration Statement, do not contain all of the information set forth in the Registration Statement, certain parts of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. For further information with respect to the Company and the Offered Shares, reference is made to the Registration Statement and the exhibits thereto. Statements contained in this Prospectus Supplement, including the documents incorporated by reference herein, as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. The Registration Statement can be found on EDGAR at www.sec.gov.

In addition to the Company’s continuous disclosure obligations under the securities laws of the provinces and territories of Canada, the Company is subject to the information requirements of the Exchange Act, and in accordance therewith the Company files with or furnishes to the SEC reports and other information. The reports and other information that the Company files with or furnishes to the SEC are prepared in accordance with the disclosure requirements of Canada, which differ in certain respects from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, the Company may not be required to publish financial statements as promptly as U.S. companies. Copies of any documents that the Company has filed with the SEC are available to the public on EDGAR at www.sec.gov.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

We are a company incorporated under the BCBCA. Most of our directors and officers, and the experts named in this Prospectus Supplement, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets may be, and a substantial portion of the Company’s assets are, located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for holders of securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws. We have been advised that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws or the securities or “blue sky” laws of any state within the United States, would likely be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of the liability predicated solely upon U.S. federal securities laws.

The Company filed with the SEC, concurrently with the Registration Statement, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed CT Corporation as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court, arising out of or related to or concerning the Common Shares under this Prospectus Supplement.

SHORT FORM BASE SHELF PROSPECTUS

New Issue and Secondary Offering	October 1, 2024

Common Shares

Debt Securities

Subscription Receipts

Share Purchase Contracts

Units

Warrants

This prospectus relates to the offering for sale from time to time, during the 25-month period that this prospectus, including any amendments hereto, remains effective, of the securities of Equinox Gold Corp. (“Equinox Gold”, the “Company”, “we” or “our”) listed above in one or more series or issuances. The securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of the sale and set forth in an accompanying prospectus supplement.

The common shares of the Company (the “Common Shares”) are listed on the Toronto Stock Exchange (“TSX”) under the symbol “EQX” and on the NYSE American LLC (“NYSE American”) under the symbol “EQX”. On September 30, 2024, the last trading day before the date hereof, the closing price per share of the Company’s Common Shares was C$8.25 on the TSX and $6.09 on the NYSE American. Unless otherwise specified in an applicable prospectus supplement, debt securities, subscription receipts, share purchase contracts, units and warrants will not be listed on any securities or stock exchange or on any automated dealer quotation system. There is currently no market through which our securities, other than our Common Shares, may be sold and purchasers may not be able to resell such securities purchased under this prospectus. This may affect the pricing of our securities, other than our Common Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of these securities and the extent of issuer regulation. See “Risk Factors”.

We are permitted under a multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States to prepare this prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and the audit of such financial statements may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies.

Owning our securities may subject you to tax consequences both in the United States and Canada. This prospectus or any applicable prospectus supplement may not fully describe these tax consequences. You should read the tax discussion in any applicable prospectus supplement and seek advice from a qualified tax advisor.

Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated in British Columbia, Canada, some or all of our officers and directors and some or all of the experts named in this prospectus are Canadian residents, and many of our assets are located outside of the United States.

As of the date hereof, the Company has determined that it qualifies as a “well-known seasoned issuer” under the WKSI Blanket Orders (as defined herein). See “Well-Known Seasoned Issuer”. All applicable information permitted under applicable laws, including as permitted under the WKSI Blanket Orders, to be omitted from this prospectus that has been omitted will be contained in one or more prospectus supplements that will be delivered to purchasers together with this prospectus, except in cases where an exemption from such delivery requirements is available. Each prospectus supplement will be incorporated by reference into this prospectus for the purposes of securities legislation as of the date of the prospectus supplement and only for the purposes of the distribution of the securities to which the prospectus supplement pertains. Prospective investors should read this prospectus and any applicable prospectus supplement carefully before investing in any securities issued pursuant to this prospectus.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

No underwriter has been involved in the preparation of this prospectus or performed any review of the contents of this prospectus.

Our securities may be sold pursuant to this prospectus through underwriters or dealers or directly or through agents designated from time to time at amounts and prices and other terms determined by us. In connection with any underwritten offering of securities, the underwriters may over-allot or effect transactions that stabilize or maintain the market price of the securities offered. Such transactions, if commenced, may discontinue at any time. See “Plan of Distribution”. A prospectus supplement will set out the names of any underwriters, dealers or agents, or selling securityholders involved in the sale of our securities, the amounts, if any, to be purchased by underwriters, the plan of distribution for such securities, including the net proceeds we expect to receive from the sale of such securities, if any, the amounts and prices at which such securities are sold by us or any selling securityholders and the compensation of such underwriters, dealers or agents.

The Company’s securities may be sold pursuant to this prospectus by us or by any selling securityholders through underwriters or dealers or directly or through agents designated from time to time at amounts and prices and other terms determined by us or any selling securityholders. In connection with any underwritten offering of securities, excluding an “at-the-market distribution” as defined in National Instrument 44-102 – Shelf Distributions (an “ATM Distribution”), the underwriters may over-allot or effect transactions that stabilize or maintain the market price of the securities offered. Such transactions, if commenced, may be discontinued at any time. No underwriter or dealer involved in an ATM Distribution undertaken pursuant to any prospectus supplement, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer will over-allot or effect transactions that stabilize or maintain the market price of the securities offered.

This prospectus may qualify an ATM Distribution. The Company’s securities may be sold, from time to time, in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market price or at negotiated prices, including sales in transactions that are deemed to be ATM Distributions, including sales made directly on the TSX, NYSE American or other existing trading markets for the securities. See “Plan of Distribution”.

Investment in the securities being offered is highly speculative and involves significant risks that you should consider before purchasing such securities. You should carefully review the risks outlined in this prospectus (including any prospectus supplement) and in the documents incorporated by reference as well as the information under the heading “Cautionary Note Regarding Forward-Looking Statements” and consider such risks and information in connection with an investment in the securities. See “Risk Factors”.

Our head and registered office is located at Suite 1501 – 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8.

Fraz Siddiqui and Marshall Koval, both directors of the Company, reside outside of Canada and have appointed an agent for service of process in Canada. See “Agent for Service of Process.”

Investors should rely only on the information contained in or incorporated by reference into this prospectus and any applicable prospectus supplement. We have not authorized anyone to provide investors with different information. Information contained on our website shall not be deemed to be a part of this prospectus (including any applicable prospectus supplement) or incorporated by reference and should not be relied upon by prospective investors for the purpose of determining whether to invest in these securities. We will not make an offer, and any selling securityholders may not make an offer, of these securities in any jurisdiction where the offer or sale is not permitted. Investors should not assume that the information contained in this prospectus is accurate as of any date other than the date on the face page of this prospectus, the date of any applicable prospectus supplement, or the date of any documents incorporated by reference herein.

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ABOUT THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus or any applicable prospectus supplement and on the other information included in the registration statement of which this prospectus forms a part. We have not authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not making an offer to sell or seeking an offer to buy the securities offered pursuant to this prospectus in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus or any applicable prospectus supplement is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference is accurate only as of the date of that document, regardless of the time of delivery of this prospectus or any applicable prospectus supplement or of any sale of our securities pursuant thereto. Our business, financial condition, results of operations and prospects may have changed since those dates.

Market data and certain industry forecasts used in this prospectus or any applicable prospectus supplement and the documents incorporated by reference in this prospectus or any applicable prospectus supplement were obtained from market research, publicly available information and industry publications. We believe that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. We have not independently verified such information, and we do not make any representation as to the accuracy of such information.

In this prospectus and any prospectus supplement, unless otherwise indicated, all dollar amounts and references to “$” are to United States dollars and references to “C$” are to Canadian dollars.

In this prospectus and in any prospectus supplement, unless the context otherwise requires, references to “we”, “us”, “our” or similar terms, as well as references to “Equinox Gold” or the “Company”, refer to Equinox Gold Corp. together with our subsidiaries.

CAUTIONARY NOTE FOR UNITED STATES INVESTORS

We are permitted under the multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States to prepare this prospectus, including the documents incorporated by reference herein and any prospectus supplement, in accordance with the requirements of Canadian securities law, which differ from the requirements of United States securities laws. Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards and thus may not be comparable to the financial statements of United States companies.

Disclosure regarding the Company’s mineral properties, including with respect to mineral reserve and mineral resource estimates included in this prospectus, was prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the SEC generally applicable to U.S. companies. Accordingly, information contained in this prospectus is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and forward-looking information within the meaning of Canadian securities laws. All statements, other than statements of historical fact, are forward-looking statements. Such forward-looking statements and information include, but are not limited to:

•	the strategic vision for the Company and expectations regarding exploration potential, production capabilities and future financial or operational performance;

•	the Company’s ability to achieve its 2024 production and cost guidance;

•	the Company’s ability to achieve commercial production at Greenstone (as defined herein);

•

the Company’s ability to successfully advance its growth and development projects, including the expansion projects planned at Castle Mountain (as defined herein), Los Filos (as defined herein) and Aurizona (as defined herein);

•

the expected benefits of financings, dividend distribution, use of proceeds, the Company’s ability to cover debt obligations, ability to maintain lending arrangements, ability to provide returns, overhead and operating costs, risk management, the Company’s share price, the market price for gold, and risks relating to widespread epidemics or pandemic out-breaks;

•	the Company’s ability to successfully renegotiate existing community, land access and stakeholder agreements at Los Filos and the potential impact on Los Filos if those negotiations are unsuccessful;

•	the strength of the Company’s balance sheet and the Company’s liquidity;

•

the impact of the geotechnical event in the Piaba pit at Aurizona, including the Company’s ability to mitigate impacts on planned 2024 production from Aurizona, the effectiveness the Company’s remediation activities to enhance stability of the Piaba pit and nearby infrastructure, and the Company’s ability to develop a plan to remediate the long-term stability as well as to continue partial mining of the Piaba pit;

•	the expectations for the Company’s investments in Versamet Royalties Corporation (“Versamet”) and Bear Creek Mining Corporation (“Bear Creek”); and

•	the conversion of Mineral Resources (within the meaning of NI 43-101) to Mineral Reserves (within the meaning of NI 43-101).

Forward-looking statements or information generally identified by the use of the words “will”, “advancing”, “strategy”, “plans”, “budget”, “anticipated”, “expected”, “estimated” and similar expressions and phrases or statements that certain actions, events or results “may”, “could”, “should”, “will be taken” or “be achieved”, or the negative connotation of such terms, are intended to identify forward-looking statements and information. Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. The Company has based these forward-looking statements and information on the Company’s current expectations and projections about future events and these assumptions include:

•	the Company’s ability to achieve the exploration, production, cost and development expectations for its respective operations and projects;

•	the Company’s ability to achieve commercial production at Greenstone in accordance with expectations;

•	that existing assets are retained and continue to produce at current rates;

•	prices for gold remaining as estimated;

•	currency exchange rates remaining as estimated;

•	the Company’s ability to identify and implement opportunities to mitigate the impact of the geotechnical event at Aurizona;

•	that all necessary permits, licenses and regulatory approvals are received in a timely manner;

•	expansion projects at Los Filos, Castle Mountain and Aurizona being completed and performed in accordance with current expectations;

•	mine plans and estimated development schedules remaining consistent with the plans outlined in the technical reports for each project;

•	tonnage of ore to be mined and processed;

•	ore grades and recoveries;

•	availability of funds for the Company’s projects and future cash requirements;

•	capital, decommissioning and reclamation estimates;

•	Mineral Reserve and Mineral Resource estimates and the assumptions on which they are based;

•	prices for energy inputs, labor, materials, supplies and services;

•	that there are no labor-related disruptions and no unplanned delays or interruptions in scheduled construction, development and production, including by blockade or industrial action;

•	the Company’s history and relationships with workers, unions, communities and other stakeholders;

•	the Company’s ability to comply with environmental, health and safety laws and other regulatory requirements;

•	the strategic visions of Versamet and Bear Creek, and their respective abilities to successfully advance their businesses;

•	the ability of Bear Creek to successfully operate the Mercedes mine and to meet its payment commitments to the Company; and

•	the ability of Equinox Gold to work productively with its Indigenous partners at Greenstone and its community partners at Los Filos.

While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this prospectus or any document incorporated by reference. The Company cautions that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this prospectus and the documents incorporated by reference herein and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation:

•	fluctuations in gold prices;

•	fluctuations in prices for energy inputs, labor, materials, supplies and services;

•	fluctuations in currency markets;

•	recent market events and conditions;

•

construction and operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, geotechnical failures, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding, fires and severe weather);

•	inadequate insurance, or inability to obtain insurance to cover these risks and hazards;

•	employee relations;

•	relationships with, and claims by, local communities and Indigenous populations;

•	the effect of blockades and community issues on the Company’s production and cost estimates;

•	the Company’s ability to obtain and maintain all necessary permits, licenses and regulatory approvals in a timely manner or at all;

•	changes in laws, regulations and government practices, including mining, environmental and export and import laws and regulations;

•	legal restrictions relating to mining;

•	risks relating to expropriation;

•	increased competition in the mining industry;

•	the failure by Bear Creek to meet its payment commitments to the Company; and

•

those factors identified in the Annual Information Form (as defined herein) under the heading “Risks Related to the Business”, together with the risks identified in the Company’s management’s discussion and analysis dated February 21, 2024, for the year-ended December 31, 2023.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements and information. Forward-looking statements and information are designed to help readers understand management’s views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable securities laws, the Company does not assume any obligation and does not intend to update or to publicly announce the results of any change to any forward-looking statement or information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If the Company updates any one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements and information contained in this prospectus and the documents incorporated herein are expressly qualified in their entirety by this cautionary statement.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this prospectus from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Equinox Gold Corp. by mail at Suite 1501 – 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8, or by telephone at +1 604-558-0560 and are also available electronically under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.

The following documents filed by the Company with the various securities commissions or similar authorities in the provinces and territories of Canada, are specifically incorporated by reference and form an integral part of this prospectus:

1.	annual information form of the Company dated February 22, 2024 for the year ended December 31, 2023 (the “Annual Information Form”);

2.

audited consolidated financial statements of the Company as of and for the years ended December 31, 2023 and 2022, together with the notes thereto and the reports of the independent registered public accounting firm thereon;

3.	management’s discussion and analysis of the Company for the three months and year ended December 31, 2023 (the “Annual MD&A”);

4.	condensed consolidated interim financial statements of the Company as of and for the three and six months ended June 30, 2024 and 2023, together with the notes thereto;

5.	management’s discussion and analysis of the Company for the three and six months ended June 30, 2024 (the “Q2 MD&A”);

6.	management information circular of the Company dated March 25, 2024, prepared for the purposes of the annual general meeting of the shareholders of the Company held on May 9, 2024; and

7.

material change report of the Company dated May 3, 2024, relating to the acquisition of the remaining 40.0% interest in Greenstone (the “Acquisition”), the Term Loan (as defined herein) and the closing of a bought deal public offering.

Any documents of the type described in Section 11.1 of Form 44-101F1 – Short Form Prospectuses filed by the Company with a securities commission or similar authority in any province or territory of Canada subsequent to the date of this prospectus and prior to the expiry of this prospectus, or the completion of the issuance of securities pursuant hereto, will be deemed to be incorporated by reference into this prospectus.

To the extent that any document or information incorporated by reference into this prospectus is filed with, or furnished to, the SEC pursuant to the Exchange Act after the date of this prospectus, such document or information will be deemed to be incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part. In addition, if and to the extent expressly indicated therein, we may incorporate by reference in this prospectus documents that we file with or furnish to the SEC pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act.

A prospectus supplement containing the specific terms of any offering of our securities will be delivered to purchasers of our securities together with this prospectus and will be deemed to be incorporated by reference in this prospectus as of the date of the prospectus supplement and only for the purposes of the offering of our securities to which that prospectus supplement pertains.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein, in any prospectus supplement hereto or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of material fact or an omission to state a material fact that is required to be stated or is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Upon our filing of a new annual information form and the related annual financial statements and management’s discussion and analysis with applicable securities regulatory authorities during the currency of this prospectus, the previous annual information form, the previous annual financial statements, the previous management’s discussion and analysis and all interim financial statements, supplemental information, material change reports and information circulars filed prior to the commencement of the financial year in which the new annual information form is filed will be deemed no longer to be incorporated by reference into this prospectus for purposes of future offers and sales of our securities under this prospectus. Upon interim consolidated financial statements and the accompanying management’s discussion and analysis and material change report being filed by us with the applicable securities regulatory authorities during the duration of this prospectus, all interim consolidated financial statements and the accompanying management’s discussion and analysis filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated by reference into this prospectus for purposes of future offers and sales of securities under this prospectus.

References to our website in any documents that are incorporated by reference into this prospectus do not incorporate by reference the information on such website into this prospectus, and we disclaim any such incorporation by reference.

ADDITIONAL INFORMATION

A registration statement on Form F-10 will be filed by the Company with the SEC in respect of the offering of securities. The registration statement, of which this prospectus constitutes a part, contains additional information not included in this prospectus, certain items of which are contained in the exhibits to such registration statement, pursuant to the rules and regulations of the SEC.

In addition to the Company’s continuous disclosure obligations under the securities laws of the provinces and territories of Canada, the Company is subject to the information requirements of the Exchange Act, and in accordance therewith the Company files with or furnishes to the SEC reports and other information. The reports and other information that the Company files with or furnishes to the SEC are prepared in accordance with the disclosure requirements of Canada, which differ in certain respects from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, the Company may not be required to publish financial statements as promptly as U.S. companies. Copies of any documents that the Company has filed with the SEC are available to the public over the Internet at the SEC’s website at www.sec.gov.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed or furnished with the SEC as part of the registration statement on Form F-10 of which this prospectus forms a part: (i) the documents listed under the heading “Documents Incorporated by Reference”; (ii) powers of attorney from our directors and officers, as applicable; (iii) the consent of KPMG LLP; (iv) the consent of each “qualified person” for the purposes of NI 43-101 listed on the Exhibit Index of the registration statement; and (v) the form of debt indenture. A copy of the form of warrant indenture, subscription receipt agreement or statement of eligibility of trustee on Form T-1, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the Exchange Act.

NON-IFRS MEASURES

This prospectus and the documents incorporated by reference herein include certain terms or performance measures that are not defined under IFRS, including but not limited to cash costs and all-in sustaining costs (“AISC”). The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures should be read in conjunction with the Company’s financial statements and management’s discussion and analysis incorporated by reference herein. See “Non-IFRS Measures” in the Q2 MD&A.

EXCHANGE RATE INFORMATION

In this prospectus and any prospectus supplement, unless otherwise indicated, all dollar amounts and references to “$” are to United States dollars and references to “C$” are to Canadian dollars.

The following table sets forth for each period indicated: (i) the exchange rates in effect at the end of the period; (ii) the high and low exchange rates during such period; and (iii) the average exchange rates for such period, for one Canadian dollar, expressed in United States dollars, as quoted by the Bank of Canada.

	Year ended December 31,		Six months ended June 30,
	2023	2022	2024	2023
	$	$	$	$
Closing	0.7561	0.7383	0.7306	0.7553

High	0.7617	0.8031	0.7510	0.7604

Low	0.7207	0.7217	0.7235	0.7243

Average	0.7410	0.7692	0.7361	0.7421

On September 27, 2024, the daily exchange rate as quoted by the Bank of Canada was C$1.00 = $0.7408 ($1.00 = C$1.3499).

THE COMPANY

Name, Address and Incorporation

The Company was incorporated under the Business Corporations Act (British Columbia) (the “BCBCA”) on March 23, 2007, as “Waterloo Resources Ltd.” Subsequently, the Company’s name has been changed as follows:

From	To	Date	Reason for Name Change
Waterloo Resources Ltd.	Lowell Copper Ltd.	July 9, 2013	Reverse take-over transaction

Lowell Copper Ltd.	JDL Gold Corp.	October 6, 2016	Plan of arrangement between Lowell Copper Ltd., Gold Mountain Mining Corporation and Anthem United Inc.

JDL Gold Corp.	Trek Mining Inc.	March 31, 2017	Plan of arrangement between JDL Gold Corp. and Luna Gold Corp.

Trek Mining Inc.	Equinox Gold Corp.	December 22, 2017	Plan of arrangement(1) between Trek Mining Inc., NewCastle Gold Ltd. and Anfield Gold Corp.

Note:

1.	Court approved plan of arrangement pursuant to the BCBCA.

The Company’s head and registered offices are located at Suite 1501 – 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8.

Equinox Gold is a reporting issuer or the equivalent under the securities legislation of all of the provinces and territories of Canada. Equinox Gold’s fiscal year end is December 31.

Intercorporate Relationships

The following chart illustrates the Company’s principal subsidiaries, together with the jurisdiction of incorporation or organization of each subsidiary and the percentage of voting securities beneficially owned or over which control or direction is exercised by the Company, as well as the Company’s mines and development projects. Unless indicated otherwise, each subsidiary is 100% owned by the Company.

(Chart on following page)

Description of the Business

Equinox Gold is a growth-focused mining company delivering on its strategy of creating the premier Americas gold producer. In its first six years the Company has grown from a single-asset developer to a multi-asset gold producer with a portfolio of gold mines in the Americas, a multi-million-ounce gold reserve base and a strong growth profile from a pipeline of expansion projects.

Equinox Gold was created with the strategic vision of building a diversified, Americas-focused gold company that will responsibly and safely produce more than one million ounces of gold annually, bring long-term social and economic benefits to its host communities, create a safe and rewarding workplace for its employees and contractors and provide above average investment returns to its shareholders. To achieve its growth objectives, Equinox Gold intends to expand production from its current asset base through exploration and development and will also consider opportunities to acquire other companies, producing mines and development projects that fit the Company’s portfolio and strategy.

As of the date of this prospectus, Equinox Gold’s operating mines and development projects are as follows:

Name of Mineral Property	Ownership	Location	Status
Greenstone Mine (“Greenstone” or “Greenstone Mine”)	100%	Ontario, Canada	Producing

Mesquite Mine (“Mesquite”)	100%	California State, USA	Producing

Castle Mountain Gold Mine (“Castle Mountain”)	100%	California State, USA	Phase 1 – Residual leaching Permitting Phase 2 expansion

Los Filos Mine Complex (“Los Filos”)	100%	Guerrero State, Mexico	Producing

Aurizona Gold Mine (“Aurizona”)	100%	Maranhão State, Brazil	Producing Advancing study for potential expansion

Fazenda Gold Mine (“Fazenda”)	100%	Bahia State, Brazil	Producing

RDM Gold Mine (“RDM”)	100%	Minas Gerais State, Brazil	Producing

Santa Luz Gold Mine (“Santa Luz”)	100%	Bahia State, Brazil	Producing

Equinox Gold’s material assets are Greenstone, Mesquite, Castle Mountain, Los Filos, Aurizona, Fazenda and Santa Luz. Equinox Gold has an experienced management team with a history of creating shareholder value and operational success. Equinox Gold’s corporate strategy is to continue to build on its existing portfolio of producing gold assets in the Americas.

Recent Developments

Since the date of the Q2 MD&A, there have been no recent developments.

MINERAL PROPERTY – GREENSTONE

Greenstone

This prospectus incorporates the Company’s Annual Information Form. After filing the Annual Information Form, the Company filed a new technical report for Greenstone, prepared in accordance with NI 43-101, entitled “Technical Report on the Greenstone Gold Mine, Geraldton, Ontario” with a report date of October 1, 2024 and an effective date of June 30, 2024 (the “Greenstone Technical Report”). The Greenstone Technical Report is prepared or certified by Alexandre Dorval, P.Eng., Réjean Sirois, P.Eng., Nicolas Vanier, P.Eng. and Carl Michaud, P.Eng., each of G Mining Services Inc. (“GMS”); Ken Bocking, P.Eng., of WSP Global Inc.; Michelle Fraser, P.Geo., of Stantec Consulting Limited; Pierre Roy, P.Eng., of Soutex Inc.; and Darrol van Deventer, P.Eng., of Equinox Gold.

Unless otherwise indicated, the information that follows relating to Greenstone is based on, derived substantially from, and in some instances is a direct extract from, the Greenstone Technical Report. The information below does not purport to be a complete summary of the Greenstone Technical Report and is based on assumptions, qualifications and procedures that are set out only in the Greenstone Technical Report; reference should be made to the full text of the Greenstone Technical Report, which Equinox Gold has filed under its SEDAR+ profile at www.sedarplus.ca and its EDGAR profile at www.sec.gov/EDGAR and which is also available on Equinox Gold’s website at www.equinoxgold.com.

The Greenstone Technical Report, even if referred to in a document incorporated by reference in the accompanying prospectus supplement, does not constitute part of this prospectus or any accompanying prospectus supplement and is not incorporated by reference therein.

1. Project Description, Location and Access

The Greenstone property (the “Greenstone Property”) is located in Ontario’s Thunder Bay Mining Division. The Greenstone Mine, formerly known as the Hardrock project, includes three blocks of claims known as the Hardrock, Brookbank and Viper areas, which are spread over a distance of more than 100 km and are in close proximity to the Trans-Canada Highway between the towns of Beardmore and Longlac, Ontario. The Hardrock claim group includes the Hardrock, Key Lake and Kailey Deposits. The Brookbank claim group hosts the Brookbank, Cherbourg and Foxear targets. The Greenstone Mine is in the southeast portion of the Hardrock claim group.

The Greenstone Mine consists of a contiguous block of cell claims, patented claims, mining leases and licences of occupation, covering 39,072.1 hectares (“ha”), of which 15,862.7 ha relates to Greenstone Mine claims, all as summarized in the Greenstone Technical Report. All claims, leases and licences of occupation are beneficially held by Greenstone Gold Mines GP Inc. (“GGM”), subject to terms under several agreements. A leasehold patent of mining rights, surface rights, or both mining rights and surface rights, is a conveyance or grant of possession of land for a set length of time, and usually subject to rent payments. The Greenstone Mine is accessible year-round via paved roads from Geraldton or Highway 11.

The following section describes the Greenstone Mine within the Hardrock claim group. Additional information regarding Key Lake, Brookbank, Kailey and Viper areas is available in the Greenstone Technical Report.

Location

The Greenstone Mine area covered by the Mineral Resource estimate (“MRE”) in the Greenstone Technical Report is in the townships of Errington and Ashmore on NTS Sheet 42E/10, approximately 4 km south of Geraldton. The approximate coordinates of the geographic centre of the Greenstone Mine’s deposit resource areas are 49°40’47”N and 86°56’32”W (UTM Zone 16N coordinates: 504175.9E and 5503024N; NAD 83).

Royalties

The following royalties are in effect on some of the properties as listed in the Greenstone Technical Report:

•	Essar Steel Algoma Inc. (2% net smelter returns royalty (“NSR”));

•	Griffin Mining Limited (1% NSR);

•	Franco-Nevada (3% NSR);

•	Franco-Nevada (3% NSR) / Essar Steel Algoma Inc. (5% Net Profit Interest);

•	Placer Dome Inc. (2.25% NSR / Key Lake Exploration 2% NSR);

•	Unique Broadband Systems (3% NSR);

•	Argonaut Gold Inc. (3% NSR).

In October 2018, a mining lease was granted over CLM 535, which covers the southern part of the Greenstone Mine area. The lease, LEA-109765, is subject to renewal in 2039. In December 2016, GGM acquired the surface rights for the patented claims in Errington and Ashmore townships – TB 10604 to TB 10608, TB 11879, TB 11885, TB 11886, and TB 11888.

On May 13, 2024, Equinox Gold announced that the Company had completed its acquisition of the remaining 40% of GGM from certain funds managed by Orion Mine Finance LP, giving Equinox Gold 100% ownership of GGM and the Greenstone Mine.

As part of the Acquistion, the Company assumed obligations under a stream agreement with Nomad Royalty Company Ltd, dated October 28, 2021, as amended (“Stream Agreement”). Under the Stream Agreement, the Company is required to deliver an amount of refined gold equal to 2.375% of the gold produced from Greenstone, until the Company has delivered a cumulative total of 120,333 ounces, and 1.583% of the gold production from Greenstone thereafter. In exchange for the gold deliveries, the Company will receive consideration equal to 20% of the spot gold price at the time of delivery.

Permits

A range of permits and approvals required for mine construction and operations were obtained from numerous federal, provincial and municipal authorities. The Greenstone Technical Report lists all the permits.

With ongoing constraints in the public sector, GGM is monitoring the risk of agencies not meeting a reasonable timeframe for any on-going or future permitting approvals. To facilitate the approval timeframes, consultation with Indigenous communities and agencies is undertaken on key permit applications prior to submission. The permit that governs the annual mined quantities is in the process of being increased from 70 Mt/a to 72 Mt/a.

2. History and Exploration

There are several past producing gold mines on the Greenstone Property, including the Hardrock, MacLeod-Cockshutt, Mosher (all later combined as the consolidated Mosher), Little Long Lac, Bankfield, Jellicoe and Magnet mines. Reference should be made to the Greenstone Technical Report for a detailed description of the applicable exploration and production history.

The first gold discovery in the area of the Greenstone Property was made between 1916 and 1918 when a gold-bearing boulder was discovered south of the Main Narrows of Kenogamisis Lake. In 1931, W.W. “Hardrock” Smith discovered gold-bearing quartz stringers near the Hardrock Number 1 shaft, and Tom Johnson and Robert Wells discovered gold on Magnet Lake, which later hosted the Bankfield gold mine. T. A. Johnson and T. Oklend followed with the discovery of gold in a small quartz vein along the southern shore of Barton Bay on Kenogamisis Lake, which is now the location of the Little Long Lac property.

In 1934, the period of mine production in the area began with the Little Long Lac mine–the first successfully producing mine. To the west of the 1931 Hardrock discovery, F. MacLeod and A. Cockshutt staked claims and continually explored the area throughout the 1930s and 1940s. By the late 1940s, the F Zone, a low-grade, large-tonnage ore body in greywacke, was identified on both the MacLeod–Cockshutt and Hardrock properties.

Production on the Mosher Long Lac mine began in 1962 (west of, and immediately down-plunge of the same mineralized zones exploited in the MacLeod–Cockshutt mine); then, in 1967, the MacLeod–Cockshutt, Mosher, and Hardrock mines amalgamated and remained in production until 1970. The consolidated Hardrock, MacLeod–Cockshutt, and Mosher mines produced 2,146,326 ounces of gold at an average grade of approximately 0.14 ounces of gold per ton (~14 Mt at 4.9 g/t Au) in the period from 1934 to 1970.

In the 1980s, Lac Minerals Ltd. reviewed the remaining underground reserves and conducted litho-geochemistry, ground geophysical work, and 15,240 m of diamond drilling in 77 holes to target areas with open pit potential (e.g., Hardrock D and F; North and South Porphyry; and Porphyry Hill Zones).

In 1993, Asarco Exploration Company of Canada Limited (“Asarco”) carried out a program of reverse circulation (“RC”) overburden drilling and diamond drilling, the latter mainly focused on the near-surface portion of the F Zone and targets along the plunging nose of the albite porphyry.

Asarco continued their exploration program into 1994, completing RC holes in overburden, sonic holes in historical tailings, and an additional 40,000 feet of diamond drilling, mainly on the targets. In 1996, Cyprus Canada Inc. drilled 24 holes, leading to the discovery of the B Zone. The agreement ended in 1997. Barrick Gold Corporation, through Lac Properties Inc. (“Lac Properties”), began a rehabilitation program, which continued until 2001. This saw construction of the current visitor’s centre, re-contouring and seeding of the historical MacLeod tailings near Highway 11, and capping of old mine shafts.

In 2000, Lac Properties retained Golder Associates Ltd. (“Golder”) to conduct a stability assessment of the F Zone crown pillar of the MacLeod–Cockshutt mine. During their investigation, Golder drilled a borehole (369.5 m) to determine whether caving had occurred above the stopes. Their study also included a literature review of the properties of the mined material at the Hardrock mine, rock mass classification of the rock core from the investigation borehole and a correlation of numerical modelling results with the field investigation and conclusions. The drilling allowed Golder to confirm that the crown pillar overlying the workings was intact at the time of the study. No unravelling or caving of the crown pillar above the working was observed. The classification of the rock mass overlying the workings indicated that the quality was “good” to “very good.” Due to the depth of the mine workings and the quality of the rock mass, it was not considered probable that significant caving could occur or would have an influence on the overlying ground surface.

In 2002, Lac Properties retained Golder to conduct a stability assessment of the crown pillar of the Hardrock mine. A total of 16 investigation boreholes (2,116.8 m) were drilled to determine whether caving in the crown of the stope had occurred. The study comprised a literature review of the properties of the mined material at the Hardrock mine, rock mass classification of the rock core from the investigation boreholes, and a correlation of numerical modelling results with the field investigation and conclusions. The drilling indicated that the crown pillar overlying the workings was intact at the time of the study. Golder observed no unravelling or caving of the crown pillar above the working, and no unexpected geometries were encountered. The classification of the rock mass overlying the workings indicated the quality to be “good”. Empirical, analytical, and numerical modelling of the stability of the crown pillar overlying the mined zone indicated the crown pillar to be stable, even when conservative values were used for stope geometries, strength, and rock mass classification, thus ensuring an additional built-in safety factor.

In 2007, Lac Properties drilled six geotechnical diamond drill holes totalling 1,208.1 m in the crown pillars.

In 2007, Premier Gold Mines Limited (“Premier”) began assembling the current property. The results of 1,629 drill holes were included in the 2016 feasibility study. A detailed chronological summary of the historical post-production work carried out on these mines since Premier’s acquisition is provided in Table 1.

Table 1: Summary of Post-Production Exploration Activity since Acquisition by Premier

Year	Company	Activity	Comments (1)
2009	Premier Gold Mines Limited	Diamond drilling (346 DDH = 91,802 m); overburden stripping with power washing, mapping and sampling	Diamond drilling program focused on the North Iron Formation area, Porphyry Hill area and East Pit Area; two areas were stripped (GP Zone and TAZ Zone)
2010	Premier Gold Mines Limited	Diamond drilling (279 DDH = 114,611 m); overburden stripping with power washing, mapping, and sampling; regional prospecting program	Three areas were stripped (East MacLeod, Headframe, and Portal Zones); diamond drilling focused on the same area as in 2009; main zones drilled were North, F, SP, NN, and K Discovery of the F2 and Z zones; new MRE and a supporting NI 43-101 technical report

Year	Company	Activity	Comments (1)
2011	Premier Gold Mines Limited	Diamond drilling (204 DDH = 107,413 m)	Diamond drilling program resulting in the expansion of the SP, F, P and K zones; discovery of the Tenacity South Zone; updated MRE and a supporting NI 43-101 technical report
2012	Premier Gold Mines Limited	Diamond drilling (125 DDH = 68,549 m)	Diamond drilling program focused on the Fortune, HGN and P Zones; updated MRE and supporting NI 43-101 technical report
2012/13	Premier Gold Mines Limited	Diamond drilling (153 DDH = 72,776.4 m) (from Oct. 31, 2012 to Aug. 9, 2013) (144 DDH = 66,606.7 m) (from Aug. 10, 2013, to Dec. 31, 2013	Updated MRE and supporting NI 43-101 technical report
2014	Premier Gold Mines Limited	Preliminary economic assessment	Using the consistent gold price of $1,250/oz and an exchange rate of CAD/USD 1.00:0.95, the Hardrock Project generates an NPV of C$518.70 million (discounted at 5%) and an IRR of 23.02% before taxes; and C$358.97 million (discounted at 5%) and an IRR of 19.02% after taxes.
2014	Premier Gold Mines Limited	38 DDH = 12,653,6 m) (from Jan. 01, 2014 to May 26, 2014)	Updated MRE and supporting NI 43-101 Technical Report
2015	Premier Gold Mines Limited	New NI 43-101 technical report	Formation of a 50/50 Partnership
2016	Premier Gold Mines Limited	Updated MRE and supporting NI 43-101 technical report	Feasibility Study
2018	Premier Gold Mines Limited	Updated MRE (not published)	RC Drilling 405 holes = 19,995 m, blasthole drilling 62 holes = 535 m
2019	Premier Gold Mines Limited	Resource update and project design work (this study)	Drilling 76 RC holes = 5,946 m, 54 DDH = 12,108 m
2022	Greenstone Gold Mines GP Inc.	RCGC Drilling 67 holes = 4,189 m, 56 DDH = 15,421 m	Internal Resource update (not published)
2023	Greenstone Gold Mines GP Inc.	As and S reviewed and creation of updated block models for these 2 attributes	Internal Block Models Updates (not published)
Sep 2022 to Jun 2024	Greenstone Gold Mines GP Inc.	RCGC: drilling 496 holes = 28,002 m	Data not used for the 2024 Mineral Resource update.
2024	Greenstone Gold Mines GP Inc.	Update gold prices, optimisation parameters and resource shells	Updated MRE and NI 43-101 Technical Report (this study)

Note:

1.

Unless specifically indicated as reported in a NI 43-101 technical report, all “resources” listed in the table are historical in nature and should not be relied upon. It is unlikely they conform to current NI 43-101 criteria or to CIM Definition Standards for Mineral Resources and Mineral Reserves dated May 19, 2014 (the “CIM Definitions”), and they have not been verified to determine their relevance or reliability. They are included in this section for illustrative purposes only and should not be disclosed out of context.

3. Geological Setting, Mineralization and Deposit Types

Geology

The Greenstone Mine lies within the granite-greenstone Wabigoon Subprovince of the Archean Superior Craton in eastern Canada. The Wabigoon Subprovince, averaging 100 km wide, is exposed for some 900 km eastward from Manitoba and Minnesota, beneath the Mesoproterozoic cover of the Nipigon Embayment, to the Phanerozoic cover of the James Bay Lowlands. The Wabigoon Subprovince can be subdivided into western greenstone-rich domains in the Lake of the Woods-Savant Lake and Rainy Lake Areas, a central dominantly plutonic domain, and an eastern greenstone-rich domain in the Beardmore-Geraldton Area.

The Hardrock property is located within the Beardmore-Geraldton Greenstone Belt that contains several narrow, east-west striking sequences of volcanic and sedimentary rocks of Archean age. The southern edges of these sequences are spatially related to the through-going, major structural discontinuities thought to be thrust faults that have imbricated the sedimentary sequences. In the Geraldton area, most of the gold mines and a number of gold showings occur within or proximal to the Bankfield-Tombill Deformation Zone (also known as the Barton Bay Deformation Zone), a zone of folding and shearing up to 1 km wide. The southern limit of the Bankfield-Tombill Deformation Zone is marked by the Bankfield-Tombill Fault, a zone of intense shearing up to 12 m wide.

In the immediate Geraldton area, the dominant rock types are clastic sediments (greywacke and arenite), oxide facies iron formations (“BIF”) and minor mafic metavolcanics. There are a number of younger intrusives, including an albite-rich porphyry unit (“Hardrock Porphyry”) that is spatially associated with much of the gold mineralization on the Hardrock, MacLeod-Cockshutt and Mosher mines. Significant gold mineralization is also often spatially associated with BIF. In the case of the Little Long Lac mine, gold mineralization is primarily hosted by an arkosic unit.

Gold mineralization occurs in a variety of host rocks and the style of mineralization is partly a function of the host rock. While the location and overall orientation of the orebodies appear to have been largely structurally controlled, the deformation of the orebodies has not been as intense as that of the host rocks. Nevertheless, there are areas where local folding and boudinage of mineralized veins is apparent. Additionally, there are strong secondary controls that influence the extent and intensity of gold mineralization, such as the competency contrast between host rocks (e.g., the Hardrock Porphyry and its contacts with either wacke or BIF) and the chemical character of the host rocks (e.g., oxide facies BIF being replaced by sulphides).

Intrusive rocks include the Hardrock Porphyry, diorite, gabbro, and diabase dykes. It is of interest that the Hardrock Porphyry seems to be sill-like in nature, even though it is tightly folded and the contacts between it and the sedimentary units are often highly deformed. The general scale and folding pattern of the porphyry very closely match the geometry of the conglomerate unit that occurs in the vicinity of the Hardrock and MacLeod-Cockshutt Mines.

Mineralization

Most mineralized occurrences in the Hardrock deposit area lie in a zone of deformation to the immediate north of, and genetically linked to, the Tombill-Bankfield Deformation Zone. This zone of deformation varies from 600 m to 100 m in total width, while the crush zone of the Tombill-Bankfield Fault proper ranges from metres to hundreds of metres in width. Gold mineralization is associated with D3 brittle shear zones and folds overprinting regional F2 folds. The plunge of the mineralized zones is parallel to F3 fold axes and to the intersection of D3 shear zones with F2 and F3 folds. On a sub province scale, regional folds cut by D3 dextral shear zones are promising targets for discovering the next generation of large gold deposits.

The interpretation of the mineralized zones by GMS is based on a litho-structural model developed by InnovExplo, but greatly simplifies the domains. As compared to the 2016 feasibility block model, some wide domains that encompassed significant amounts of internal dilution have been re- interpreted, such that higher-grade portions have been made more distinct. In the updated model, lithological domains and mineralized zones are located inside three areas.

The North Domain consists of a refolded (F3 overprinting F2) sequence of BIF and greywacke, with minor porphyry and gabbros. A Central Domain consisting mainly of an undifferentiated greywacke sequence and a mineralized portion of this greywacke, defined as the Mineralized Central Wacke, which are both likely sheared and folded. Three mineralized zones have been defined within the Central Domain to constrain zones of higher-grade gold mineralization inside the Mineralized Central Wacke. A South Domain is characterized by a tightly folded (F2) stratigraphic sequence. Five mineralized zones have been defined within the South Domain, in which gold mineralization appears primarily associated with the “main” anticline (Hardrock Anticline) and preferentially within both BIFs.

Zones which are categorized as quartz-carbonate stringer mineralization include F Zone, F2 Zone, A Zone, SP Zone, Central Zone and Tenacity Zone. Mineralization within these zones generally consists of a series of narrow, tightly asymmetrically folded gold-bearing quartz-carbonate stringers, which are usually attenuated, transposed and dislocated in hook-like segments. The stringers are accompanied by a gold-bearing quartz-sericite-pyrite (±arsenopyrite) alteration halo about the stringers. It is the accumulation of a number of stringers and associated alteration halos that constitutes the zones. Individual stringers and their associated alteration haloes within the mineralized zones are often high-grade with minute flecks and clusters of visible gold. Assay results of up to, and often greater than, 30 g/t Au are attainable from some stringers. Overall, zones having average grades of 4 g/t Au as individual stringers are too narrow and discontinuous to consider mining as separate higher-grade zones.

Zones that are categorized as sulphide replacement mineralization include the North 1, North 2 and North 3 zones, and the SP Zone. The nature of the mineralization within these zones is best understood from the historical work completed on the North 1 Zone. Mineralization within these zones occurs as variable pyrite, arsenopyrite and pyrrhotite replacement of iron oxide at the margins of quartz veins, within the hinge zones of folded BIFs. The auriferous sulphide replacement appears to have migrated outwards along the iron oxide bands from gold-bearing quartz-carbonate stringers occupying brittle axial planar tension fractures. This replacement mineralization yields grades of 7 g/t Au or greater.

Deposit Types

The gold ore bodies at the Greenstone Mine are one of the type examples for BIF-hosted gold deposits. The Greenstone Mine recognizes and presents the following subtypes: non-stratiform deposits and Greenstone-hosted quartz-carbonate vein deposits.

4. Drilling

Between May 26, 2014 and November 18, 2015, GGM added 157 diamond drill holes (“DDH”) on the Hardrock deposit for a total of 54,027 m. One DDH-MM043 – included in the 2014 MRE was also deepened, from 456 to 655 m, representing a total of 199 m of new metreage. Seventy-nine DDHs were re-sampled to add new assay results in the 2016 MRE. These holes represent a total of 8,733 m and 6,411 samples included in the 2016 Greenstone project database.

A collar re-survey campaign, using the Trimble RTK survey instrument, took place in the summer of 2014 for a total of 536 drill holes for which casing was found.

Since 2018, the site surveyor and geologists spotted the reverse circulation grade control (“RCGC”) and blastholes using a Trimble RTK system using the coordinates planned by GMS or GGM. In the event of unstable or poor ground access, the hole was moved a few metres. The drill is aligned to the proper azimuth and dip using a Reflex Astronomic Positioning System. Down-hole surveys were taken every 30 m in the diamond drill holes using a REFLEX EZ-GYRO instrument.

The 2018 RCGC and down-the-hole (blasthole) drilling campaigns were resource definition programs, designed to de-risk the project and focus on increasing the confidence level in the Mineral Resources in the initial years of production. The drilling took place on five key areas. Area 1 was not accessible due to flooding.

From May 24, 2018 to September 6, 2018, 405 RCGC drill holes, totaling 19,995 m, were completed on the Greenstone Property. The program targeted five areas defined by their geographic and lithological properties.

RCGC holes were planned 10 m apart north-south and 20 m apart east-west. On average, the RCGC holes were oriented true north or south and drilled within inclination -50 degrees to a depth of 50 m. The results obtained from the RCGC drilling program confirmed the continuity of grade in all areas. All RCGC material (chip trays from logging, rejects and representative samples) are stored on site in sea containers at GGM’s Magnet property.

Additionally, Epiroc Canada Inc. drilled 62 blastholes totaling 535 m. The program occurred concurrently with the RCGC drilling program and aimed to further increase the confidence in the Mineral Resources in the F Zone, headframe and Porphyry Hill area to test the performance and viability of blasthole drilling for the Hardrock deposit.

The blastholes were planned with a tighter spacing of approximately 6 m north-south and east-west. The blastholes were on average 10 m deep and drilled vertically.

The 2019 drilling program consisted of 76 RCGC drill holes totalling 5,946 m, of which 5,527 m were assayed, and 54 NQ size DDHs for 12,108 m, of which 10,470 m were assayed. These were resource-definition and grade-control programs designed to provide better definition in high-potential areas of the Hardrock deposit and to increase the confidence level in the Mineral Resource in the initial years of production.

RCGC holes were planned with a spacing of 20 m north-south and 20 m in the east-west. On average, the RCGC holes were 100 m deep and had a dip of -50 degrees, oriented true north or south. The 2019 drilling program outcomes are detailed below:

•	RCGC drilling was spatially limited to the SP Zone and F Zone to confirm grade continuity for benches 4 to 7.

•	70 m vertical (or 7 benches) were drilled at an average spacing of 20 x 20 m inside an area already drilled in 2018.

•	Diamond drilling intersected the majority of mineralized domains, and infilled gaps in the drill spacing in the central portion of the pit.

•	Grades in drilling compared well with block model grades predicted in a 2018 interim block model.

A significant drilling campaign was conducted during the winter of 2021/2022, targeting inferred blocks at depth and to the east of the pit design outlined in the 2019 feasibility study. Fifty-six diamond drill holes totalling 15,421 m, and 67 RC drill holes totalling 4,189 m were drilled.

GMS was retained to update the mineral resource block model for the Hardrock deposit, incorporating new drilling undertaken since the release of previous block model as part of the 2019 feasibility study. The scope of work for the 2022 block model update is described below:

•	Incorporate new drilling undertaken in 2021 in the eastern portion of the deposit.

•	Identify coherent zones of mineralization in the external grade shell domain to model manually to reduce the ratio of external grade shells to principal domains.

•	Update capped gold-grade estimate using a similar approach as 2019 MRE.

•	Update arsenic, sulphur, and total carbon model.

•	Update void model using information obtained from recent drilling.

•	Update lithology model, and use to recode bulk density.

The current MRE is based on these models. Small adjustments were made to the resource categorization using the latest surfaces. Those block models were filtered by the current topography, pit designs, whittle shells, and latest optimization parameters up to June 30, 2024.

Significant RCGC drilling campaigns were conducted since September 2022. The goal of these campaigns was to improve the final gold estimate of the mineralized zones to be mined inside the current open pit operation. In all, 496 RCGC holes totalling 28,002 m were drilled. Since the beginning of the operation a total of 18,255 vertical blastholes of 10 m length were sampled for gold. This information helped the grade-control department to better delineate additional mineralization outside of the main wireframes. RCGC and blasthole gold assays are not used in the current MRE.

During various visits to Greenstone, GMS reviewed drilling procedures, occasionally observed RC drilling, and inspected sampling and core storage facilities. Core recovery is excellent throughout the deposit, and recoveries from near-surface RC drilling were judged acceptable. Drilling methods (both diamond drilling and RC drilling) adhered to industry standard practices, and representative samples were obtained.

5. Sampling, Analysis and Data Verification

Laboratories

The Geraldton facility belonging to Activation Laboratories Ltd (“Actlabs Geraldton”) was used for the entire drilling and channelling programs. Actlabs Geraldton has received ISO 9001:2008 certification through Kiwa International Cert GmbH. Actlabs Geraldton was an independent commercial laboratory. GGM purchased the Geraldton facility from Actlabs Geraldton in March 2024 and has been operating it since.

All re-assaying of batches (pulps) was undertaken at Australian Laboratory Services (“ALS”) - Chemex in Thunder Bay. ALS-Chemex laboratory is part of the ALS Global Group and has ISO 9001 certification and ISO/IEC 17025 accreditation through the Standards Council of Canada. ALS-Chemex is an independent commercial laboratory.

Quality Control Sample Preparation by GGM

All Quality Assurance/Quality Control (“QC”) samples are prepared and bagged in advance by GGM personnel. The GGM employee in the core-cutting facilities places one half of the ticket into a bag with the sample and staples the other half to the box. One half of each QC sample ticket is placed in the appropriate type of control sample bag, which was prepared beforehand. A list of QC samples and their numbers/locations is posted on the wall in the core logging facility (core shack) and regularly updated by GGM personnel. Five to seven samples are placed in a rice bag and the contents identified on the outside of the bag. Each bag and its contents are recorded on a notepad and placed in a plastic holder once complete. These slips are picked up each morning by a GGM employee and recorded in an Excel spreadsheet. Once the batches are complete, GGM personnel deliver the bags to Actlabs Geraldton; no third party is involved in transportation.

Samples selected for analysis are sent in batches of 34. Each purchase order covers one batch of 34 samples, consisting of:

•	30 regular samples

•	1 field duplicate sample

•	1 field blank

•	1 Certified Reference Material (“CRM”) with a low gold value

•	1 CRM with a high gold value

As a QC check, Actlabs Geraldton adds a 35th sample to every field batch received – a coarse duplicate of the last regular sample (ie. the 30th sample), constituting a second pulp prepared from the reject. The quality of the reject is monitored to ensure that proper preparation procedures are used during crushing. For the fusion process, Actlabs Geraldton adds seven more QC samples (two analytical blanks, two CRMs and three pulp duplicates), bringing the fusible batch to 42. The pulp duplicates are necessary to ensure that proper preparation procedures are used during pulverization.

At Actlabs Geraldton, the maximum furnace charge of 42 samples ensures that GGM samples are not mixed with others.

Fire Assay Procedures (Actlabs Geraldton)

Samples (50 g each) are sent to the fire assay area, numbered and in order (usually 1 to 34+1). A rack of 42 crucibles is then labelled with an assigned letter code and numbered 1 to 42. The mixture is placed in a fire clay crucible. The mixture is then preheated to 850°C, intermediate at 950°C and finished at 1,060°C, with the entire fusion process lasting sixty minutes. The crucibles are then removed from the assay furnace and the molten slag (lighter material) is carefully poured from the crucible into a mould, leaving a lead button at the base of the mould. The lead button is then placed in a preheated cupel, which absorbs the lead when cupelled at 950°C to recover the gold (doré bead) + Au. The entire silver doré bead is dissolved in aqua regia and the gold content is determined by atomic absorption (“AA”) finish (1A2-50 code).

On each tray of 42 samples, there are two blanks, three sample duplicates and two CRMs – one high and one low (QC = 7 out of 42 samples).

All samples assaying grades over 5.0 g/t Au with AA were re-run with gravimetric finish to ensure accurate values. After the fire assay procedures, gold is separated from the silver in the doré bead by parting with nitric acid. The resulting gold flake is annealed using a torch. The gold flake remaining is weighed gravimetrically on a microbalance.

Fire Assay Procedures with Gravimetric or AA Finish (ALS-Chemex Thunder Bay)

The fire assay technique uses high temperature and flux to “melt” the rock and allows the gold to be collected. Lead formed from the reduction of litharge is traditionally used as the collecting medium for silver and gold. The test sample is intimately mixed with a suitable flux that will fuse at high temperatures with the gangue minerals present in the sample to produce a slag that is liquid at the fusion temperature. The liberated precious metals are scavenged by the molten lead and gravitate to the bottom of the fusion crucible.

Upon cooling, the lead button is separated from the slag and processed in a separate furnace for high-temperature oxidation (cupellation), where the lead is removed, leaving the precious metals behind as a metallic bead called a prill. Traditionally, this prill was then partially dissolved in nitric acid (parted) to remove silver and the remaining gold determined by weighing (gravimetry). Alternatively, the prill can be dissolved in a mixture of hydrochloric and nitric acid (aqua regia) and the concentration determined by spectroscopic methods.

For the AA finish method, a pulp sample is fused with a mixture of lead oxide, sodium carbonate, borax, silica and other reagents as required, then inquarted with 6 mg of gold-free silver and cupelled to yield a precious metal bead. The bead is digested in 0.5 mL dilute nitric acid in the microwave oven. The 0.5 mL concentrated hydrochloric acid is then added, and the bead is further digested in the microwave at a lower power setting. The digested solution is cooled, diluted to a total volume of 4 mL with de-mineralized water, and analyzed by AA spectroscopy against matrix-matched standards.

For the gravimetric finish method, a pulp sample is fused with a mixture of lead oxide, sodium carbonate, borax, silica and other reagents to produce a lead button. The lead button containing the precious metals is cupelled to remove the lead. The remaining gold and silver bead is parted in dilute nitric acid, annealed and weighed as gold. Silver, if requested, is then determined by the difference in weight.

At the ALS-Chemex laboratory, the batch size for all fire assay methods is 84, including six internal QCs. Therefore, 78 client samples can be taken per batch.

The maximum furnace charge of 78 client samples ensures that GGM samples are not mixed with others.

QP Conclusions

A statistical analysis of the QC data provided by GGM did not reveal any significant analytical issues. GMS is of the opinion that the sample preparation, analysis, QC and security protocols used for the Greenstone Mine follow generally accepted industry standards and that the data are of sufficient quality to be used for Mineral Resource estimation.

Data Verification

This section summarizes data verification procedures updated from the 2021 technical report, issued January 26, 2021. As the 2021 MRE database formed the basis for the 2024 MRE reporting, this information is valid and are described in the Greenstone Technical Report.

A new drilling database export was supplied to GMS on March 23, 2022. The previous database used by GMS was a patchwork of the original 2016 drilling database along with two subsequent drilling campaigns (separated into RC and DDH databases) which became cumbersome and difficult to work with. GMS excluded un-assayed geotechnical holes, blastholes, abandoned holes with redrills, and channels from the MRE, consistent with the 2019 approach. QC results were reviewed pertaining to the winter 2021–2022 drilling campaign with GGM geologists on site; no material issues were found. Any QC failures resulted in the reanalysis of the batch according to the GGM internal QC protocols.

Overall, the responsible qualified persons are of the opinion that GGM’s protocols for drilling, sampling, analysis, security, and database management meet industry standard practices. The 2022 and 2024 data verification process demonstrated the validity of the data and protocols for the Greenstone Mine. The responsible qualified persons consider the GGM database to be valid and of sufficient quality to be used for the Mineral Resource estimation.

6. Mineral Processing and Metallurgical Testing

The process design criteria have been established based on testwork results, GGM and vendor recommendations or requirements and industry practices.

Between 2011 and 2013, mineralogy, grindability, and gold recovery testwork was performed by SGS Lakefield Research Limited (“SGS Lakefield”) and McClelland Laboratories Inc. (“McClelland”). The SGS Lakefield testwork showed that the ore is composed mainly of quartz and plagioclase with minor amounts of pyrite and arsenopyrite; gold occurs mainly as native gold; the ore is in the category of medium hardness to moderately hard; a portion of the gold can be recovered by gravity concentration; and gold can be recovered to a bulk flotation concentrate. The subsequent McClelland testwork showed that gold recovery increased with finer grind size and was unaffected by cyanide concentration.

During the March 2014 preliminary economic assessment and 2016 feasibility study, additional testwork was carried out by SGS Lakefield, JKTech Pty Ltd. and FLSmidth. Primarily, high pressure grinding roll (“HPGR”) tests confirmed the ore amenability for high-pressure grinding, and facilitated equipment selection and operating cost estimation. Grindability, head grade determination, mineralogy, magnetic separation, gravity recovery, flotation, cyanidation, cyanide destruction, solid-liquid separation, and other tests were completed. Additional thickening and rheology testwork was carried out to determine the sizing and operating parameters of a pre-leach thickener.

The HPGR testing program included laboratory-scale tests to determine the amenability of the ore to HPGR milling and yield preliminary sizing data; abrasion tests to predict the service life of the rolls; and a large-scale pilot-plant test to size the equipment. Bond grindability testing was performed to evaluate the Ball Work Index reduction of the HPGR product compared to the feed. A detailed comminution trade off study recommended two-stage crushing followed by HPGR and ball milling over crushing followed by semi-autogenous milling and ball milling, to reduce throughput risk and increase energy efficiency.

In the detailed engineering phase, additional leach testwork was carried out on near-surface samples from the 2018 drilling campaign to characterize gold recovery, oxygen consumption, solid-liquid separation, and rheology.

A multivariate linear regression analysis was used to estimate gold recovery based on ore grade and mineralogical composition. The results of the cyanidation tests conducted on composites were used as the basis for the analysis. The residual gold grade from the cyanidation testwork was found to be highly correlated to the gold, arsenic, and sulphur head sample grades, and somewhat less on grind size. The gold recovery process consists of a crushing circuit (gyratory and cone), a grinding circuit (HPGR and ball mill), pre-leach thickening and cyanide leaching, a carbon in pulp (“CIP”) circuit, carbon elution and regeneration, electrowinning and gold refining, cyanide destruction and tailings disposal. The plant is designed to operate at a throughput of 27,000 t/d. The process operation schedule is 24 hours per day, 365 days per year, with an overall availability of 92%.

Gold production averages 389 koz for the first five years of production (commencing January 2025 to December 2029), with an average head grade of 1.36 g/t Au and an average metallurgical recovery of 90.8%. LOM production (commencing January 2025 to April 2039) averages 332 koz with an average head grade of 1.21 g/t Au and an average metallurgical recovery of 90.8%.

7. Mineral Resource and Mineral Reserve Estimates

Mineral Resource Estimates

Since the previous MRE was released in 2021, substantial drilling has been conducted and was successful in de-risking the MRE for the early years of production.

RCGC drilling on a 20 m (X) by 10 m (Y) spacing was undertaken in 2018, 2019, 2021 and 2022, targeting the first three benches of production, and partially tested an additional four benches in certain areas. In 2022, diamond drilling was undertaken in areas identified as requiring infill drilling and resulted in the validation of the new geological interpretation and confirmation of the grade continuity.

The in-pit Mineral Resources of the Hardrock deposit are constrained within the design pit using a cut-off grade of 0.30 g/t Au. In addition to in pit Mineral Resources, an underground MRE was estimated adjacent to and below the open pit using a 2.0 g/t Au cut-off grade. The open pit and underground Mineral Resources (exclusive of Mineral Reserves) are summarized in Table 2.

The MRE covers a corridor of the Hardrock deposit with a strike length of 5.7 km and a width of approximately 1.7 km, down to a vertical depth of 1.8 km below surface. Mineralized zones were interpreted in 3-D using Leapfrog GEO software based on a litho-structural model and the drill-hole database. The drill-hole database used in the estimate contained 462,540 sampled intervals from 738,232 m of diamond drilling in 1,846 holes, and 27,389 assay results from 30,183 m of RCGC drilling in 549 holes. Channel samples and blasthole samples were not used in the estimation.

Mineral Resources were estimated by applying a minimum true thickness of 3.0 m and using the grade of the adjacent material when assayed, or a value of zero when not assayed. High-grade capping on raw assay data was established on a per-zone basis. Compositing was conducted on drill-hole sections falling within the mineralized zones (composite = 2 m). Mineral Resources were estimated using 3-D block modelling and 3-pass Inverse Distance Cubed interpolation with high-grade restraining.

Mineral Resources were classified as Measured in areas within 15 m of the RCGC drilling, and as Indicated in areas where the maximum distance to drill-hole composites was less than 35 m for blocks interpolated in Passes 1 and 2 (using a minimum of two drill holes). Mineral Resources were classified as Inferred in remaining blocks interpolated during Passes 1 to 3. Lastly, all blocks in the underground Mineral Resource estimated in Pass 1 to 3 in the external grade shell domain (500, 501 and 506) were downgraded to Inferred category.

Table 2: Mineral Resource Estimate (Exclusive of Mineral Reserves) for Greenstone Mine

Category	In-Pit >0.3 g/t Au			Underground >2.0 g/t Au
	Tonnage (kt)	Gold Grade (g/t)	Contained Gold (koz)	Tonnage (kt)	Gold Grade (g/t)	Contained Gold (koz)
Measured	0	—	0	—	—	—
Indicated	19,008	1.21	738	10,959	4.20	1,480
M+I	19,008	1.21	738	10,959	4.20	1,480
Inferred	6,892	1.49	331	19,479	3.88	2,432

Notes:

1.	The Independent and Qualified Person for the MRE, as defined by NI 43-101, is Réjean Sirois, B.Sc., P.Eng., of GMS., and the effective date of the estimate is June 30, 2024.
2.	These Mineral Resources are not Mineral Reserves as they do not have demonstrated economic viability.
3.	Mineral Resources are presented exclusive of Mineral Reserves.
4.	In-pit results are presented undiluted within a merged surface of the pit optimization shell at $1,700/oz Au and the 2024 pit design.
5.	In-pit Mineral Resources are stated at a cut-off grade of 0.30 g/t Au.
6.	Underground Mineral Resources are presented undiluted and are defined as blocks below and adjacent to the 2024 pit optimization at a cut-off grade of 2.00 g/t Au.
7.	Any discrepancies in the totals are due to rounding effects.
8.	GMS is not aware of any known environmental, permitting, legal, title-related, taxation, socio-political, marketing, or other relevant issue that could materially affect the MRE.
9.

Whittle parameters reference mining cost: $1.97/t, Incremental bench cost ($/10 m bench): $0.03, Milling cost: $6.98/t, Royalty: 3.0%, general & administration (“G&A”): $3.31/t, Sustaining capital: $0.92/t, Gold price: $1,700/oz, Milling recovery: 91.1% and Exchange rate 1.28 CAD/USD.

GMS is not aware of any environmental, permitting, legal, title-related, taxation, socio-political, marketing or other relevant issue that could materially affect the MRE.

Mineral Reserve Estimate

The Mineral Reserve for the Greenstone Mine’s open pit is shown in Table 3.

Table 3: Greenstone Mine Open Pit Mineral Reserve Estimate

Category	Diluted Ore Tonnage (kt)	Gold Grade (g/t)	Contained Gold (koz)
Proven	6,817	1.16	255
Probable	137,846	1.23	5,445

Total P&P	144,662	1.23	5,700

Notes:

1.	CIM Definitions were followed for Mineral Reserves.

2.	Effective date of the estimate is June 30, 2024.
3.	Mineral Reserves are estimated at a cut-off grade of 0.30 g/t Au.
4.	Mineral Reserves are estimated using a long-term gold price of $1,550/oz and an exchange rate of 1.28 CAD/USD.
5.	A minimum mining width of 15 m was used.
6.	Bulk density of ore is variable but averages 2.78 t/m3.
7.	The average life-of-mine strip ratio is 5.5:1.
8.	Dilution factor is 17.2%.
9.	Numbers may not add due to rounding.

The Mineral Reserve estimate is consistent with the CIM Definitions and is suitable for public reporting. As such, the Mineral Reserves are based on Measured and Indicated Mineral Resources, and do not include any Inferred Mineral Resources. Indicated Mineral Resources were converted into Probable Mineral Reserves and Measured Mineral Resources into Proven Mineral Reserves. The Inferred Mineral Resources contained within the mine design are classified as waste.

Open pit optimization was conducted using Whittle software to determine the optimal economic shape of the open pit to guide the pit design process. The Mineral Reserve estimate includes a 17.2% mining dilution factor and a 1.2% ore loss factor.

8. Mining Operations

Mining is being carried out using conventional open pit techniques with 10 m benches. An Owner-mined operation is in place, with hydraulic shovels and mining trucks, including outsourcing of certain support activities such as explosives manufacturing and blasting.

Production drilling of the 10 m benches is performed by blasthole drill rigs with both rotary and down-the-hole drilling capability. Blastholes are loaded with bulk emulsion. The majority of the loading in the pit is carried out by two 29 m3 hydraulic face shovels, one 15m3 hydraulic excavator, and one 30 m3 front-end wheel loader. Haulage is performed with a combination of 224-tonne (Caterpillar 793-08) and 216-tonne (Caterpillar 793F) mine haul trucks. The presence of historical underground stopes was considered when designing the pit, mainly for the voids in the F Zone. Most of the other underground openings are backfilled with sand fill or rock fill.

Mining of the Hardrock pit will occur in five main phases. Waste rock will be disposed of in four distinct waste dumps with three located around the pit and one further to the south. The open pit generates 788.6 Mt of overburden and waste rock (inclusive of historical tailings and underground backfill) over the life of mine (“LOM”) for an average LOM strip ratio of 5.5:1.

The LOM plan provides 15 years of mine production (from the third quarter of 2024 to the second quarter of 2039). Annual mine material movement peaks at 72 Mt in 2025 and is maintained for 10 years until 2034. Material movement gradually declines from 2035 until the end of the mine life in 2039. The maximum processing plant production targets 27,000 t/d (9.86 Mt/a), which is achieved in 2025 and is sustained until 2038.

9. Processing and Recovery Operations

The plant will ramp up to the nameplate capacity of 27,000 t/d in approximately one year (grind size of P80 90 µm). The grinding circuit includes an HPGR, two identical ball mills and two identical gravity concentrators. The mill operation schedule is 24 h/d, 365 d/a with an overall availability of 92%. Crushing plant and processing plant equipment design factors allow for a margin of error in the sizing of the equipment. The key general process design criteria are presented in Table 4.

Table 4: Key General Process Design Criteria

Parameter	Units	Value
Throughput – Design	t/a	9,855,000
Throughput – Design	t/d	27,000
Throughput – Design	t/h	1,223
Design Grind Size (P80)	µm	90
Crusher Utilization	%	67
Process Plant Availability	%	92
Operating Time	d/a	365
Operating Time – Concentrator	h/d	24
Au Feed Grade – Average	g/t	1.34
Au Feed Grade – Design	g/t	2.10
Ore Moisture	%	3.0
Ore Specific Gravity	–	2.81
Gold Recovery	%	91.0
Elution Vessel Capacity	t	10
Crushing Plant Equipment Design Factor	%	20
Process Plant Equipment Design Factor	%	10

The gold recovery process for the Greenstone Mine consists of a crushing circuit (primary gyratory and secondary cone); an HPGR and ball mill grinding circuit with gravity recovery; pre-leach thickening; cyanide leaching, CIP adsorption; elution and regeneration; electrowinning and refining; cyanide destruction; and tailings deposition.

The service areas include reagent preparation, compressed air, oxygen plant and sulphur dioxide storage and distribution. The water management system covers all the fresh, reclaim, process, potable, fire and gland-water storage and pumping. An on-site sewage treatment plant processes domestic wastewater, discharging to the environment. Tailings reclaim and collected contact water will be used for process water, with excess contact water treated and discharged to the environment.

10. Infrastructure, Permitting and Compliance Activities

Infrastructure

General

The Greenstone Mine is within a district that is host to numerous mines and processing facilities and has access to good transportation and regional mining-related infrastructure. The Greenstone Mine is near the Trans-Canada Highway 11, TransCanada PipeLines Limited Canadian Mainline (“TCPL Mainline”) natural gas pipeline, a Hydro One electrical substation, and the town of Geraldton hosts a municipal airport, which has a 1,500 m runway capable of accommodating small charter aircraft. Geraldton has its own potable water treatment system and water distribution network.

The general infrastructure to support mining and processing activities includes:

•	Site access and haul roads

•	Workshop and maintenance facility

•	Warehousing for spare parts and reagents

•	Administration building, including a dry facility, gatehouse and parking area

•	Explosive reagent storage

•	Fuel storage and distribution

•	Recycling and sorting facility

•	Potable water and sewage systems

•	Fire water systems

•	Site security and fencing.

A length of Trans-Canada Highway 11, a Hydro One 115 kV station, and a Ministry of Transportation Ontario patrol station were relocated to allow development of the Mine. Existing infrastructure within the footprint of the property limits that will need to be relocated in the future includes:

•	Ontario Provincial Police Station

•	Historical MacLeod and Hardrock tailings (portions covering the open pit mine).

The existing Hydro One grid is insufficient for powering the processing facilities and associated infrastructure. A 65 MW natural gas-fired power plant was constructed, with a designed capacity of 46.5 MW, which includes a pipeline originating from the existing TCPL Mainline pipeline directly to the site power plant.

Water Management

Two types of effluents will be generated during Greenstone Mine activities: mine effluent and sanitary effluent. The water quality standards applicable to mine effluent are defined in the applicable Environmental Compliance Approvals (“ECA”) and Federal Metal and Diamond Mining Effluent Regulations (“MDMER”) Effluent Criteria. The ECAs identify discharge locations and quality criteria for both mine and sanitary effluents discharging to the Southwest Arm of Kenogamisis Lake which are protective of the receiving environment. The effluent criteria meet and exceed MDMER criteria at the end of the pipe and the Provincial Water Quality Objectives for parameters are met within a small mixing zone in the receiving waterbody.

Collected mine water, surface runoff water and underground workings water will be directed through various runoff and seepage collection ponds to the centralized mine water Collection Pond M1, which is designed to provide buffer flows for mill make-up water, with excess water sent to the effluent water treatment plant for treatment prior to discharge to the Southwest Arm of Kenogamisis Lake. A seepage collection system was installed to manage seepage from the historical Macleod tailings. Surface water runoff from the exterior of the tailings management facility (the “TMF”) dams and any seepage through the dams or foundations is collected in a series of ponds and pumped back into the TMF reservoir for reuse in processing.

Tailings Management Facility

The TMF is a series of constructed dams with a final maximum height of 35 m and crest length of approximately 7,400 m. The TMF is currently designed to receive approximately 145 million tonnes (Mt) of mill and historical tailings at an average dry density of 1.34 t/m3. A cyanide destruction system is used to process all tailings water before it is sent to the TMF. An allowance has been made within the TMF to store the historical tailings and contaminated soils being relocated from the open pit area.

The TMF dams are and will continue to be constructed primarily using waste rock from mining operations. The dams will be constructed in stages and in the downstream direction. Construction of the TMF starter dams was completed in 2023. The first (Stage 1) dam raise will be completed in 2024 to a crest elevation of 344 m, and the planned ultimate crest elevation will be 365 m.

Tailings geochemistry indicates that less than 10% of the ore is considered potentially acid generating. This amount will be reduced through oxidization during ore processing, thereby reducing the overall acid rock drainage potential for the tailings.

Tailings are deposited in the TMF from the dam crests as a conventional slurry to produce a wide exposed beach. This beach will displace the tailings pond away from the dams towards natural ground along the western edge of the facility to enhance long-term dam stability. A barge-mounted pump system, located near the north side of the TMF, reclaims water from the TMF pond and pumps it back to the processing plant.

Closure of the TMF involves lowering of the spillway and vegetating the exposed tailings beaches. Runoff from the pond, when deemed suitable for discharge to the environment, will be directed through the spillway.

Permitting and Compliance

Environmental baseline studies were conducted for the Greenstone Mine between 2013 and 2021 and were used to identify environmental constraints during the development of layouts and designs for the Greenstone Mine. This environmental baseline was the basis for determining incremental changes and predicting environmental effects associated with the Mine.

A final environmental impact statement / environmental assessment (“EIS/EA”) was completed and a Notice of Approval was issued by the provincial regulatory agency and a Decision Statement was issued by the federal regulatory agency. GGM submitted a Closure Plan and Financial Assurance to the Ministry of Mines, which received approval on March 30, 2021. Since approval of the initial closure plan, GGM has filed two amendments, one in December 2023 and another in August 2024 to account for detailed design and to address measures implemented to mitigate erosion of the Goldfield Creek diversion channel.

The results of the final EIS/EA, including implementing the identified mitigation measures, supports the conclusion that the Greenstone Mine will not cause significant adverse environmental effects. Since completing the final EIS/EA, GGM has completed slight modifications of Greenstone Mine components, which form the basis for the final mine plan used for the Greenstone Technical Report. Active consultation with stakeholders (community members, agencies and interested parties) and Indigenous communities has been undertaken throughout Greenstone Mine planning, permitting, and detailed engineering and will continue through operation and closure of the Greenstone Mine.

GGM has established Long Term Relationship Agreements with five local Indigenous communities. The agreements establish increased clarity regarding GGM’s ability to develop the Greenstone Mine and the Indigenous communities’ opportunity to benefit from future mining opportunities in the region, including the potential to extend the life of the Greenstone Mine.

The GGM Indigenous Relations team meets regularly with local Indigenous communities discussing employment, training, and procurement opportunities through the Implementation Committee (“IC”). The IC comprises members of each of the partnering communities and provides an ongoing forum for communication and co-operative measures for supporting Indigenous participation levels in the Mine. This provides an avenue for community members to voice concerns or questions they may have and to receive feedback from GGM.

The Environmental Sub-Committee (“EAS”) reports to the IC and provides a forum for timely review and consultation and comment on Project Approvals and Environmental Mitigation & Monitoring Plans. The EAS considers and recommends appropriate testing, studies, or programs. Five Environmental Technicians from Aroland First Nation, Animbiigoo Zaagi’igan Anishinaabek, Ginoogaming First Nation, Long Lake #58 First Nation, and Métis Nation of Ontario actively participate in the daily operation of the GGM Environmental Department.

11. Capital and Operating Costs

Capital Costs Estimates

The non-sustaining capital cost is shown in Table 5 and is estimated to be $318.4 million for the LOM operating period.

Table 5: Non-Sustaining Capital Cost LOM Summary

Capital Cost – Non-Sustaining	Total Cost ($M)
Building and Infrastructure	3.5
Machinery and Equipment	5.8
Non-Sustaining – Leased Equipment	232.2
Project Carryover	51.0
Capitalized Development	25.9

Total Cost	318.4

Major items included in the non-sustaining capital include the relocation cost of the Ontario Provincial Police station, the payment for the off-site laboratory purchase (located in Geraldton), the purchase of the seventh gas-powered generator, all the lease payments for the mining fleet, the cost of the MacLeod Township demolition, and the rehabilitation work for the Goldfield Creek diversion.

The sustaining capital cost is shown in Table 6 and is estimated to be $608.8 million for the LOM operating period.

Table 6: Sustaining Capital Cost LOM Summary

Capital Cost – Sustaining	Total Cost ($M)
Buildings, Infrastructure and Hardware/Software	47.6
Machinery and Equipment	45.1
Major Capital Repairs	313.0
Tailings Management Facility Expansions	138.2
Mining Fleet Equipment Purchase	64.9

Total Cost	608.8

Major items included in the sustaining capital include major capital repairs for the mining fleet, TMF expansions, new mining fleet equipment purchases, a new camp accommodation area, and strategic spares for the processing plant.

In addition, a portion of the major waste-stripping costs for the open pit is capitalized. If the waste stripping volume in any quarterly period is greater than the waste-stripping level of the overall average LOM stripping ratio, then it is considered as capitalized stripping. The total LOM capital stripping is $338 million.

Operating Costs Summary

Operating costs are summarized in Table 7. The operating costs include mining, processing and G&A. The average operating cost is $845/oz Au or $30.22/t milled over the LOM operating period.

Table 7: Operating Costs Summary

Category	Total Costs ($M)	Unit Cost ($/t milled)	Cost per oz ($/oz)
Mining	2,512	17.36	485
Processing	1,076	7.44	208
G&A	784	5.42	152

Total Operating Costs	4,372	30.22	845

The average mining cost during operations is estimated at $2.70/t mined including re-handling costs. The mining costs are lower than average during the early years and increase with increased haulage distances and pit deepening, in the later years. This operating cost estimate excludes capital repairs which treated as sustaining capital.

12. Exploration, Development, and Production

Exploration

GGM did not undertake any significant exploration work in 2023 and there are no plans to undertake any exploration work in 2024.

Development

In October 2021, the Company announced groundbreaking for full-scale construction of Greenstone with a construction budget of $1.255 million (100% basis) (at a rate of USD:CAD 1.25). Construction was funded on a pro rata basis with Equinox Gold funding 60% and Orion Resource Partners funding 40%.

At December 31, 2023, $1,210 million (99%) of the $1.225 million construction budget had been spent (100% basis). Construction of the process plant was effectively complete and initial commissioning had commenced. All other site facilities, including the TMF, had been completed and handed over to the operations team by year end.

Commissioning activities continued during the second quarter of 2024. Ore was introduced into the system on April 6, 2024 and first gold pour was achieved on May 22, 2024. Process plant facilities were turned over to the operations team and the construction team demobilization activities were substantially complete by June 30, 2024. Ramp-up of the plant is progressing as expected.

Production

Greenstone’s 2024 production guidance is 175,000 to 205,000 ounces of gold, with cash costs of $690 to $790 per ounce and AISC of $840 to $940 per ounce. 2024 Guidance for Greenstone includes all ounces expected to be produced during the pre-commercial production and commercial production periods. 2024 cash costs per ounce and AISC per ounce guidance figures are the expected costs of gold production after commercial production is achieved. See “Non-IFRS Measures” in this prospectus and in the Q2 MD&A.

RISK FACTORS

Investing in our securities involves a high degree of risk. In addition to the other information included, or incorporated by reference in this prospectus or any applicable prospectus supplement, you should carefully consider the risks described below before purchasing our securities. If any of the following risks actually occur, our business, financial condition, results of operations and prospects could materially suffer. As a result, the trading price of our securities, including our Common Shares, could decline, and you might lose all or part of your investment. The risks set out below are not the only risks we face; risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, results of operations and prospects. You should also refer to the other information set forth or incorporated by reference in this prospectus or any applicable prospectus supplement, including the risk factors identified in the Annual Information Form, the Annual MD&A, the Q2 MD&A, our consolidated financial statements and related notes and technical reports and any subsequently filed documents incorporated by reference. A prospective investor should carefully consider the risk factors set out below along with the other matters set out or incorporated by reference in this prospectus.

Risks Related to the Business of the Company

Funding and Global Economy Risk

There is a risk that cash flow from operations will be insufficient to meet current and future obligations and fund development and construction projects, and that additional outside sources of capital will be required. The volatility of global capital markets has generally made the raising of capital by equity or debt financing more difficult. The Company will be dependent upon capital markets to raise additional financing in the future. As such, the Company is subject to liquidity risks in meeting its operating expenditure requirements and future development cost requirements in instances where adequate cash positions are unable to be maintained or appropriate financing is unavailable.

The Company seeks to manage its liquidity risk through a rigorous planning, budgeting and forecasting process to help determine the funding requirements to support its current operations, development and expansion plans. However, the factors described above may impact the ability to raise equity or obtain loans and other credit facilities in the future and on terms favourable to the Company, or at all. If these levels of volatility persist or if there is an economic slowdown, the Company’s operations, the Company’s ability to raise capital and the trading price of the Company’s securities could be adversely impacted.

As the Company’s operations expand and reliance on global supply chains increases, geopolitical risks may have a sizeable and unpredictable impact on the Company’s business, financial condition, and operations. Events influencing geopolitical risks, including conflicts in Europe and the Middle East, have resulted in economic and supply chain disruptions and significant uncertainty. Should existing conflicts in Europe and the Middle East expand, or other geopolitical disputes, conflicts or pandemics emerge, this could result in material adverse effects to the Company.

Gold Price Risk

The profitability of the Company is, in part, related to the market price for gold. A decline in the market price for gold could negatively impact the Company’s future operations. Gold prices are affected by various forces beyond Equinox Gold’s control, including global supply and demand, interest rates, exchange rates, inflation or deflation and the political and economic conditions of major gold producing countries. The price of gold has fluctuated widely in recent years, and future price declines could cause continuous development of, and commercial production from, Equinox Gold’s properties to be uneconomic. Future production from Equinox Gold’s mining properties is dependent on gold prices that are adequate to make these properties economically viable.

During the six months ended June 30, 2024, the Company took measures to ensure a minimum gold price for a percentage of its gold production to help manage cash flow variability and entered into gold collar contracts with a weighted average put and call strike price of $2,139 and $2,806, respectively, per ounce for a total notional quantity of 367,996 ounces over the period from February 2024 to June 2026.

At June 30, 2024, the Company had 327,996 total ounces remaining under its outstanding gold collar contracts to be settled as follows:

Ounces Remaining		Put options’ weighted average strike price	Call options’ weighted average strike price
Within 1 year	1-2 years
288,000	39,996	$2,156	$2,880

The contracts provide the Company with more certainty regarding revenue over the hedged period. However, there is a risk the Company will not benefit from increases in cash flow on the hedged ounces if the gold price exceeds the upper limit of the collars during the term of the contracts.

Production and Cost Estimates

Equinox Gold prepares forecasts of future production that are estimates based on interpretation and assumptions, and actual production may be less than estimated. Equinox Gold’s ability to achieve its production forecasts is subject to several risks and uncertainties, including the accuracy of Mineral Reserve and Mineral Resource estimates, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions, physical characteristics of ores, the accuracy of estimated rates and costs of mining and processing, and the receipt and maintenance of permits.

Equinox Gold prepares estimates of operating costs and/or capital costs for each operation and project. The Company’s actual costs may vary from estimates and are dependent on several factors, including, but not limited to:

•	the price of gold and by-product metals;

•	the exchange rate between the United States dollar (“USD”), Mexican Peso (“MXN”), Brazilian Real (“BRL”); and Canadian dollar (“CAD”);

•	production levels;

•

increases in operating costs due to inflationary cost pressures, changes in the cost of fuel, power, materials, and other inputs used in mining operations, changes in costs due to supply chain disruptions, equipment limitations, or government intervention through stimulus spending or additional regulations;

•	the availability and costs of skilled labor and specialized equipment;

•	the availability and cost of appropriate processing and refining arrangements and related smelting and refining charges;

•	royalties; and

•	the timing and cost of construction and maintenance activities.

The Company’s inability to manage costs may impact, among other things, future development decisions, which could materially and adversely affect the Company’s business, financial condition, and results of operations.

Uncertainty of Mineral Reserve and Mineral Resource Estimates

The Mineral Reserves and Mineral Resources published by Equinox Gold are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Mineral Reserves could be mined or processed profitably. There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources, including many factors beyond Equinox Gold’s control. Such estimation is a subjective process, and the accuracy of any Mineral Reserve or Mineral Resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to Mineral Reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any accounting period. In addition, there can be no assurance that metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Fluctuation in commodities prices, results of drilling, metallurgical testing and production and the evaluation of mine plans after the date of any estimate may require revision of such estimates. Any material reductions in estimates of Mineral Reserves and Mineral Resources, or of Equinox Gold’s ability to extract these Mineral Reserves, could have an adverse effect on Equinox Gold and its business, results of operations and financial position. Inferred Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability and have a great amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility to mine. A significant amount of exploration work must be completed to determine if an Inferred Mineral Resource may be upgraded to a higher category.

Community Action

Communities and non-governmental organizations (“NGOs”) are increasingly vocal and active with respect to mining activities at or near their communities. Some communities and NGOs may take actions that could have an adverse effect on the Company’s operations and reputation, such as commencing lawsuits and establishing blockades that prevent access to the Company’s operations or restrict the delivery of supplies and personnel. In certain circumstances, such actions could ultimately result in the cessation of mining activities and the revocation of permits and licenses. Mining activities at Los Filos were disrupted in each of 2020, 2021 and 2022 because of community blockades and the Company has had short-term disruptions at some of its Brazil operations in 2022 and 2024.

Equinox Gold has initiated various programs to enhance its community engagement processes, maintain industry standard social and environmental practices, and reinforce the Company’s commitment to the safety and health of its workforce and surrounding communities. There is no assurance, however, that its efforts will be successful at mitigating all impacts of community actions on the Company’s operations, and the Company may suffer material negative consequences to its business.

Property Commitments

The properties held by Equinox Gold may be subject to various land payments, royalties and/or work commitments. Failure by Equinox Gold to meet its payment obligations or otherwise fulfill its commitments under these agreements could result in the loss of related property interests.

In Mexico, while mineral rights are administered by the federal government through federally issued mining concessions, surface rights over the land located in the mining concessions may be owned by third parties, including Ejidos or Bienes Comunales (communally held land):

a)

The Company has secured the surface rights necessary to operate Los Filos through written agreements with one Ejido and two Bienes Comunales, as well as with individual members of the Ejido. These agreements are the subject of current dialogue between the various parties. If these discussions do not result in mutually acceptable renegotiated terms, particularly with respect to the payments made by the Company to operate on such lands, the Company will re-evaluate the current operation and may elect to cease operations indefinitely or until such time as new agreements are in place;

b)

Various land access agreements have been entered into with local communities and individuals whose properties include the areas occupying Los Filos mine operations. As described above, these agreements are the subject of current dialogue between the various parties; and

c)	In addition, pursuant to social collaboration agreements with each of the communities Equinox Gold provides benefits such as improvements to communal infrastructure or spending in educational and social support. The Company occasionally receives additional requests and complaints from the communities relating to such commitments. If the Company is unable to address such additional requests or satisfactorily renegotiate terms, it may result in protests, blockades, or other forms of public expression against Equinox Gold’s activities and may have a negative impact on Equinox Gold’s reputation and operations.

Financial Instrument Risk Exposure

The Company is exposed in varying degrees to a variety of financial instrument related risks. The board of directors of Equinox Gold (the “Board”) approves and monitors the risk management process, which includes the following:

Market Risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices comprise three types of risk: commodity price risk; interest rate risk and currency risk. Financial instruments affected by market risk include cash and cash equivalents, accounts receivable, marketable securities, reclamation deposits, accounts payable and accrued liabilities, debt and derivatives.

The Company holds investments in marketable securities. The fair values of investments in marketable securities are based on the closing share price of the securities at the reporting date. A 10% increase in the applicable share prices would have resulted in a decrease of $8.0 million in the Company’s other comprehensive loss for the year ended December 31, 2023. A 10% decrease in the applicable share prices would have resulted in an increase of $8.0 million in the Company’s other comprehensive loss.

Debt and Liquidity Risk

Equinox Gold must generate sufficient internal cash flows and/or be able to utilize available financing sources to finance its growth and sustain capital requirements. If the Company does not realize satisfactory sale prices for the gold doré produced from its gold mining operations, or if there are significant delays to when the Company’s growth projects are completed and/or their capital costs were to be significantly higher than estimated, these events could have an adverse effect on Equinox Gold’s business, results of operations and financial position and the Company could be required to raise significant additional capital through the capital markets and/or incur significant borrowings to meet its capital requirements. These financing requirements could result in dilution to existing Equinox Gold shareholders and could adversely affect the Company’s ability to access the capital markets in the future.

The Company has a $700 million revolving credit facility (the “Revolving Credit Facility”) available for general corporate purposes. The Revolving Credit Facility also provides for an uncommitted accordion feature which permits the Company to request an increase in the principal amount of the facility by up to $100 million. On May 13, 2024, in connection with the Acquisition, the Company amended its Revolving Credit Facility to include a $500 million non-revolving term loan (the “Term Loan”) with a maturity date of May 13, 2027. At June 30, 2024, the carrying amounts of the Revolving Credit Facility and the Term Loan were $588.8 million and $489.0 million, respectively. In addition, the Company has issued the following convertible notes: $139.7 million due October 12, 2024 convertible at $5.25 per Common Share; $139.3 million due September 10, 2025 convertible at $6.50 per Common Share, and $172.5 million due October 2028 convertible at $6.30 per Common Share. The Company’s ability to make scheduled payments on the Revolving Credit Facility, the Term Loan and any other indebtedness will depend on its financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond its control. There is no guarantee that additional funding will be available for the development of projects or to refinance existing corporate and project debt. There may be an inability to complete planned investment on the proposed terms or at all due to delays in obtaining or inability to obtain consent of lenders or to execute intercreditor agreements or obtain required regulatory and exchange approvals.

Liquidity risk is the risk that Equinox Gold will not be able to meet its financial obligations as they become due, including, among others, debt repayments, interest payments and contractual commitments. Equinox Gold is also exposed to interest rate risk on variable rate debt. If Equinox Gold’s cash flows and capital resources are insufficient to fund its debt service obligations, Equinox Gold could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance indebtedness, including indebtedness under its Revolving Credit Facility. Equinox Gold may not be able to implement any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternatives may not allow Equinox Gold to meet its scheduled debt service obligations.

In addition, a breach of debt covenants to third parties, including the financial covenants under the Revolving Credit Facility or Equinox Gold’s other debt instruments from time to time, could result in an event of default under the applicable indebtedness. Such a default may allow the relevant lenders to impose default interest rates or accelerate the related debt, which may result in the acceleration of any other debt to which a cross acceleration or cross default provision applies. In the event a lender accelerates the repayment of Equinox Gold’s borrowings, Equinox Gold may not have sufficient assets to repay its indebtedness.

The Revolving Credit Facility, Term Loan and other debt instruments contain several covenants that impose significant operating and financial restrictions on Equinox Gold and may limit Equinox Gold’s ability to engage in acts that may be in its long-term best interest. In particular, the Revolving Credit Facility and Term Loan restrict the Company’s ability to dispose of assets, to make dividends or distributions, to incur additional indebtedness, or to grant security interests or encumbrances. As a result of these restrictions, Equinox Gold may be limited in how it conducts its business, may be unable to raise additional debt or equity financing, or may be unable to compete effectively or to take advantage of new business opportunities, all of which may affect Equinox Gold’s ability to grow in accordance with its strategy.

Further, Equinox Gold’s maintenance of substantial levels of debt could adversely affect its financial condition and results of operations and could adversely affect its flexibility to take advantage of corporate opportunities. Substantial levels of indebtedness could have important consequences to Equinox Gold, including:

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limiting Equinox Gold’s ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements, or requiring Equinox Gold to make non-strategic divestitures;

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requiring a substantial portion of Equinox Gold’s cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes;

•	increasing Equinox Gold’s vulnerability to general adverse economic and industry conditions, which could affect the Company’s ability to operate its mines effectively, or at all;

•	exposing Equinox Gold to the risk of increased interest rates for any borrowings at variable rates of interest;

•	limiting Equinox Gold’s flexibility in planning for and reacting to changes in the industry in which it competes;

•	placing Equinox Gold at a disadvantage compared to other, less leveraged competitors; and

•	increasing Equinox Gold’s cost of borrowing.

Share Price Fluctuation

Securities markets have experienced a high degree of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations that have not necessarily been related to the companies’ operating performance, underlying asset values or prospects. There can be no assurance that these kinds of share price fluctuations or lack of liquidity will not occur in the future, and if they do occur, the Company does not know how severe the impact may be on Equinox Gold’s ability to raise additional funds through the issuance of equity or other securities. If Equinox Gold is unable to generate adequate revenues or obtain the financing required to successfully operate its mines and complete its development projects, as envisioned, any investment in Equinox Gold may be materially diminished in value or lost.

Foreign Currency Risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments, in functional currency terms, will fluctuate because of changes in foreign exchange rates. The Company’s functional currency is USD. The Company is exposed to currency risk on transactions, investments and balances denominated in currencies other than USD, principally BRL, MXN and CAD expenses and CAD investments. Greenstone is exposed to currency risk on transactions and balances denominated in USD.

The following table summarizes the Company’s exposure to currency risk arising from financial assets and financial liabilities denominated in foreign currencies:

At December 31, 2023 (000’s)	BRL	MXN	CAD	USD
Financial assets	$23,043	$281	$103,038	$19,908
Financial liabilities	(89,042)	(38,348)	(12,682)	(48,284)

	$(65,999)	$(38,067)	$90,356	$(28,376)

At December 31, 2022 (000’s)	BRL	MXN	CAD	USD
Financial assets	$14,638	$244	$119,406	$8,776
Financial liabilities	(68,172)	(28,365)	(10,159)	(24,572)

	$(53,534)	$(28,121)	$109,247	$(15,796)

Based on the above foreign currency denominated financial assets and financial liabilities at December 31, 2023, excluding the effect of foreign exchange contracts, the potential weakening in foreign currencies against the USD and the USD against CAD at such date, assuming all other variables remained constant, would have resulted in the following increase (decrease) in the Company’s net income during the year ended December 31, 2023:

2023 (000’s)
BRL – 10%	$4,818
MXN – 20%	$5,558
CAD – 10%	$(6,596)
USD – 10%	$2,302

In accordance with its foreign currency exchange risk management program, the Company uses foreign exchange contracts to manage its exposure to currency risk on expenditures in BRL, MXN and CAD, which are accounted for as derivative financial instruments. At December 31, 2023, a 10%, 20%, and 10% weakening in the BRL, MXN and CAD, respectively, against the USD would have resulted in a decrease of $1.7 million in the fair value of the foreign currency net derivative asset and decrease in the Company’s net income during the year ended December 31, 2023. A 10%, 20% and 10% strengthening in the BRL, MXN and CAD, respectively, against the USD would have resulted in an increase of $2.4 million in the fair value of the foreign currency net derivative asset and increase in the Company’s net income during the year ended December 31, 2023.

The BRL and MXN have experienced frequent and substantial variations in relation to the USD and other foreign currencies during the last decades. Depreciation of the BRL and MXN against the USD could create inflationary pressures in Brazil and Mexico and cause increases in interest rates, which could negatively affect the growth of the Brazilian and Mexican economy as a whole and harm the Company’s financial condition and results of operations. On the other hand, appreciation of the BRL and MXN relative to the USD and other foreign currencies could lead to a deterioration of the Brazilian and Mexican foreign exchange denominated current accounts (net), as well as dampen export-driven growth. Depending on the circumstances, either depreciation or appreciation of the BRL or MXN could have an adverse effect on the relevant country’s economy.

Foreign Operations

Equinox Gold conducts mining, processing, development, exploration, and other activities through subsidiaries in foreign countries, including the United States, Mexico and Brazil. Mining activities are subject to the risks normally associated with any conduct of business in foreign countries including:

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expropriation, nationalization, and the cancellation, revocation, renegotiation, or forced modification of existing contracts, permits, licenses, approvals, or title, particularly without adequate compensation;

•	changing political and fiscal regimes, and economic and regulatory instability;

•	unanticipated adverse changes to laws and policies, including those relating to mineral title, royalties and taxation;

•	delays or inability to obtain or maintain necessary permits, licenses or approvals;

•	opposition to mine projects, which include the potential for violence, property damage and frivolous or vexatious claims;

•	restrictions on foreign investment;

•	unreliable or undeveloped infrastructure;

•	labor unrest and scarcity;

•	difficulty obtaining key equipment and components for equipment;

•	regulations and restrictions with respect to imports and exports;

•	high rates of inflation;

•	extreme fluctuations in currency exchange rates and restrictions on foreign exchange, currencies and repatriation;

•	inability to obtain fair dispute resolution or judicial determinations because of bias, corruption or abuse of power;

•	abuse of power of foreign governments who impose, or threaten to impose, fines, penalties or other similar mechanisms, without regard to the rule of law;

•	difficulties enforcing judgments, particularly judgments obtained in Canada or the United States, with respect to assets located outside of those jurisdictions;

•	difficulty understanding and complying with the regulatory and legal framework with respect to mineral properties, mines and mining operations, and permitting;

•	violence and the prevalence of criminal activity, including organized crime, theft and illegal mining;

•	civil unrest, terrorism and hostage taking;

•	military repression and increased likelihood of international conflicts or aggression;

•	restriction on the movements of personnel and supplies as the result of pandemics; and

•	increased public health concerns.

Criminal activity in Mexico, including violence between the drug cartels and authorities and incidents of violent crime, theft, kidnapping for ransom and extortion by organized crime, is an ongoing concern. The Mexican government has had limited effectiveness in addressing such criminal activity, which can give rise to uncertainty. Although Equinox Gold has implemented measures to protect its employees, contractors, property and production facilities from these security risks, there can be no assurance that security incidents will not have an adverse effect on the Company’s operations.

The Company’s mining and development properties in Brazil expose the Company to various socioeconomic conditions as well as to local laws governing the mining industry. The Brazilian government has a history of economic interventionism that can give rise to uncertainty.

Changes, if any, in mining or investment policies or shifts in political attitude in the jurisdictions in which the Company operates may adversely affect the Company’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, importation of parts and supplies, income and other taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. Operations can also be affected by government actions against third parties, such as artisanal miners, which can indirectly impact community perception of large mining companies and increase the risk of blockades and other interruptions to operations.

In May 2023, Mexico enacted comprehensive changes to its mining and water laws that contain several ambiguities, including how existing mining and water concessions will be treated. Supplementary regulations to the new laws have not yet been released. In addition, Mexico’s president proposed a number of constitutional reforms in February 2024, including a prohibition on granting new open-pit mining concessions. The proposed reforms, together with the new mining laws, create significant uncertainty for the regulation of mining in Mexico.

Uncertainty over whether the United States, Mexican or Brazilian governments will implement changes in policy or regulation may contribute to economic uncertainty. Historically, politics in these regions have affected the performance of the economy and past political crises have affected the confidence of investors and the public, generally resulting in an economic slowdown. In September 2024, Mexico’s senate approved judicial reforms which fundamentally amend the structure and organization of the Mexican judiciary, including the introduction of popular election of judges. The reforms increase uncertainty regarding the independence of the Mexican judicial system.

Operational Risks

Equinox Gold’s principal business is the mining, processing of, and exploration for precious metals. Equinox Gold’s mining operations and processing and related infrastructure facilities are subject to risks normally encountered in the mining and metals industry. Although adequate precautions to minimize risk will be taken, operations are subject to hazards that could have an adverse effect on the business, results of operations and financial position of Equinox Gold.

Such risks include, without limitation, actual ore mined varying from estimates of grade or tonnage, metallurgical or other characteristics, environmental hazards, tailings risks, industrial accidents, labor disputes, changes in laws, technical difficulties or failures, late delivery of supplies or equipment, unusual or unexpected geological formations or pressures, cave-ins, pit-wall failures, rock falls, unanticipated ground, grade or water conditions, seismic events, climate change related events such as flooding, fires and droughts, interruptions in or shortages of electrical power or water, periodic or extended interruptions due to the unavailability of materials and force majeure events.

Additionally, Equinox Gold’s operations are subject to seasonal weather conditions. As a result of potentially heavy rainfall, pit access and the ability to mine ore may be lower at certain times of the year and may increase the cost of mining. In addition, a prolonged dry season may result in drought conditions, which may also impact production due to insufficient water for processing.

Such risks could result in reduced production, damage to, or destruction of, mineral properties or producing facilities, damage to or loss of life or property, environmental damage, delays in mining or processing, economic losses and possible legal liability.

Cybersecurity and Information

Targeted attacks on Equinox Gold’s systems (or on systems of third parties that Equinox Gold relies on), failure or non-availability of key information technology (“IT”) and Operational Technology systems or a breach of security measures designed to protect Equinox Gold’s IT systems could result in disruptions to Equinox Gold’s operations, extensive personal injury, property damage or financial or reputational risks. Equinox Gold has implemented and regularly tests controls and disaster recovery infrastructure for certain IT systems. As the threat landscape is ever-changing, the Company takes continuous mitigation efforts, including risk prioritized controls, to protect against known and emerging threats, adopt tools to provide automated monitoring and alerting, and install backup and recovery systems to ensure the Company’s ability to restore systems and return to normal operations. There is no certainty that Equinox Gold’s efforts will adequately protect the Company’s systems and operations.

Construction Risks

The Company is progressing studies and engineering for expansion projects at Castle Mountain, Aurizona and Los Filos. Construction of a project requires substantial expenditures and could have material cost overruns versus budget. The capital expenditures and time required for any expansion project or to develop a new mine are considerable and changes in cost or construction schedules can significantly increase both the time and capital required to expand or build the project.

Construction costs and timelines can be impacted by a wide variety of factors, many of which are beyond the control of Equinox Gold. These include, but are not limited to, inflation, weather conditions, ground conditions, availability of appropriate rock and other material required for construction, availability and performance of employees, contractors and suppliers, supply chain constraints, shipping risks and delays, delivery and installation of equipment, design changes, accuracy of construction quantities and cost estimates and social acceptance by communities. Project development schedules are also dependent on obtaining and maintaining governmental approvals and the timeline to obtain such approvals is often beyond the control of Equinox Gold. A delay in start-up of commercial production would increase capital costs and delay generating revenues. Given the inherent risks and uncertainties associated with construction and development of projects, there can be no assurance that a construction or expansion project will continue in accordance with current expectations or at all, that construction or expansion costs will be consistent with the budget, that production will be achieved on schedule, or that the mine will operate as planned.

Permitting

Equinox Gold’s operating, development and exploration activities are subject to receiving and maintaining licenses, permits and approvals (collectively, “permits”) from appropriate governmental authorities. Before commencing any operations, development or exploration on any of its properties, Equinox Gold must receive numerous permits. As the timing of receiving permits can vary and is largely out of the Company’s control, Equinox Gold may be unable to obtain on a timely basis or maintain in the future all necessary permits to explore and develop its properties, commence construction or operation of mining facilities and properties or maintain continued operations. Delays may occur in connection with obtaining necessary renewals of permits for Equinox Gold’s existing operations and activities, additional permits for existing or future operations or activities, or additional permits associated with new legislation. It is possible that previously issued permits may become suspended or revoked for a variety of reasons, including through change in government regulation or court action. Equinox Gold can provide no assurance that it will continue to hold or obtain, if required to, all permits necessary to develop or continue operating at any particular site, which could adversely affect its operations. Operation, development and exploration of Equinox Gold’s properties require permits from various governmental authorities in the United States, Canada, Mexico and Brazil, respectively. There can be no assurance that all future permits that Equinox Gold requires will be obtainable or renewable on reasonable terms, or at all. Delays or a failure to obtain required permits, or the expiry, revocation or failure to comply with the terms of any such permits that Equinox Gold has already obtained, would adversely affect its business.

Castle Mountain – Phase 2 Permitting

There can be no certainty that all necessary licenses and permits required to carry out development of Phase 2 at Castle Mountain will be obtained as currently projected, or as development plans for the project evolve. The process for permitting applications is often complex and time-consuming, requiring a significant amount of time and other resources. The duration and success of efforts to obtain permits are contingent on variables outside of the Company’s control. In addition, major permitting authorizations may be subject to appeals or administrative protests, resulting in the potential for litigation that could give rise to administrative reconsiderations or reversals of permitting decisions. Appeals and similar litigation processes can result in lengthy delays, with uncertain outcomes. Such issues could impact the expected development timelines at Castle Mountain and have a material adverse effect on the Company’s business.

Los Filos Permitting

Changes in laws and proposed constitutional and judicial reforms in Mexico, together with the current political environment in Mexico have increased uncertainty regarding the ability of the Company to renew or obtain new permits for the ongoing operations of the Los Filos mine. The duration and success of efforts to obtain permits are contingent on variables outside of the Company’s control. In addition, permitting authorizations may be subject to appeals or administrative protests, resulting in the potential for administrative reconsiderations or reversals of permitting decisions. Appeals and related processes can result in lengthy delays, with uncertain outcomes. Such issues could impact ongoing operations at Los Filos and have a material adverse effect on the Company’s business.

Climate Change

Climate change may exacerbate or create new operational risks for the Company. Governments are moving to introduce climate change legislation and treaties at the international, national, state/province and local levels. Regulations relating to emission levels (such as carbon taxes or cap and trade schemes) and energy efficiency are becoming more stringent. If the current regulatory trend continues, Equinox Gold expects that this may result in increased taxes and/or operating costs. In addition, physical risk of climate change may also have an adverse effect on Equinox Gold’s business and may impact the Company’s operations and financial position. These risks include: sea level rise, extreme weather events, fires, impact on water availability and resource shortages due to delivery disruptions.

The Company has performed modelling to identify potential climate change risks specific to the Company’s operations to assist in identifying and mitigating such risks going forward. However, Equinox Gold cannot provide assurance that efforts to mitigate the risks of climate changes at all sites will be effective and that the physical risks of climate change will not have an adverse effect on the Company’s business, results of operations and financial position.

In March 2021, a historic rain event caused widespread flooding in the Aurizona region and a freshwater pond on the Aurizona site overflowed. The tailings facility and other infrastructure at the Aurizona site were not affected and remained operational. The Company subsequently received several fines from the local state government for environmental infractions related to turbidity in the local community’s water supply. In addition, public civil actions have been filed against the Company in both Maranhão State and Brazil Federal court that claim various damages because of the rain event. The Company considers the fines and public civil actions to be without merit.

In late March 2024, due to persistent heavy rains in Maranhão, Brazil, there was a displacement of material in two locations in the south wall of the Piaba pit. As a result of this geotechnical event, access to the Piaba pit was temporarily restricted while the Company implemented a remediation plan. The Company is performing remediation activities and an updated geotechnical assessment of the Piaba pit and nearby infrastructure.

Water Availability

Water availability is an operational risk for all mine sites. The Company’s sites are situated in a variety of climatic zones, including arid and semi-arid regions, as well as areas with distinct seasonal wet and dry periods.

Castle Mountain maintains water rights including two producing wells at Castle Mountain and the mine has sufficient water supply for processing purposes for Phase 1 residual leaching. However, additional sources of ground water are required to expand throughput and gold production as contemplated for the Phase 2 expansion. The Company has done extensive drilling to identify additional water sources for the Phase 2 expansion. Water sources with sufficient supply have been identified and the Company is in the process of applying for permits to extract the water. If Equinox Gold is unable to secure permits to extract the additional water supplies, a shortage of adequate water could prevent or limit the Company’s ability to expand production at Castle Mountain.

Santa Luz is situated in a semi-arid region of Brazil and is dependent on the annual rainy season for replenishment of the supply of water. After Santa Luz’s shutdown in 2014, the previous operator began to pump water from the nearby Itapicurú River, the main drainage system in the area, and store water within the C1 open pit for future use. The Company has converted and expanded an existing TMF (as defined herein) into a water storage facility to increase Santa Luz’s water storage capacity. The water storage facility has been filled and is currently being expanded to provide additional water storage capacity. The water is available for use as process water. This is a mitigation measure should insufficient water be available to pump from the Itapicurú River throughout the operational life of the mine.

Aurizona is situated in a tropical region of Brazil and receives significant amounts (over 3,000 mm on average) of rainfall during the rainy season. Water is collected during the rainy season for use in the processing plant throughout the dry season. A new TMF was completed at the end of 2023 to receive all future tailings deposition and provides water storage and water recycling back to the process plant.

RDM is situated in a semi-arid region of Brazil and is dependent on the annual rainy season for replenishment of the supply of water. Prolonged drought conditions in the region can contribute to lower-than-expected water recharge in wells as well as lower-than-expected water accumulation in the water storage facilities. The Company’s ability to obtain and secure alternate supplies of water at a reasonable cost depends on many factors, including: regional supply and demand; political and economic conditions; problems that affect local supply; delivery and transportation of water; and relevant regulatory regimes. Previous operators temporarily suspended RDM operations on an annual basis since the mine’s inception in 2014 due to continued regional drought conditions. In 2017, a water storage facility was built to allow for the capture and storage of rainwater and surface water runoff in a larger catchment area; however, insufficient water capture was realized, and operations continued to be temporarily suspended in 2018 and 2019. Since 2020, there has been sufficient water captured within the water storage facility and the TMF to allow RDM to achieve continued operations through the dry season. In addition, the Company has begun dry stack tailings at RDM, which is an additional mitigation measure as this process increases water recovery from tailings. While the Company has sufficient water to support current operations, there is no guarantee that the Company can secure an alternate source of water in the event of a future prolonged drought.

Uninsurable Risks

Equinox Gold is subject to several risks and hazards generally, including adverse environmental conditions, industrial accidents, labor disputes, unusual or unexpected geological conditions, ground or slope failures, mechanical failures, cybersecurity incidents, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to Equinox Gold’s current properties and future properties of Equinox Gold or the properties of others, delays in mining, monetary losses and possible legal liability.

Equinox Gold maintains insurance to protect against certain risks in such amounts as it considers to be reasonable. However, Equinox Gold cannot provide any assurance that its insurance coverage will be sufficient to cover any resulting loss or liability, or that such insurance will continue to be available at economically feasible premiums or for other reasons.

While Equinox Gold evaluates the risks to its business and carries insurance policies to mitigate the risk of loss where economically feasible, not all risks are reasonably insurable and insurance coverages may contain limits, deductibles, exclusions, and endorsements. In particular, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available on acceptable terms to Equinox Gold or to other companies in the mining industry. Likewise, insurance against losses arising from cybersecurity attacks is not generally available on acceptable terms to Equinox Gold. Losses from such events may have an adverse effect on Equinox Gold, its business, results of operations and financial position. Equinox Gold may also become subject to liability for pollution or other hazards which may not be insured against, or which Equinox Gold may elect not to insure against because of premium costs or other reasons. Losses from these events may cause Equinox Gold to incur significant costs that could have an adverse effect upon its business, results of operations and financial position.

Defects in Land Title

Equinox Gold does not have title insurance on its properties, and the Company’s ability to ensure that it has obtained a secure claim to individual mineral properties or mining concessions may be severely constrained. Equinox Gold has not conducted surveys of all of the claims in which it holds direct or indirect interests and, therefore, the precise area and location of such claims may be in doubt. Equinox Gold can provide no assurances that there are no title defects affecting its properties. Accordingly, its mineral properties may be subject to prior unregistered liens, agreements, transfers or claims, including indigenous land claims, and title may be affected by, among other things, undetected defects. In addition, Equinox Gold may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

Environmental Risks, Regulations and Hazards

All phases of Equinox Gold’s mining operations are subject to environmental regulation in the jurisdictions in which the Company operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set out limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will likely, in the future, require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s mining operations. Environmental hazards may exist on the properties that are unknown at present that have been caused by previous or existing owners or operators of the properties. Equinox Gold may become liable for such environmental hazards caused by previous owners or operators of the properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including fines and orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Previous mining by artisanal miners (“Garimpeiros”) has occurred and continues today on or near certain of Equinox Gold’s Brazilian properties. Garimpeiros are known to use motor oils, other substances and greases in their mining processes, which can result in environmental damage. While Equinox Gold has taken steps to address the activities of the Garimpeiros and the related environmental impacts, there is no certainty that such activities will be discontinued and Equinox Gold may become liable for such environmental hazards caused by Garimpeiro activity.

In April 2022, the Mexican Supreme Court issued a decision ordering the cancellation of two mineral claims previously issued to a mining company on the basis that free, prior and informed consultation with Indigenous peoples was not conducted by the government before the relevant mineral claims were issued. The Court indicated that the relevant mineral claims may be reissued once the required consultations are complete. This increases the risk of other communities seeking similar injunctions in the future.

The extraction process for gold and metals can produce tailings, which are the slurry and sand-like materials that are a product of the extraction process. Tailings are stored in engineered facilities (“TMFs”) that are designed, constructed, operated and closed in conformance with federal and state requirements and standard industry practices. Each of the Company’s TMF have independent engineers of record that oversee design and construction of the facilities, and who inspect the facilities at least annually. However, hazards such as uncontrolled seepage or geotechnical failure of retaining dams around tailings disposal areas, may result in environmental pollution and consequent liability.

Certain of the Company’s operations use heap leaching to extract gold from crushed ore. Heap leaching involves placing ore on impermeable pads and repeatedly spraying the heaps with a weak cyanide solution to recover gold from the ore. The solution carrying the gold is then collected for gold recovery. Heap leach pads are designed, constructed, and operated in accordance with applicable laws and standard industry practices. Hazards such as seepage or geotechnical failure of a heap leach pad, however, may result in environmental pollution and consequent liability.

Equinox Gold’s historical operations have generated chemical and metals depositions in the form of tailing ponds, rock waste dumps, and heap leach pads. The Company’s ability to obtain, maintain and renew permits and approvals and to successfully develop and operate mines may be adversely affected by real or perceived impacts associated with Equinox Gold’s activities or of other mining companies that affect the environment, human health and safety.

The water collection, treatment and disposal operations at Equinox Gold’s mines are subject to strict regulation and involve significant environmental risks. If collection or management systems fail, overflow or do not operate properly, untreated water or other contaminants could discharge into nearby properties or into nearby streams and rivers, causing damage to persons or property, or to aquatic life and causing economic damages. Liabilities resulting from damage, regulatory orders or demands, revoking of licenses or permits, or similar, could adversely affect Equinox Gold’s business, results of operations and financial condition due to partial or complete shutdown of operations. Moreover, in the event that Equinox Gold is deemed liable for any damage caused by overflow, Equinox Gold’s losses or consequences of regulatory action might not be covered by insurance policies.

Government Regulation

The operating, development and exploration activities of Equinox Gold are subject to various laws governing prospecting, development, production, exports, imports, taxes, labor standards and occupational health and safety, mine safety, toxic substances, waste disposal, environmental protection and remediation, protection of endangered and protected species, land use, water use, land claims of local people and other matters. Externally driven regulation changes in the countries in which the Company operates add uncertainties that cannot be accurately predicted. Any future adverse changes in government policies or legislation in the jurisdictions in which the Company operates are outside the Company’s control.

Any changes in government policy may result in changes to laws affecting ownership of assets, mining policies, monetary policies, taxation, royalty rates, exchange rates, environmental regulations, labor relations and return of capital. This may affect both Equinox Gold’s ability to undertake operating, development and exploration activities in respect of present and future properties in the manner currently contemplated, as well as its ability to continue to explore, develop and operate those properties in which it has an interest or in respect of which it has obtained exploration and development rights to date. The possibility that future governments may adopt substantially different policies, which might extend to expropriation of assets, cannot be ruled out.

In May 2023, Mexico enacted comprehensive changes to its mining and water laws that contain several ambiguities, including how existing mining and water concessions will be treated. Supplementary regulations to the new laws are being developed but have not yet been released. In addition, Mexico’s president proposed a number of constitutional reforms in February 2024, including a prohibition on granting new open-pit mining concessions. Like others, the Company is facing uncertainty as a result of these new laws.

No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be interpreted in a manner which could have an adverse effect on Equinox Gold and its business, results of operations and financial position. Amendments to current laws, regulations and permits governing operating, development and exploration activities, or more stringent or different implementation, could have an adverse impact on Equinox Gold, or could require abandonment or delays in the development of new mining properties. Failure to comply with any applicable laws, regulations or permitting requirements may result in enforcement actions against Equinox Gold, including significant fines or orders issued by regulatory or judicial authorities causing process, development or exploration activities to cease or be curtailed or suspended, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.

Counterparty Risk

Counterparty risk is the risk to Equinox Gold that a party to a contract will default on its contractual obligations to Equinox Gold. Equinox Gold is exposed to various counterparty risks including, but not limited to: (i) financial institutions that hold Equinox Gold’s cash and short-term investments; (ii) companies that have payables to Equinox Gold; (iii) providers of its risk management services, such as hedging arrangements; (iv) shipping service providers that move Equinox Gold’s material; (v) Equinox Gold’s insurance providers; and (vi) Equinox Gold’s lenders. Although Equinox Gold makes efforts to limit its counterparty risk, Equinox Gold cannot effectively operate its business without relying, to a certain extent, on the performance of third-party service providers.

Taxation Risk

Equinox Gold is subject to taxes, duties, levies, government royalties and other government-imposed compliance costs in several jurisdictions. New taxes or increases to the rates of taxation could have an adverse impact on the results of operations or the Company’s finances.

The Company has organized its operations in part based on its understanding and assumptions in relation to various tax laws (including capital gains, withholding tax and transfer pricing) within the jurisdictions in which the Company operates.

The Company believes that its understanding and assumptions are reasonable. However, the Company cannot provide assurance that foreign taxation or other authorities will reach the same conclusion. The results of an audit of prior tax filings may have a material impact on Equinox Gold.

Equinox Gold is currently appealing federal and municipal value-added tax assessments in Brazil and Mexico. While Equinox Gold is confident that long-term regular recovery of value-added taxes or other amounts receivable from various governmental and nongovernmental counter parties will be established, Equinox Gold cannot guarantee that such taxes will be recovered or that its activities will result in profitable processing operations.

The Department of Finance (Canada) originally released proposals on June 10, 2024, with revised proposals released on August 12, 2024 and September 22, 2024 that, if passed, would increase the capital gains inclusion rate for taxation years ending after June 24, 2024 from one-half to two-thirds, subject to transitional rules applicable to taxation years that straddle June 24, 2024, that would reduce the capital gains inclusion rate for that taxation year to, in effect, be one-half for net capital gains realized before June 25, 2024. If enacted, the proposals may create an additional tax burden that could impact the cashflow of the Company and may have an adverse impact on the Company and its investors.

The Organization for Economic Co-operation and Development (“OECD”) and the G20 Inclusive Framework on Base Erosion and Profit Shifting have worked on “Global Anti-Base Erosion Model Rules” (“GloBE Rules”), that apply to large multinational enterprises (“MNE”), such as Equinox Gold. The GloBE Rules introduce new taxing mechanisms under which an MNE must pay a top-up tax in any jurisdiction where the effective tax rate is below the 15% minimum rate. The GloBE Rules framework has been developed by the OECD and, accordingly, will need to be implemented through national legislation in jurisdictions that adopt the rules. A version of the GloBE Rules has been enacted in both Canadian and the Netherlands domestic law. If enacted in other jurisdictions, these rules may impose additional disclosure requirements and tax burdens on the Company.

Acquisitions, Business Arrangements or Transactions

Equinox Gold will continue to seek new mining and development opportunities in the mining industry as well as business arrangements or transactions. In pursuit of such opportunities, Equinox Gold may fail to select appropriate acquisition targets or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their workforce into Equinox Gold. Ultimately, any acquisitions would be accompanied by risks, which could include change in commodity prices, difficulty with integration, failure to realize anticipated synergies, significant unknown liabilities, delays in regulatory approvals and exposure to litigation. There is no guarantee that the sources of financing that have been announced will be successful and that additional funding will be available for development of projects or to refinance existing corporate and project debt. There may be an inability to complete the investment on the proposed terms or at all due to delays in obtaining or inability to obtain the consent of lenders or to execute intercreditor agreements or obtain required regulatory and exchange approvals. Any issues that Equinox Gold encounters in connection with an acquisition, business arrangement or transaction could have an adverse effect on its business, results of operations and financial position.

Reclamation Estimates, Costs and Obligations

Equinox Gold’s operations are subject to reclamation plans that establish its obligations to reclaim properties after mining and processing operations have concluded. While closure costs are estimated using industry standard practices, often using third parties, it is difficult to determine the exact amounts which will be required to complete all land reclamation activities in connection with the properties in which Equinox Gold holds an interest. Reclamation bonds and other forms of financial assurance represent only a portion of the total amount of money that will be spent on reclamation activities over the life of a mine. Accordingly, these obligations represent significant future costs for Equinox Gold, and it may be necessary to revise planned expenditures, operating plans and reclamation concepts and plans to fund reclamation activities. Such increased costs may have an adverse impact on the business, results or operations and financial position of Equinox Gold.

There is a potential future liability for cleanup of tailings deposited on the mining license areas by others during previous periods of mining and reprocessing. It is not possible to quantify at this time what the potential liability may be and detailed assessments would need to be made to determine future land reclamation costs, if any.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on having adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants which affect capital and operating costs. Unusual or infrequent weather phenomena, terrorism, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect Equinox Gold’s business, results of operations and financial position. Generators currently act as back-up for power outages but, despite provision for backup infrastructure, there can be no assurance that challenges or interruptions in infrastructure and resources will not be encountered.

Employee and Labor Relations

Some of Equinox Gold’s employees and contractors are unionized. Although the Company has reached agreements and places significant emphasis on maintaining positive relationships with the union and employees, there is a risk of labor strikes and work stoppages. Should they occur, some labor strikes and work stoppages have the potential to significantly affect the Company’s operations and thereby adversely impact the Company’s future cash flows, earnings, production, and financial conditions.

Further, relations with employees and contractors may be affected by changes in the scheme of labor relations that may be introduced by the relevant governmental authorities in the jurisdictions in which the mining operations are conducted. Changes in such legislation or otherwise in Equinox Gold’s relationships with its employees may result in strikes, lockouts or other work stoppages, any of which could have an adverse effect on the business, results of operations and financial position.

Properties Located in Remote Areas

Certain of Equinox Gold’s properties are located in remote areas, some of which have severe climates, resulting in technical challenges for conducting exploration, construction and development activities, and mining. Equinox Gold benefits from modern technologies for operating in areas with severe climates. Nevertheless, Equinox Gold may sometimes be unable to overcome problems related to weather and climate at a commercially reasonable cost, which could have an adverse effect on Equinox Gold’s business, results of operations and financial position. The remote location of certain of Equinox Gold’s operations may also result in increased costs and transportation difficulties.

Corruption and Bribery

Equinox Gold’s operations are governed by, and involve interactions with, many levels of government in numerous countries. Equinox Gold is required to comply with anti-corruption and anti-bribery laws, including but not limited to the Canadian Corruption of Foreign Public Officials Act, the United States Foreign Corrupt Practices Act, the Brazil Clean Company Act and the Mexico Criminal Code and Anti-Corruption in Public Contracts Act. In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under such laws, resulting in greater scrutiny and punishment to companies convicted of violating anti-corruption and anti-bribery laws. Furthermore, a company may be found liable for violations by not only its employees, but also by its contractors and third-party agents. Although Equinox Gold has adopted steps to mitigate such risks, including the implementation of training programs, internal monitoring, reviews and audits, and policies to ensure compliance with such laws, such measures may not always be effective in ensuring that Equinox Gold, its employees, contractors or third-party agents will comply strictly with such laws. If Equinox Gold finds itself subject to an enforcement action or is found to be in violation of such laws, this may result in significant penalties, fines and/or sanctions imposed on Equinox Gold resulting in an adverse effect on Equinox Gold’s reputation and business.

Internal Controls Over Financial Reporting

Equinox Gold may fail to maintain the adequacy of its internal controls over financial reporting as such standards are modified, supplemented or amended from time to time, and Equinox Gold cannot ensure that it will conclude on an ongoing basis that it has effective internal controls over financial reporting. Equinox Gold’s failure to satisfy the requirements of Canadian and United States legislation on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm Equinox Gold’s business and negatively impact the trading price and market value of its shares or other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm Equinox Gold’s operating results or cause it to fail to meet its reporting obligations.

Equinox Gold may fail to maintain the adequacy of its disclosure controls. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by Equinox Gold in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to Equinox Gold’s management, as appropriate, to allow timely decisions regarding required disclosure.

No evaluation can provide complete assurance that Equinox Gold’s financial and disclosure controls will detect or uncover all failures of persons within Equinox Gold to disclose material information otherwise required to be reported. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. The effectiveness of Equinox Gold’s controls and procedures could also be limited by simple errors or faulty judgments.

If the Company does not maintain adequate financial and management personnel, processes, and controls, it may not be able to accurately report its financial performance on a timely basis, which could cause a decline in the Company’s share price and harm its ability to raise capital. Failure to accurately report the Company’s financial performance on a timely basis could also jeopardize its continued listing on the TSX or NYSE American or any other exchange on which the Common Shares may be listed.

Public Perception

Damage to Equinox Gold’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include negative publicity, whether true or not. Although Equinox Gold places great emphasis on protecting its image and reputation, it does not have control over how it is perceived by others. Reputation loss may lead to increased challenges in developing and maintaining community relations and, decreased investor confidence and act as an impediment to Equinox Gold’s overall ability to advance its projects, thereby having an adverse impact on financial performance, cash flows, growth prospects, and the market value of the Company’s securities.

Equinox Gold May Become Subject to Additional Legal Proceedings

Equinox Gold is currently party to litigation or other proceedings in Canada, Brazil, Mexico and the United States and may, from time to time, become involved in various claims, legal proceedings, regulatory investigations and complaints. Equinox Gold cannot reasonably predict the likelihood or outcome of any actions should they arise. If Equinox Gold is unable to resolve any such disputes favorably, it may have an adverse effect on Equinox Gold’s financial performance, cash flows, and results of operations. To the extent management believes it is probable that a material cash outflow will be incurred to settle the claim, a provision for the estimated settlement amount is recorded. Equinox Gold’s assets and properties may become subject to further liens, agreements, claims, or other charges as a result of such disputes. Any claim by a third party on or related to any of Equinox Gold’s properties, especially where Mineral Reserves have been located, could result in Equinox Gold losing a commercially viable property. Even if a claim is unsuccessful, it may potentially affect Equinox Gold’s operations due to the high costs of defending against the claim. If Equinox Gold loses a material commercially viable property, such a loss could lower its future revenues and negatively impact Equinox Gold’s activities.

Equinox Gold could be forced to compensate those suffering loss or damage by reason of its processing, development or exploration activities and could face civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Any such regulatory or judicial action could materially increase Equinox Gold’s operating costs and delay or curtail or otherwise negatively impact Equinox Gold’s activities.

Management

The success of Equinox Gold will be largely dependent on the performance of its Board and its management team. The loss of the services of these persons could have an adverse effect on Equinox Gold’s business, results of operations, financial position and prospects. There is no assurance Equinox Gold can maintain the services of its Board and management or other qualified personnel required to operate its business. Failure to do so could have an adverse effect on Equinox Gold and its business, results of operations, financial position and its growth prospects.

Employee Recruitment and Retention

Recruiting and retaining qualified personnel is critical to Equinox Gold’s success. The number of persons skilled in the acquisition, exploration, development and operation of mining properties is limited and competition for such persons is intense. In particular, there is intense competition for engineers, geologists and persons with mining expertise. As Equinox Gold’s business activity grows, it will require additional key financial, administrative, mining, marketing and public relations personnel as well as additional staff at its operations. Although Equinox Gold believes that it will be successful in attracting and retaining qualified personnel, there can be no assurance of such success as competition for such persons with these skill sets increases. If Equinox Gold is not successful in attracting and retaining qualified personnel, the efficiency of the Company’s operations could be impaired, which could have an adverse impact on Equinox Gold’s future cash flows, earnings, results of operations, and financial condition.

Competition

The mining industry is very competitive, particularly with respect to properties that produce, or are capable of producing, gold and other metals. Mines have limited lives and, as a result, Equinox Gold continually seeks to replace and expand Mineral Reserves through exploration and the acquisition of new properties. In addition, there is a limited supply of desirable mineral lands available in areas where Equinox Gold would consider conducting exploration and/or production activities. As Equinox Gold faces significant and increasing competition from a number of large established companies, some of which have greater financial and technical resources than Equinox Gold, for a limited number of suitable properties and resource acquisition opportunities, Equinox Gold may be unable to acquire such mining properties on terms it considers acceptable.

Equinox Gold competes with other mining companies for the recruitment and retention of qualified directors, professional management, employees and contractors. Competition is also intense for the availability of drill rigs, mining equipment, and production equipment. Competition in the mining industry for limited sources of capital could adversely impact the Company’s ability to acquire and develop suitable gold mines, gold developmental projects, gold producing companies, or properties having significant exploration potential. As a result, there can be no assurance that the Company’s acquisition and exploration programs will yield new Mineral Reserves to replace or expand current Mineral Reserves, or that the Company will be able to maintain production levels in the future.

Speculative Nature of Mining Exploration and Development

The long-term operation and success of Equinox Gold is dependent, in part, on the cost and success of the Company’s exploration and development projects. Mineral exploration and development is highly speculative and involves significant risks. Major expenses are typically required to locate and establish Mineral Reserves.

Development of Equinox Gold’s mineral projects will only commence after obtaining satisfactory exploration results. Few properties that are explored are ultimately developed into producing properties. There is no assurance that Equinox Gold’s exploration and development activities will result in any discoveries of commercial bodies of ore that will be brought into commercial production.

The processes of exploration and development also involves risks and hazards, including environmental hazards, industrial accidents, labor disputes, unusual or unexpected geological conditions or acts of nature. These risks and hazards could lead to events or circumstances which could result in the complete loss of a project or could otherwise result in damage or impairment to, or destruction of, mineral properties and future production facilities, environmental damage, delays in exploration and development interruption, and could result in personal injury or death.

Public Company Obligations

Equinox Gold’s business is subject to evolving corporate governance and public disclosure regulations that have increased both Equinox Gold’s compliance costs and the risk of non-compliance, which could adversely impact the market value of the Company’s Common Shares or other securities.

Equinox Gold is subject to changing rules and regulations promulgated by a number of governmental and self- regulated organizations, including the Canadian and United States securities administrators and regulators, the TSX, the NYSE American, and the International Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity creating many new requirements. Equinox Gold’s efforts to comply with such legislation could result in increased general and administration expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

No History of Dividends

Equinox Gold has not, since the date of its incorporation, declared or paid any cash dividends on its Common Shares and does not currently have a policy with respect to the payment of dividends. The payment of dividends in the future will depend on Equinox Gold’s financial condition and such other factors as the Board considers appropriate.

Significant Shareholders

The Company has certain significant shareholders and holders of convertible notes, that have or will have on exercise of such convertible rights the ability to influence the outcome of corporate actions requiring shareholder approval, including the election of directors of Equinox Gold and the approval of certain corporate transactions. Although, each of these significant shareholders is or may be a strategic partner of Equinox Gold, their respective interests may differ from the interests of Equinox Gold or its other shareholders. The concentration of ownership of the shares may also have the effect of dissuading third-party offers or delaying or preventing other possible strategic transactions of Equinox Gold.

Conflicts of Interest

Certain of the directors and/or officers of Equinox Gold also serve as directors and/or officers of other companies involved in natural resource exploration, development and mining operations and consequently there exists the possibility for such individuals to be in a position of conflict. In particular, Fraz Siddiqui, a director of Equinox Gold, is also an employee of MDC Industry Holding Company LLC (“MDCI”), an affiliate of Mubadala Investment Company, which has a material relationship with Equinox Gold. Any decision made by any of such directors and/or officers will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of Equinox Gold and Equinox Gold shareholders. In addition, each director is required to declare and refrain from voting on any matter in which such director may have a conflict of interest in accordance with the procedures set forth in the BCBCA and other applicable laws.

Risks Relating to an Offering and the Securities

The Common Shares are subject to market price volatility

The market price for the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond our control, including but not limited to the following:

•	actual or anticipated fluctuations in the Company’s quarterly results of operations;

•	actual or anticipated fluctuations to the capital requirements of the Company’s properties;

•	actual or anticipated fluctuations to the price of gold and other metals;

•	changes in the Company’s estimates of its future results of operations;

•	changes in forecasts, estimates or recommendations of securities research analysts regarding the Company’s future results of operations or financial performance;

•

changes in the economic, operating, performance or market valuations of other companies in the industry in which the Company operates or of other companies that investors deem comparable to the Company;

•

failure of securities analysts to initiate or maintain coverage of us, changes in ratings and financial estimates and the publication of other news by any securities analysts who follow it, or our failure to meet these estimates or the expectations of investors;

•	release or expiration of lock-up or other transfer restrictions on outstanding Common Shares or securities issuable upon exchange of options;

•	fluctuations in trading volume of the Common Shares and fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

•	changes in general political, geopolitical, economic, industry and market conditions and trends;

•	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business or industry;

•	lawsuits threatened or filed against us for claims relating to intellectual property, employment issues, or otherwise;

•	sales or perceived intent to sell Common Shares by our insiders or the issuance of additional Common Shares by us;

•	the size of the public float of the Common Shares;

•	changes to the composition of our board of directors, our management or other key personnel;

•	short sales, hedging, and other derivative transactions involving the Common Shares; and

•	news reports relating to trends, concerns, competitive developments, regulatory changes and other related issues in our industry or target markets.

Financial markets have recently experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of public entities and that have, in many cases, been unrelated to the operating performance, underlying asset values or prospects of such entities. Accordingly, the market price of the Common Shares may decline even if our business, financial condition and results of operations or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. As well, certain institutional investors may base their investment decisions on consideration of our environmental, governance and social practices and performance against such institutions’ respective investment guidelines and criteria, and failure to satisfy such criteria may result in limited or no investment in, or disposition of, the Common Shares by those institutions, which could materially adversely affect the trading price of the Common Shares. There can be no assurance that fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue for a protracted period of time, our business, financial condition and results of operations could be materially adversely affected and the trading price of the Common Shares could also be materially adversely affected. In addition, securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Need for future financing

The future development of the Company’s business will require additional financings or refinancings, including refinancing of existing debt. There are no assurances that such financing or refinancing will be available, or if available, available on terms acceptable to the Company. If sufficient capital is not available, or existing debt cannot be refinanced on acceptable terms, the Company may be required to delay the expansion of its business and operations, which could have a material adverse effect on the Company’s business, financial condition, prospects or results of operations.

The Company has outstanding convertible and derivative securities which, if exercised, could cause dilution to existing shareholders

The exercise of any of stock options, share units, other share-based compensation and convertible debentures and notes and the subsequent resale of such Common Shares in the public market, or the perception that such resales may occur, could adversely affect the prevailing market price of the Common Shares and the Company’s ability to raise equity capital in the future at a time and price which it deems appropriate. The Company may also enter into commitments in the future which would require the issuance of additional Common Shares and it may grant share purchase warrants, stock options and other securities convertible into Common Shares. Any share issuances from the Company’s treasury will result in immediate dilution to existing shareholders’ percentage interest in the Company.

Discretion in the Use of Proceeds

While detailed information regarding the use of proceeds from the sale of our securities will be described in the applicable prospectus supplement, the Company will have broad discretion over the use of net proceeds from an offering by the Company of its securities. There may be circumstances where, for sound business reasons, a reallocation of funds may be deemed prudent or necessary. In such circumstances, the net proceeds will be reallocated at the Company’s sole discretion. Management will have discretion concerning the use of proceeds described in the applicable prospectus supplement as well as the timing of their expenditures. As a result, an investor will be relying on the judgment of management for the application of the proceeds. Management may use the net proceeds described in a prospectus supplement in ways that an investor may not consider desirable. The results and the effectiveness of the application of the proceeds are uncertain. If the proceeds are not applied effectively, the Company’s results of operations may suffer. See “Use of Proceeds”.

Sales by existing shareholders can reduce Common Share prices

Sales of a substantial number of Common Shares in the public market could occur at any time. If MDCI elects to exercise its convertible debentures prior to their maturity date, MDCI may sell all or substantially all underlying Common Shares. These sales, or the market perception that the holders of a large number of Common Shares intend to sell Common Shares, could reduce the market price of the Common Shares. If this occurs and continues, it could impair the Company’s ability to raise additional capital through the sale of securities.

Absence of a public market for certain of the securities

There is no public market for the debt securities, warrants, subscription receipts, securities purchase contracts or units and, unless otherwise specified in the applicable prospectus supplement, the Company does not intend to apply for listing of the debt securities, warrants, subscription receipts, securities purchase contracts or units on any securities exchanges. If the debt securities, warrants, subscription receipts, securities purchase contracts or units are traded after their initial issuance, they may trade at a discount from their initial offering prices depending on prevailing interest rates (as applicable), the market for similar securities and other factors, including general economic conditions and our financial condition. There can be no assurance as to the liquidity of the trading market for the debt securities, warrants, subscription receipts, share purchase contracts or units, or that a trading market for these securities will develop at all.

There is no assurance of a sufficient liquid trading market for the Common Shares in the future

Shareholders of the Company may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. There can be no assurance that there will be sufficient liquidity of the Company’s Common Shares on the trading market, and that the Company will continue to meet the listing requirements of the TSX or the NYSE American or achieve listing on any other public listing exchange.

The debt securities will be unsecured and will rank equally in right of payment with all of our other future unsecured debt

The debt securities will be unsecured and will rank equally in right of payment with all of our other existing and future unsecured debt. The debt securities will be effectively subordinated to all of our existing and future secured debt to the extent of the assets securing such debt. If we are involved in any bankruptcy, dissolution, liquidation or reorganization, the secured debt holders would, to the extent of the value of the assets securing the secured debt, be paid before the holders of unsecured debt securities, including the debt securities. In that event, a holder of debt securities may not be able to recover any principal or interest due to it under the debt securities. See “Description of Debt Securities”.

Effect of changes in interest rates on debt securities

Prevailing interest rates will affect the market price or value of any debt securities. The market price or value of any debt securities may increase or decline as prevailing interest rates for comparable debt instruments rise or decline.

Effect of fluctuation in foreign currency markets on debt securities

Debt securities denominated or payable in foreign currencies may entail significant risk. These risks include, without limitation, the possibility of significant fluctuations in the foreign currency markets, the imposition or modification of foreign exchange controls and potential liquidity restrictions in the secondary market. These risks will vary depending upon the currency or currencies involved and will be more fully described in the applicable prospectus supplement.

USE OF PROCEEDS

Unless we otherwise indicate in a prospectus supplement, we currently intend to use the net proceeds from any sale of our securities to advance business objectives outlined in this prospectus and the documents incorporated by reference herein, for working capital requirements, and for exploration, development, and construction of the Company’s mineral property interests. More detailed information regarding the use of proceeds from the sale of securities, including any determinable milestones at the applicable time, will be described in any applicable prospectus supplement. We may also, from time to time, issue securities otherwise than pursuant to a prospectus supplement to this prospectus.

While detailed information regarding the use of proceeds from the sale of our securities will be described in the applicable prospectus supplement, the Company will have broad discretion over the use of the net proceeds from an offering by the Company of its securities. Because of the number and variability of factors that will determine the Company’s use of such proceeds, the Company’s ultimate use might vary substantially from its planned use. You may not agree with how the Company allocates or spends the proceeds from an offering of its securities. Equinox Gold may pursue acquisitions, collaborations or other opportunities that do not result in an increase in the market value of its securities, including the market value of its Common Shares, and that may increase its losses.

Unless otherwise set forth in the applicable prospectus supplement, the Company will not receive any proceeds from any sale of securities by the selling securityholders.

PRIOR SALES

Information in respect of our Common Shares that we issued within the previous twelve month period, Common Shares that we issued upon the exercise of options, restricted share units and performance based restricted share units granted under our equity incentive plans, and in respect of such equity securities exercisable or convertible into Common Shares that we granted under such equity incentive plans, will be provided as required in a prospectus supplement with respect to the issuance of securities pursuant to such prospectus supplement.

MARKET FOR SECURITIES

Our Common Shares are listed on the TSX in Canada (trading symbol: EQX) and our Common Shares are listed on the NYSE American in the United States (trading symbol: EQX). Trading price and volume of the Company’s securities will be provided as required for all of our Common Shares in each prospectus supplement to this prospectus.

EARNINGS COVERAGE

If we offer debt securities having a term to maturity in excess of one year under this prospectus and any applicable prospectus supplement, the applicable prospectus supplement will include earnings coverage ratios giving effect to the issuance of such securities.

CONSOLIDATED CAPITALIZATION

There have been no material changes in our consolidated share capital and loan capital since June 30, 2024, the date of our financial statements for the most recently completed financial period.

DESCRIPTION OF SHARE CAPITAL

The Company is authorized to issue an unlimited number of Common Shares without par value. As at the date of this prospectus, there are 428,652,142 Common Shares issued and outstanding.

Common Shares

The shareholders of the Company are entitled to one vote for each Common Share on all matters to be voted on by the shareholders. Each Common Share is equal to every other Common Share and all Common Shares participate equally on liquidation, dissolution or winding up of our Company, whether voluntary or involuntary, or any other distribution of our assets among our shareholders for the purpose of winding up our affairs after the Company has paid out its liabilities. The shareholders are entitled to receive pro rata such dividends as may be declared by the Board out of funds legally available for such purpose and to receive pro rata the remaining property of the Company upon dissolution. No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights, and no provisions for redemption, retraction, purchase or cancellation, surrender, sinking fund or purchase fund. Provisions as to the creation, modification, amendment or variation of such rights or such provisions are contained in the BCBCA and the articles of the Company.

Dividend Policy

The Company has neither declared nor paid dividends on its Common Shares. The Company does not currently have a policy with respect to the payment of dividends. The payment of dividends in the future will depend on Equinox Gold’s financial condition and such other factors as the Board considers appropriate.

DESCRIPTION OF DEBT SECURITIES

In this description of debt securities, “we”, “us”, “our” “Equinox Gold” or the “Company” refer to Equinox Gold Corp., but not to our subsidiaries. This section describes the general terms that will apply to any debt securities issued pursuant to this prospectus. We may issue debt securities in one or more series under an indenture to be entered into between us and one or more trustees. Such indenture will be subject to and governed by the United States Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). A copy of the form of indenture relating to the debt securities has been filed as an exhibit to Equinox Gold’s registration statement filed with the SEC. The following description sets forth certain general terms and provisions of the debt securities and is not intended to be complete. For a more complete description, prospective investors should refer to the indenture and the terms of the debt securities, once it has been entered into. If debt securities are issued, we will describe in the applicable prospectus supplement the particular terms and provisions of any series of the debt securities and a description of how the general terms and provisions described below may apply to that series of the debt securities. Prospective investors should rely on information in the applicable prospectus supplement and not on the following information to the extent that the information in such prospectus supplement is different from the following information.

We may also issue debt securities and incur additional indebtedness other than through the offering of debt securities pursuant to this prospectus.

General

The indenture will not limit the aggregate principal amount of debt securities that we may issue under the indenture and will not limit the amount of other indebtedness that we may incur. The indenture will provide that we may issue debt securities from time to time in one or more series and may be denominated and payable in U.S. dollars, Canadian dollars or any foreign currency. Unless otherwise indicated in the applicable prospectus supplement, the debt securities will be our unsecured obligations. The indenture will also permit us to increase the principal amount of any series of the debt securities previously issued and to issue that increased principal amount.

The applicable prospectus supplement for any series of debt securities that we offer will describe the specific terms of the debt securities and may include, but is not limited to, any of the following:

•	the title of the debt securities;

•	the aggregate principal amount of the debt securities;

•	the percentage of principal amount at which the debt securities will be issued;

•	whether payment on the debt securities will be senior or subordinated to, or rank pari passu with, our other liabilities or obligations;

•	whether the payment of the debt securities will be guaranteed by any other person;

•

the date or dates, or the methods by which such dates will be determined or extended, on which we may issue the debt securities and the date or dates, or the methods by which such dates will be determined or extended, on which we will pay the principal and any premium on the debt securities and the portion (if less than the principal amount) of debt securities to be payable upon a declaration of acceleration of maturity;

•

whether the debt securities will bear interest, the interest rate (whether fixed or variable) or the method of determining the interest rate, the date from which interest will accrue, the dates on which we will pay interest and the record dates for interest payments, or the methods by which such dates will be determined or extended;

•	the place or places we will pay principal, premium, if any, and interest, if any, and the place or places where debt securities can be presented for registration of transfer or exchange;

•

whether and under what circumstances we will be required to pay any additional amounts for withholding or deduction for Canadian taxes with respect to the debt securities, and whether and on what terms we will have the option to redeem the debt securities rather than pay the additional amounts;

•	material U.S. and Canadian federal income tax consequences of owning the debt securities;

•

whether we will be obligated to redeem or repurchase the debt securities pursuant to any sinking or purchase fund or other provisions, or at the option of a holder and the terms and conditions of such redemption;

•	whether we may redeem the debt securities at our option and the terms and conditions of any such redemption;

•

the denominations in which we will issue any registered debt securities, if other than denominations of $2,000 and any multiple of $1,000 in excess thereof and, if other than denominations of $5,000, the denominations in which any unregistered debt security shall be issuable;

•	whether we will make payments on the debt securities in a currency or currency unit other than U.S. dollars or by delivery of our Common Shares or other property;

•	whether payments on the debt securities will be payable with reference to any index or formula;

•	whether we will issue the debt securities as global securities and, if so, the identity of the depositary for the global securities;

•	whether we will issue the debt securities as unregistered securities (with or without coupons), registered securities or both;

•

the periods within which and the terms and conditions, if any, upon which we may redeem the debt securities prior to maturity and the price or prices of which and the currency or currency units in which the debt securities are payable;

•	any changes or additions to events of default or covenants;

•	the applicability of, and any changes or additions to, the provisions for defeasance described under “Defeasance” below;

•	whether the holders of any series of debt securities have special rights if specified events occur;

•	any mandatory or optional redemption or sinking fund or analogous provisions;

•	the terms, if any, for any conversion or exchange of the debt securities for any other securities;

•	rights, if any, on a change of control;

•	provisions as to modification, amendment or variation of any rights or terms attaching to the debt securities; and

•

any other terms, conditions, rights and preferences (or limitations on such rights and preferences) including covenants and events of default which apply solely to a particular series of the debt securities being offered which do not apply generally to other debt securities, or any covenants or events of default generally applicable to the debt securities which do not apply to a particular series of the debt securities.

Unless stated otherwise in the applicable prospectus supplement, no holder of debt securities will have the right to require us to repurchase the debt securities and there will be no increase in the interest rate if we become involved in a highly leveraged transaction or we have a change of control.

We may issue debt securities bearing no interest or interest at a rate below the prevailing market rate at the time of issuance, and offer and sell these securities at a discount below their stated principal amount. We may also sell any of the debt securities for a foreign currency or currency unit, and payments on the debt securities may be payable in a foreign currency or currency unit. In any of these cases, we will describe certain Canadian federal and U.S. federal income tax consequences and other special considerations in the applicable prospectus supplement.

We may issue debt securities with terms different from those of debt securities previously issued and, without the consent of the holders thereof, we may reopen a previous issue of a series of debt securities and issue additional debt securities of such series (unless the reopening was restricted when such series was created).

Ranking and Other Indebtedness

Unless otherwise indicated in an applicable prospectus supplement, our debt securities will be unsecured obligations and will rank equally with all of our other unsecured and unsubordinated debt from time to time outstanding and equally with other securities issued under the indenture. The debt securities will be structurally subordinated to all existing and future liabilities, including trade payables, of our subsidiaries.

Our Board may establish the extent and manner, if any, to which payment on or in respect of a series of debt securities will be senior or will be subordinated to the prior payment of our other liabilities and obligations and whether the payment of principal, premium, if any, and interest, if any, will be guaranteed by any other person and the nature and priority of any security.

Debt Securities in Global Form

The depositary and book-entry

Unless otherwise specified in the applicable prospectus supplement, a series of the debt securities may be issued in whole or in part in global form as a “global security” and will be registered in the name of and be deposited with a depositary, or its nominee, each of which will be identified in the applicable prospectus supplement relating to that series. Unless and until exchanged, in whole or in part, for the debt securities in definitive registered form, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of the depositary, by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any such nominee to a successor of the depositary or a nominee of the successor.

The specific terms of the depositary arrangement with respect to any portion of a particular series of the debt securities to be represented by a global security will be described in the applicable prospectus supplement relating to such series. We anticipate that the provisions described in this section will apply to all depositary arrangements.

Upon the issuance of a global security, the depositary therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the debt securities represented by the global security to the accounts of such persons, designated as “participants”, having accounts with such depositary or its nominee. Such accounts shall be designated by the underwriters, dealers or agents participating in the distribution of the debt securities or by us if such debt securities are offered and sold directly by us. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary therefor or its nominee (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The laws of some states in the United States may require that certain purchasers of securities take physical delivery of such securities in definitive form.

So long as the depositary for a global security or its nominee is the registered owner of the global security, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to have a series of the debt securities represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of such series of the debt securities in definitive form and will not be considered the owners or holders thereof under the indenture.

Any payments of principal, premium, if any, and interest, if any, on global securities registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the global security representing such debt securities. None of us, the trustee or any paying agent for the debt securities represented by the global securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

We expect that the depositary for a global security or its nominee, upon receipt of any payment of principal, premium, if any, or interest, if any, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of such depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in “street name”, and will be the responsibility of such participants.

Discontinuance of depositary’s services

If a depositary for a global security representing a particular series of the debt securities is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue such series of the debt securities in definitive form in exchange for a global security representing such series of the debt securities. If an event of default under the indenture has occurred and is continuing, debt securities in definitive form will be printed and delivered upon written request by the holder to the trustee. In addition, we may at any time and in our sole discretion determine not to have a series of the debt securities represented by a global security and, in such event, will issue a series of the debt securities in definitive form in exchange for all of the global securities representing that series of debt securities.

Debt Securities in Definitive Form

A series of the debt securities may be issued in definitive form, solely as registered securities, solely as unregistered securities or as both registered securities and unregistered securities. Registered securities will be issuable in denominations of $2,000 and integral multiples of $1,000 in excess thereof and unregistered securities will be issuable in denominations of $5,000 and integral multiples of $5,000 or, in each case, in such other denominations as may be set out in the terms of the debt securities of any particular series. Unless otherwise indicated in the applicable prospectus supplement, unregistered securities will have interest coupons attached.

Unless otherwise indicated in the applicable prospectus supplement, payment of principal, premium, if any, and interest, if any, on the debt securities (other than global securities) will be made at the office or agency of the trustee, or at our option we can pay principal, interest, if any, and premium, if any, by check mailed or delivered to the address of the person entitled at the address appearing in the security register of the trustee or electronic funds wire or other transmission to an account of the person entitled to receive payments. Unless otherwise indicated in the applicable prospectus supplement, payment of interest, if any, will be made to the persons in whose name the debt securities are registered at the close of business on the day or days specified by us.

At the option of the holder of debt securities, registered securities of any series will be exchangeable for other registered securities of the same series, of any authorized denomination and of a like aggregate principal amount and tenor. If, but only if, provided in an applicable prospectus supplement, unregistered securities (with all unmatured coupons, except as provided below, and all matured coupons in default) of any series may be exchanged for registered securities of the same series, of any authorized denominations and of a like aggregate principal amount and tenor. In such event, unregistered securities surrendered in a permitted exchange for registered securities between a regular record date or a special record date and the relevant date for payment of interest shall be surrendered without the coupon relating to such date for payment of interest, and interest will not be payable on such date for payment of interest in respect of the registered security issued in exchange for such unregistered security, but will be payable only to the holder of such coupon when due in accordance with the terms of the indenture. Unless otherwise specified in an applicable prospectus supplement, unregistered securities will not be issued in exchange for registered securities.

The applicable prospectus supplement may indicate the places to register a transfer of the debt securities in definitive form. Except for certain restrictions set forth in the indenture, no service charge will be payable by the holder for any registration of transfer or exchange of the debt securities in definitive form, but we may, in certain instances, require a sum sufficient to cover any tax or other governmental charges payable in connection with these transactions.

We shall not be required to:

•

issue, register the transfer of or exchange any series of the debt securities in definitive form during a period beginning at the opening of business 15 days before any selection of securities of that series of the debt securities to be redeemed and ending on the relevant redemption date if the debt securities for which such issuance, registration or exchange is requested may be among those selected for redemption;

•

register the transfer of or exchange any registered security in definitive form, or portion thereof, called for redemption, except the unredeemed portion of any registered security being redeemed in part;

•

exchange any unregistered security called for redemption except to the extent that such unregistered security may be exchanged for a registered security of that series and like tenor; provided that such registered security will be simultaneously surrendered for redemption with written instructions for payment consistent with the provisions of the indenture; or

•

issue, register the transfer of or exchange any of the debt securities in definitive form which have been surrendered for repayment at the option of the holder, except the portion, if any, thereof not to be so repaid.

Events of Default

Unless otherwise specified in the applicable prospectus supplement relating to a particular series of debt securities, the following is a summary of events which will, with respect to any series of the debt securities, constitute an event of default under the indenture with respect to the debt securities of that series:

•	we fail to pay principal of, or any premium on, any debt security of that series when it is due and payable;

•	we fail to pay interest or any additional amounts payable on any debt security of that series when it becomes due and payable, and such default continues for 30 days;

•	we fail to make any required sinking fund or analogous payment for that series of debt securities;

•

we fail to comply with any of our other agreements in the indenture that affect or are applicable to the debt securities for 90 days after written notice by the trustee or to us and the trustee by holders of at least 25% in aggregate principal amount of the outstanding debt securities of any series affected thereby;

•	certain events involving our bankruptcy, insolvency or reorganization; and

•	any other event of default provided for in that series of debt securities.

A default under one series of debt securities will not necessarily be a default under another series. The trustee may withhold notice to the holders of the debt securities of any default, except in the payment of principal or premium, if any, or interest, if any, if in good faith it considers it in the interests of the holders to do so.

If an event of default for any series of debt securities occurs and continues, the trustee or the holders of at least 25% in aggregate principal amount of the debt securities of that series, subject to any subordination provisions, may require us to repay immediately:

•	the entire principal and interest and premium, if any, of the debt securities of the series; or

•	if the debt securities are discounted securities, that portion of the principal as is described in the applicable prospectus supplement.

If an event of default relates to events involving our bankruptcy, insolvency or reorganization, the principal of all debt securities will become immediately due and payable without any action by the trustee or any holder. Subject to certain conditions, the holders of a majority of the aggregate principal amount of the debt securities of the affected series can rescind this accelerated payment requirement. If debt securities are discounted securities, the applicable prospectus supplement will contain provisions relating to the acceleration of maturity of a portion of the principal amount of the discounted securities upon the occurrence or continuance of an event of default.

Other than its duties in case of a default, the trustee is not obligated to exercise any of the rights or powers that it will have under the indenture at the request, order or direction of any holders, unless the holders offer the trustee reasonable indemnity. If they provide this reasonable indemnity, the holders of a majority in aggregate principal amount of all series of debt securities affected by an event of default may, subject to certain limitations, direct the time, method and place of conducting any proceeding or any remedy available to the trustee, or exercising any power conferred upon the trustee, for any series of debt securities.

We will be required to furnish to the trustee a statement annually as to our compliance with all conditions and covenants under the indenture and, if we are not in compliance, we must specify any defaults. We will also be required to notify the trustee as soon as practicable upon becoming aware of any event of default.

No holder of a debt security of any series will have any right to institute any proceeding with respect to the indenture, or for the appointment of a receiver or a trustee, or for any other remedy, unless:

•	the holder has previously given to the trustee written notice of a continuing event of default with respect to the debt securities of the affected series;

•

the holders of at least 25% in principal amount of the outstanding debt securities of the series affected by an event of default have made a written request, and the holders have offered reasonable indemnity, to the trustee to institute a proceeding as trustee; and

•

the trustee has failed to institute a proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding debt securities of the series affected by an event of default a direction inconsistent with the request, within 60 days after their notice, request and offer of indemnity.

However, such above-mentioned limitations do not apply to a suit instituted by the holder of a debt security for the enforcement of payment of the principal of or any premium, if any, or interest on such debt security on or after the applicable due date specified in such debt security.

Defeasance

When we use the term “defeasance”, we mean discharge from some or all of our obligations under the indenture. Unless otherwise specified in the applicable prospectus supplement, if we deposit with the trustee sufficient cash or government securities to pay the principal, interest, if any, premium, if any, and any other sums due to the stated maturity date or a redemption date of the debt securities of a series, then at our option:

•	we will be discharged from the obligations with respect to the debt securities of that series; or

•	we will no longer be under any obligation to comply with certain restrictive covenants under the indenture, and certain events of default will no longer apply to us.

If this happens, the holders of the debt securities of the affected series will not be entitled to the benefits of the indenture except for registration of transfer and exchange of debt securities and the replacement of lost, stolen or mutilated debt securities. These holders may look only to the deposited fund for payment on their debt securities.

To exercise our defeasance option, we must deliver to the trustee:

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an opinion of counsel in the United States to the effect that the holders of the outstanding debt securities of the affected series will not recognize a gain or loss for U.S. federal income tax purposes as a result of a defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the defeasance had not occurred;

•

an opinion of counsel in Canada or a ruling from the Canada Revenue Agency to the effect that the holders of the outstanding debt securities of the affected series will not recognize income, or a gain or loss for Canadian federal, provincial or territorial income or other tax purposes as a result of a defeasance and will be subject to Canadian federal, provincial or territorial income tax and other tax on the same amounts, in the same manner and at the same times as would have been the case had the defeasance not occurred; and

•	a certificate of one of our officers and an opinion of counsel, each stating that all conditions precedent provided for relating to defeasance have been complied with.

If we are to be discharged from our obligations with respect to the debt securities, and not just from our covenants, the U.S. opinion must be based upon a ruling from or published by the United States Internal Revenue Service or a change in law to that effect.

In addition to the delivery of the opinions described above, the following conditions must be met before we may exercise our defeasance option:

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no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing for the debt securities of the affected series;

•	we are not an “insolvent person” within the meaning of applicable bankruptcy and insolvency legislation; and

•	other customary conditions precedent are satisfied.

Modification and Waiver

Modifications and amendments of the indenture may be made by us and the trustee with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of all series affected by the modification. However, without the consent of each holder affected, no modification may:

•	change the stated maturity of the principal of, premium, if any, or any installment of interest, if any, on any debt security;

•	reduce the principal, premium, if any, or rate of interest, if any, or any obligation to pay any additional amounts;

•	reduce the amount of principal of a debt security payable upon acceleration of its maturity;

•	change the place or currency of any payment;

•	adversely affect the holder’s right to require us to repurchase the debt securities at the holder’s option;

•	impair the right of the holders to institute a suit to enforce their rights to payment;

•	adversely affect any conversion or exchange right related to a series of debt securities;

•	reduce the percentage of debt securities required to modify the indenture or to waive compliance with certain provisions of the indenture; or

•	reduce the percentage in principal amount of outstanding debt securities necessary to take certain actions.

The holders of a majority in principal amount of outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive, insofar as only that series is concerned, past defaults under the indenture and compliance by us with certain provisions of the indenture. However, these holders may not waive a default in any payment on any debt security or compliance with a provision that cannot be modified without the consent of each holder affected.

We may modify the indenture without the consent of the holders to:

•	evidence our successor under the indenture;

•	add covenants or surrender any right or power for the benefit of holders;

•	add events of default;

•

provide for unregistered securities to become registered securities under the indenture and make other such changes to unregistered securities that in each case do not materially and adversely affect the interests of holders of outstanding securities;

•	establish the forms of the debt securities;

•	appoint a successor trustee under the indenture;

•	add provisions to permit or facilitate the defeasance or discharge of the debt securities as long as there is no material adverse effect on the holders;

•

cure any ambiguity, correct or supplement any defective or inconsistent provision, make any other provisions in each case that would not materially and adversely affect the interests of holders of outstanding securities and related coupons, if any;

•	comply with any applicable laws of the United States and Canada in order to effect and maintain the qualification of the indenture under the Trust Indenture Act; or

•	change or eliminate any provisions where such change takes effect when there are no securities outstanding under the indenture.

Governing Law

The indenture and the debt securities will be governed by and construed in accordance with the laws of the State of New York.

The Trustee

The trustee under the indenture or its affiliates may provide banking and other services to us in the ordinary course of their business.

The indenture may contain certain limitations on the rights of the trustee, as long as it or any of its affiliates remains our creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The trustee and its affiliates will be permitted to engage in other transactions with us. If the trustee or any affiliate acquires any conflicting interest and a default occurs with respect to the debt securities, the trustee must eliminate the conflict or resign.

Resignation of Trustee

The trustee may resign or be removed with respect to one or more series of the debt securities and a successor trustee may be appointed to act with respect to such series. In the event that two or more persons are acting as trustee with respect to different series of debt securities, each such trustee shall be a trustee of a trust under the indenture separate and apart from the trust administered by any other such trustee, and any action described herein to be taken by the “trustee” may then be taken by each such trustee with respect to, and only with respect to, the one or more series of debt securities for which it is trustee.

Enforceability of Judgments

Since all or substantially all of our assets, as well as the assets of some of our directors and officers, are outside the United States, any judgment obtained in the United States against us or certain of our directors or officers, including judgments with respect to the payment of principal on the debt securities, may not be collectible within the United States.

We have been advised that the laws of the Province of British Columbia and the federal laws of Canada applicable therein permit an action to be brought against us in a court of competent jurisdiction in the Province of

British Columbia on any final and conclusive judgment in personam of any federal or state court located in the State of New York, or a New York Court, which is subsisting and unsatisfied for a sum certain with respect to the enforcement of the indenture and the debt securities that is not impeachable as void or voidable under the internal laws of the State of New York if: (1) the New York Court rendering such judgment had jurisdiction over the judgment debtor, as recognized by the courts of the Province of British Columbia (and submission by us in the indenture to the jurisdiction of the New York Court will be sufficient for that purpose); (2) proper service of process in respect of the proceedings in which such judgment was obtained was made in accordance with New York law; (3) such judgment was not obtained by fraud or in a manner contrary to natural justice and the enforcement thereof would not be inconsistent with public policy, as such terms are understood under the laws of the Province of British Columbia, the federal laws of Canada or contrary to any order made by the Attorney General of Canada and under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada); (4) the enforcement of such judgment would not be contrary to the laws of general application limiting the enforcement of creditors’ rights, including bankruptcy, reorganization, winding-up, moratorium and similar laws, and does not constitute, directly or indirectly, the enforcement of foreign laws which a court in the Province of British Columbia would characterize as revenue, expropriatory or penal laws; (5) in an action to enforce a default judgment, the judgment does not contain a manifest error on its face; (6) the action to enforce such judgment is commenced within the appropriate limitation period; (7) interest payable on the debt securities is not characterized by a court in the Province of British Columbia as interest payable at a criminal rate within the meaning of Section 347 of the Criminal Code (Canada); and (8) the judgment does not conflict with another final and conclusive judgment in the same cause of action; except that a court in the Province of British Columbia may stay an action to enforce a foreign judgment if an appeal of a judgment is pending or time for appeal has not expired; and except that any court in the Province of British Columbia may give judgment only in Canadian dollars.

We have been advised that there is doubt as to the enforceability in Canada by a court in original actions, or in actions to enforce judgments of U.S. courts, of civil liabilities predicated solely upon U.S. federal securities laws.

DESCRIPTION OF SHARE PURCHASE CONTRACTS

The Company may issue share purchase contracts, representing contracts obligating holders to purchase from or sell to the Company, and obligating the Company to purchase from or sell to the holders, a specified number of Common Shares, as applicable, at a future date or dates, and including by way of instalment.

The price per Common Share and the number of Common Shares, as applicable, may be fixed at the time the share purchase contracts are issued or may be determined by reference to a specific formula or method set forth in the share purchase contracts. The Company may issue share purchase contracts in accordance with applicable laws and in such amounts and in as many distinct series as it may determine.

The share purchase contracts may be issued separately or as part of units consisting of a share purchase contract and beneficial interests in debt obligations of third parties, securing the holders’ obligations to purchase the Common Shares under the share purchase contracts, which are referred to in this prospectus as share purchase units. The share purchase contracts may require the Company to make periodic payments to the holders of the share purchase units or vice versa, and these payments may be unsecured or refunded and may be paid on a current or on a deferred basis. The share purchase contracts may require holders to secure their obligations under those contracts in a specified manner.

Holders of share purchase contracts are not shareholders of the Company. The particular terms and provisions of share purchase contracts offered by any prospectus supplement, and the extent to which the general terms and provisions described below may apply to them, will be described in the applicable prospectus supplement filed in respect of such share purchase contracts. This description will include, where applicable: (i) whether the share purchase contracts obligate the holder to purchase or sell, or both purchase and sell, Common Shares, as applicable, and the nature and amount of those securities, or the method of determining those amounts; (ii) whether the share purchase contracts are to be prepaid or not or paid in instalments; (iii) any conditions upon which the purchase or sale will be contingent and the consequences if such conditions are not satisfied; (iv) whether the share purchase contracts are to be settled by delivery, or by reference or linkage to the value or performance of Common Shares; (v) any acceleration, cancellation, termination or other provisions relating to the settlement of the share purchase contracts; (vi) the date or dates on which the sale or purchase must be made, if any; (vii) whether the share purchase contracts will be issued in fully registered or global form; (viii) the material U.S. and Canadian federal income tax consequences of owning, holding and disposing of the share purchase contracts; and (ix) any other material terms and conditions of the share purchase contracts including, without limitation, transferability and adjustment terms and whether the share purchase contracts will be listed on a securities exchange or automated interdealer quotation system.

Original purchasers of share purchase contracts will be granted a contractual right of rescission against the Company in respect of the conversion, exchange or exercise of such share purchase contract. The contractual right of rescission will entitle such original purchasers to receive the amount paid upon conversion, exchange or exercise, upon surrender of the underlying securities gained thereby, in the event that this prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this prospectus; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.

DESCRIPTION OF WARRANTS

This section describes the general terms that will apply to any warrants for the purchase of Common Shares, or equity warrants, or for the purchase of debt securities, or debt warrants.

We may issue warrants independently or together with other securities, and warrants sold with other securities may be attached to or separate from the other securities. Warrants will be issued under one or more warrant agency agreements to be entered into by us and one or more banks or trust companies acting as warrant agent.

The Company will deliver an undertaking to the securities regulatory authority in each of the provinces and territories of Canada that it will not distribute warrants that, according to the aforementioned terms as described in the prospectus supplement for warrants supplementing this prospectus, are “novel” specified derivatives within the meaning of Canadian securities legislation, separately to any member of the public in Canada, unless the offering is in connection with and forms part of the consideration for an acquisition or merger transaction or unless the prospectus supplement containing the specific terms of the warrants to be distributed separately is first approved by or on behalf of the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada where the warrants will be distributed.

This summary of some of the provisions of the warrants is not complete. The statements made in this prospectus relating to any warrant agreement and warrants to be issued under this prospectus are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable warrant agreement. You should refer to the warrant indenture or warrant agency agreement relating to the specific warrants being offered for the complete terms of the warrants. A copy of any warrant indenture or warrant agency agreement relating to an offering or warrants will be filed by us with the securities regulatory authorities in applicable Canadian offering jurisdictions and the United States after we have entered into it.

The applicable prospectus supplement relating to any warrants that we offer will describe the particular terms of those warrants and include specific terms relating to the offering.

Original purchasers of warrants (if offered separately) in Canada will have a contractual right of rescission against us in respect of the exercise of such warrant. The contractual right of rescission will entitle such original purchasers to receive, upon surrender of the underlying securities acquired upon exercise of the warrant, the total of the amount paid on original purchase of the warrant and the amount paid upon exercise, in the event that this prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the exercise takes place within 180 days of the date of the purchase of the warrant under the applicable prospectus supplement; and (ii) the right of rescission is exercised within 180 days of the date of purchase of the warrant under the applicable prospectus supplement. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.

The particular terms of each issue of warrants will be described in the applicable prospectus supplement. This description will include, where applicable:

•	the designation and aggregate number of warrants;

•	the price at which the warrants will be offered;

•	the currency or currencies in which the warrants will be offered;

•	the date on which the right to exercise the warrants will commence and the date on which the right will expire;

•

the number of Common Shares or debt securities that may be purchased upon exercise of each warrant and the price at which and currency or currencies in which the Common Shares or debt securities may be purchased upon exercise of each warrant;

•

the terms of any provisions allowing or providing for adjustments in (i) the number and/or class of securities that may be purchased, (ii) the exercise price per security or (iii) the expiry of the warrants;

•	whether we will issue fractional shares;

•	whether we have applied to list the warrants or the underlying securities on any exchange;

•	the designation and terms of any securities with which the warrants will be offered, if any, and the number of the warrants that will be offered with each security;

•	the date or dates, if any, on or after which the warrants and the related securities will be transferable separately;

•	whether the warrants will be subject to redemption and, if so, the terms of such redemption provisions;

•	material U.S. and Canadian federal income tax consequences of owning the warrants; and

•	any other material terms or conditions of the warrants.

Prior to the exercise of their warrants, holders of warrants will not have any of the rights of holders of the securities subject to the warrants.

DESCRIPTION OF UNITS

The Company may issue units, which may consist of one or more Common Shares, warrants or any combination of securities as is specified in the relevant prospectus supplement. In addition, the relevant prospectus supplement relating to an offering of units will describe all material terms of any units offered, including, as applicable:

•	the designation and aggregate number of units being offered;

•	the price at which the units will be offered;

•	the designation, number and terms of the securities comprising the units and any agreement governing the units;

•	the date or dates, if any, on or after which the securities comprising the units will be transferable separately;

•	whether we will apply to list the units on any exchange;

•	material U.S. and Canadian federal income tax consequences of owning the units, including, how the purchase price paid for the units will be allocated among the securities comprising the units; and

•	any other material terms or conditions of the units.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

The Company may issue subscription receipts, which will entitle holders thereof to receive, upon satisfaction of certain release conditions and for no additional consideration, Common Shares, warrants or any combination thereof. Subscription receipts will be issued pursuant to one or more subscription receipt agreements (each, a “Subscription Receipt Agreement”), each to be entered into between the Company and an escrow agent (the “Escrow Agent”), the material terms of which will be described in the applicable prospectus supplement, that will be named in the relevant prospectus supplement. Each Escrow Agent will be a financial institution organized under the laws of Canada or a province or territory thereof and authorized to carry on business as a trustee. If underwriters or agents are used in the sale of any subscription receipts, one or more of such underwriters or agents may also be a party to the subscription agreement governing the subscription receipts sold to or through such underwriter or agent.

The following description sets forth certain general terms and provisions of subscription receipts that may be issued hereunder and is not intended to be complete. The statements made in this prospectus relating to any Subscription Receipt Agreement and subscription receipts to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Subscription Receipt Agreement. Prospective investors should refer to the Subscription Receipt Agreement relating to the specific subscription receipts being offered for the complete terms of the subscription receipts. We will file a copy of any Subscription Receipt Agreement relating to an offering of subscription receipts with the applicable securities regulatory authorities in Canada and the United States after it has been entered into.

General

The prospectus supplement and the Subscription Receipt Agreement for any subscription receipts that we may offer will describe the specific terms of the subscription receipts offered. This description may include, but may not be limited to, any of the following, if applicable:

•	the designation and aggregate number of subscription receipts being offered;

•	the price at which the subscription receipts will be offered;

•

the designation, number and terms of the Common Shares, warrants or a combination thereof to be received by the holders of subscription receipts upon satisfaction of the release conditions, and any procedures that will result in the adjustment of those numbers;

•

the conditions (the “Release Conditions”) that must be met in order for holders of subscription receipts to receive, for no additional consideration, the Common Shares, warrants or a combination thereof;

•	the procedures for the issuance and delivery of the Common Shares, warrants or a combination thereof to holders of subscription receipts upon satisfaction of the Release Conditions;

•	whether any payments will be made to holders of subscription receipts upon delivery of the Common Shares, warrants or a combination thereof upon satisfaction of the Release Conditions;

•	the identity of the Escrow Agent;

•

the terms and conditions under which the Escrow Agent will hold all or a portion of the gross proceeds from the sale of subscription receipts, together with interest and income earned thereon (collectively, the “Escrowed Funds”), pending satisfaction of the Release Conditions;

•	the terms and conditions pursuant to which the Escrow Agent will hold Common Shares, warrants or a combination thereof pending satisfaction of the Release Conditions;

•	the terms and conditions under which the Escrow Agent will release all or a portion of the Escrowed Funds to the Company upon satisfaction of the Release Conditions;

•

if the subscription receipts are sold to or through underwriters or agents, the terms and conditions under which the Escrow Agent will release a portion of the Escrowed Funds to such underwriters or agents in payment of all or a portion of their fees or commissions in connection with the sale of the subscription receipts;

•

procedures for the refund by the Escrow Agent to holders of subscription receipts of all or a portion of the subscription price of their subscription receipts, plus any pro rata entitlement to interest earned or income generated on such amount, if the Release Conditions are not satisfied;

•

any contractual right of rescission to be granted to initial purchasers of subscription receipts in the event that this prospectus, the prospectus supplement under which subscription receipts are issued or any amendment hereto or thereto contains a misrepresentation;

•	any entitlement of Equinox Gold to purchase the subscription receipts in the open market by private agreement or otherwise;

•	whether we will issue the subscription receipts as global securities and, if so, the identity of the depository for the global securities;

•	whether we will issue the subscription receipts as bearer securities, as registered securities or both;

•

provisions as to modification, amendment or variation of the Subscription Receipt Agreement or any rights or terms of the subscription receipts, including upon any subdivision, consolidation, reclassification or other material change of the Common Shares, warrants or other Equinox Gold securities, any other reorganization, amalgamation, merger or sale of all or substantially all of the Company’s assets or any distribution of property or rights to all or substantially all of the holders of Common Shares;

•	whether we will apply to list the subscription receipts on any exchange;

•	material U.S. and Canadian federal income tax consequences of owning the subscription receipts; and

•	any other material terms or conditions of the subscription receipts.

Original purchasers of subscription receipts will have a contractual right of rescission against us in respect of the conversion of the subscription receipt. The contractual right of rescission will entitle such original purchasers to receive the amount paid on original purchase of the subscription receipt upon surrender of the underlying securities gained thereby, in the event that this prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion takes place within 180 days of the date of the purchase of the subscription receipt under this prospectus; and (ii) the right of rescission is exercised within 180 days of the date of purchase of the subscription receipt under this prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.

Rights of Holders of Subscription Receipts Prior to Satisfaction of Release Conditions

The holders of subscription receipts will not be, and will not have the rights of, shareholders of Equinox Gold. Holders of subscription receipts are entitled only to receive Common Shares, warrants or a combination thereof on exchange of their subscription receipts, plus any cash payments, all as provided for under the Subscription Receipt Agreement and only once the Release Conditions have been satisfied. If the Release Conditions are not satisfied, holders of subscription receipts shall be entitled to a refund of all or a portion of the subscription price thereof and all or a portion of the pro rata share of interest earned or income generated thereon, all as provided in the Subscription Receipt Agreement.

Escrow

The Subscription Receipt Agreement will provide that the Escrowed Funds will be held in escrow by the Escrow Agent, and such Escrowed Funds will be released to the Company (and, if the subscription receipts are sold to or through underwriters or agents, a portion of the Escrowed Funds may be released to such underwriters or agents in payment of all or a portion of their fees in connection with the sale of the subscription receipts) at the time and under the terms specified by the Subscription Receipt Agreement. If the Release Conditions are not satisfied, holders of subscription receipts will receive a refund of all or a portion of the subscription price for their subscription receipts, plus their pro-rata entitlement to interest earned or income generated on such amount, if provided for in the Subscription Receipt Agreement, in accordance with the terms of the Subscription Receipt Agreement. Common Shares or warrants may be held in escrow by the Escrow Agent and will be released to the holders of subscription receipts following satisfaction of the Release Conditions at the time and under the terms specified in the Subscription Receipt Agreement.

Modifications

The Subscription Receipt Agreement will specify the terms upon which modifications and alterations to the subscription receipts issued thereunder may be made by way of a resolution of holders of subscription receipts at a meeting of such holders or consent in writing from such holders. The number of holders of subscription receipts required to pass such a resolution or execute such a written consent will be specified in the Subscription Receipt Agreement.

The Subscription Receipt Agreement will also specify that we may amend any Subscription Receipt Agreement and the subscription receipts, without the consent of the holders of the subscription receipts, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of the holder of outstanding subscription receipts or as otherwise specified in the Subscription Receipt Agreement.

The foregoing summary of certain of the principal provisions of the securities is a summary of anticipated terms and conditions only and is qualified in its entirety by the description in the applicable prospectus supplement under which any securities are being offered.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable prospectus supplement may describe certain Canadian federal income tax consequences to an investor who is a non-resident of Canada or to an investor who is a resident of Canada of acquiring, owning and disposing of any of our securities offered thereunder. The applicable prospectus supplement may also describe certain U.S. federal income tax consequences of the acquisition, ownership and disposition of any of our securities offered thereunder by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code of 1986), including, to the extent applicable, such consequences relating to debt securities payable in a currency other than the U.S. dollar, issued at an original issue discount for U.S. federal income tax purposes or containing early redemption provisions or other special items. Investors should read the tax discussion in any prospectus supplement with respect to a particular offering and consult their own tax advisors with respect to their own particular circumstances.

SELLING SECURITYHOLDERS

Our securities may be sold under this prospectus by way of a secondary offering by or for the account of certain of our securityholders. The prospectus supplement that we will file in connection with any offering of our securities by selling securityholders will include the following information:

•	the names of the selling securityholders, and where the selling securityholder is not an individual, the name of the principal securityholder of such selling securityholder to the extent known;

•	the number or amount of our securities owned, controlled or directed by each selling securityholder;

•	the number or amount of our securities being distributed for the account of each selling securityholder;

•

the number or amount of securities to be owned by the selling securityholders after the distribution and the percentage that number or amount represents of the total number of our outstanding securities; and

•	whether our securities are owned by the selling securityholders both of record and beneficially, of record only or beneficially only.

PLAN OF DISTRIBUTION

New Issue

We may issue our securities offered by this prospectus for cash or other consideration: (i) to or through underwriters, dealers, placement agents or other intermediaries; (ii) directly to one or more purchasers; or (iii) in connection with acquisitions of assets or shares or another entity or company.

Each prospectus supplement with respect to our securities being offered will set forth the terms of the offering, including:

•	the name or names of any underwriters, dealers or other placement agents;

•	the number and the purchase price of, and form of consideration for, our securities;

•	any proceeds to us; and

•	any commissions, fees, discounts and other items constituting underwriters’, dealers’ or agents’ compensation.

The Company’s securities may be sold, from time to time, in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market price or at negotiated prices, including sales in transactions that are deemed to be ATM Distributions, including sales made directly on the TSX, NYSE American or other existing trading markets for the securities. The prices at which the securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the securities at the initial offering price fixed in the applicable prospectus supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial offering price fixed in such prospectus supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the securities is less than the gross proceeds paid by the underwriters to the Company.

Only underwriters named in the prospectus supplement are deemed to be underwriters in connection with our securities offered by that prospectus supplement.

Under agreements which may be entered into by us, underwriters, dealers and agents who participate in the distribution of our securities may be entitled to indemnification by us against certain liabilities, including liabilities under the U.S. Securities Act and applicable Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. The underwriters, dealers and agents with whom we enter into agreements may be customers of, engage in transactions with, or perform services for, us in the ordinary course of business.

No underwriter or dealer involved in an ATM Distribution, no affiliate of such underwriter or dealer and no person acting jointly or in concert with such underwriter or dealer has over-allotted, or will over allot, the Company’s securities in connection with an ATM Distribution of the Company’s securities or effect any other transactions that are intended to stabilize the market price of the Company’s securities during an ATM Distribution.

In connection with any offering of the Company’s securities other than in an ATM Distribution, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Company’s securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

Secondary Offering

This prospectus may also, from time to time, relate to the offering of our securities by certain selling securityholders.

The selling securityholders may sell all or a portion of our securities beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If our securities are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent’s commissions. Our securities may be sold by the selling securityholders in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions, as follows:

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	broker-dealers may agree with the selling securityholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

If the selling securityholders effect such transactions by selling our securities to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling securityholders or commissions from purchasers of our securities for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of our securities or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of our securities in the course of hedging in positions they assume. The selling securityholders may also sell our securities short and deliver our securities covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling securityholders may also loan or pledge our securities to broker-dealers that in turn may sell such shares.

At the time a particular offering of our securities is made by any selling securityholders, a prospectus supplement will be distributed which will identify the selling securityholders and provide the other information set forth under “Selling Securityholders” of such prospectus supplement, including the aggregate amount of our securities being offered and the terms of the offering, including the name or names of any underwriters, broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling securityholders and any discounts, commissions or concessions allowed or re-allowed or paid to broker-dealers.

There can be no assurance that any securityholder will sell any or all of our securities registered pursuant to this prospectus.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Company are KPMG LLP, Chartered Professional Accountants through its offices located on the 11th Floor at 777 Dunsmuir Street, Vancouver, British Columbia, Canada V7Y 1K3. KPMG LLP has confirmed that they are independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation, and that they are independent accountants with respect to the Company under all relevant U.S. professional and regulatory standards.

As of the date of this prospectus, the transfer agent and registrar for the Company’s Common Shares in Canada and the United States, respectively, is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia, Toronto, Ontario and New York, New York.

INTEREST OF EXPERTS

The following are the names of persons or companies (a) that are named as having prepared or certified a report, valuation, statement or opinion included in or included by reference in this prospectus; and (b) whose profession or business gives authority to the statement, report or valuation made by the person or Equinox Gold:

•

Gary Methven, P.Eng., Paul Salmenmaki, P.Eng., Mo Molavi, P.Eng., Eugene Tucker, P.Eng., each of whom is, or was at the time of filing of the report, of AMC Mining Consultants; Glenn Bezuidenhout, FSAIMM, of Lycopodium Minerals Canada Ltd. and Riley Devlin, P.Eng., of StruthersTech Technical Solutions Ltd., each of whom is, or was at the time of filing the report, independent of the Company; and Kelly Boychuk, P.Eng., Ali Shahkar, P.Eng., Paul Sterling, P.Eng., and Travis O’Farrell, P.Eng., each of whom is, or was at the time of filing the report, an employee of Equinox Gold, prepared the technical report entitled “Updated Technical Report for the Los Filos Mine Complex, Guerrero State, Mexico” dated effective June 30, 2022;

•

Eleanor Black, P.Geo. and Trevor Rabb, P.Geo., each of Equity Exploration Consultants Ltd.; Neil Lincoln, P.Eng. and Gordon Zurowski, P.Eng., each of AGP Mining Consultants Inc., each of whom is independent of the Company and named as having prepared the technical report entitled “Technical Report on the Aurizona Gold Mine Expansion Pre-Feasibility Study Maranhão, Brazil” dated effective September 20, 2021;

•

Bruce Davis, FAusIMM of BD Resource Consulting, Inc.; Nathan Robison, P.E., of Robison Engineering Company; Ali Shahkar, P.Eng., of Lions Gate Geological Consulting Inc.; Robert Sim, P.Geo., of SIM Geological Inc.; Jeffrey Woods, SME MMAS, of Woods Process Services LLC; and Gordon Zurowoski, P.Eng., of AGP Mining Consultants Inc., prepared the technical report entitled “Technical Report on the Mesquite Gold Mine, California, U.S.A” dated effective December 31, 2019;

•

Felipe M. Araújo, MAusIMM (CP), Hugo R. A. Filho, FAusIMM (CP), Gunter C. Lipper, M.Sc., FAusIMM, César A. Torresini, FAusIMM and Tiãozito V. Cardoso, MBA, FAusIMM, each of whom is, or was at the time of filing of the report, an employee of Equinox Gold, prepared the technical report entitled “NI 43-101 Technical Report on the Fazenda Brasileiro Gold Mine, Bahia State, Brazil” dated effective December 31, 2020;

•

Gabriel Secrest, P.E. and Laurie M. Tahija, Q.P., each of whom is, or was at the time of filing of the report of M3 Engineering & Technology Corporation; Eleanor Black, P.Geo. and Trevor Rabb, P.Geo., each of Equity Exploration Consultants Ltd.; John Nilsson, P.Eng., of Nilsson Mine Services Ltd.; and R. Douglas Bartlett, PG, C.P.G., of Geo-Logic Associates Inc., prepared the technical report entitled “Technical Report on the Castle Mountain Project Feasibility Study” dated effective February 26, 2021;

•

Hugo R.A. Filho, MAusIMM (CP), an employee of Equinox Gold at the time of filing of the report; Mark B. Mathisen, C.P.G. and Grant A. Malensek, M.Eng./P.Geo., each of SLR International Corporation (formerly Roscoe Postle Associates Inc.); and Stephen La Brooy, FAusIMM and Tommaso R. Raponi, P.Eng., each of Ausenco Engineering Canada Inc., prepared or certified the technical report entitled “NI 43-101 Technical Report on the Santa Luz Project, Bahia State, Brazil” dated effective June 30, 2020;

•

Alexandre Dorval, P.Eng., Réjean Sirois, P.Eng., Nicolas Vanier, P.Eng. and Carl Michaud, P.Eng., each of GMS; Ken Bocking, P.Eng., of WSP Global Inc.; Michelle Fraser, P.Geo., of Stantec Consulting Limited; Pierre Roy, P.Eng., of Soutex Inc.; and Darrol van Deventer, P.Eng., of Equinox Gold, prepared or certified the Greenstone Technical Report; and

•

Doug Reddy, MSc, P.Geo., Equinox Gold’s Chief Operating Officer; Scott Heffernan, MSc, P.Geo., Equinox Gold’s EVP Exploration; and Ali Shahkar P.Eng., Equinox Gold’s Director, Mineral Resources are “Qualified Persons” under NI 43-101 and are named as having reviewed and approved the disclosure of the consolidated Mineral Reserves and Mineral Resources contained in the Annual Information Form and the Annual MD&A.

As at the date of this prospectus, to the best knowledge of Equinox Gold, the aforementioned persons, collectively, held less than one percent of the securities of Equinox Gold when they prepared or certified a report, valuation, statement or opinion, as applicable, referred to above and as at the date hereof, and they did not receive any direct or indirect interest in any securities of Equinox Gold or of any associate or affiliate of Equinox Gold in connection with the preparation or certification of such report, valuation, statement or opinion, as applicable.

As at the date of this prospectus, other than Doug Reddy, Scott Heffernan, Kelly Boychuck, Gunter C. Lipper, César A. Torresini, Paul Sterling, Ali Shahkar and Darrol van Deventer, none of the aforementioned persons is or is currently expected to be elected, appointed or employed as a director, officer or employee of Equinox Gold or of any associate or affiliate of Equinox Gold.

WELL-KNOWN SEASONED ISSUER

On December 6, 2021, the securities regulatory authorities in each of the provinces and territories of Canada each independently adopted a series of substantively harmonized blanket orders, including in British Columbia, BC Instrument 44-503 – Exemption from Certain Prospectus Requirements for Canadian Well-known Seasoned Issuers (together with the equivalent local blanket orders in each of the other provinces and territories of Canada, collectively, the “WKSI Blanket Orders”). The WKSI Blanket Orders were adopted to reduce regulatory burden for certain large, established reporting issuers with strong disclosure records associated with certain prospectus requirements under NI 44-101 and NI 44-102. The WKSI Blanket Orders came into force on January 4, 2022 and allow “well-known seasoned issuers”, or “WKSIs”, to file a final short form base shelf prospectus as the first public step in an offering, and exempt qualifying issuers from certain disclosure requirements relating to such final short form base shelf prospectus. As of the date hereof, the Company has determined that it qualifies as a “well-known seasoned issuer” under the WKSI Blanket Orders.

AGENT FOR SERVICE OF PROCESS

Fraz Siddiqui and Marshall Koval, two directors of the Company, reside outside of Canada and have appointed the following agents for service of process in Canada:

Name of Person	Name and Address of Agent
Marshall Koval	Equinox Gold Corp. Suite 1501 – 700 West Pender Street, Vancouver, British Columbia, Canada V6C 1G8

Fraz Siddiqui	Equinox Gold Corp. Suite 1501 – 700 West Pender Street, Vancouver, British Columbia, Canada V6C 1G8

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

LEGAL MATTERS

Certain legal matters related to our securities offered by this prospectus will be passed upon on our behalf by Blake, Cassels & Graydon LLP, with respect to matters of Canadian law, and Paul, Weiss, Rifkind, Wharton & Garrison LLP, with respect to matters of U.S. law.

WHERE YOU CAN FIND MORE INFORMATION

We are required to file with the securities commission or authority in each of the applicable provinces and territories of Canada annual and quarterly reports, material change reports and other information. In addition, we are subject to the informational requirements of the Exchange Act, and, in accordance with the Exchange Act, we also file reports with, and furnish other information to, the SEC. Under a multijurisdictional disclosure system adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ in certain respects from those in the United States. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required to publish financial statements as promptly as U.S. companies.

You may read any document we file with or furnish to the securities commissions and authorities of the provinces and territories of Canada through SEDAR+ and any document we file with, or furnish to, the SEC on EDGAR, and may be accessed at www.sec.gov. Please note that the SEC’s website and the website containing Canadian securities regulatory filings are including in this prospectus and any applicable prospectus supplement as inactive textual references only. The information contained on such websites is not incorporated by reference in this prospectus and any applicable prospectus supplement and should not be considered part of this prospectus or any applicable prospectus supplement, except as explicitly described in the section titled “Documents Incorporated by Reference”.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a company incorporated under the BCBCA. Most of our directors and officers, and the experts named in this prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets may be, and a substantial portion of the Company’s assets are, located outside the United States. We have appointed an agent for service of process in the United States (as set forth above), but it may be difficult for holders of securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws. We have been advised that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws or the securities or “blue sky” laws of any state within the United States, would likely be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of the liability predicated solely upon U.S. federal securities laws.

We will file with the SEC, concurrently with our registration statement on Form F-10 of which this prospectus is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, we will appoint CT Corporation as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a U.S. court arising out of or related to or concerning the offering of securities under this prospectus.